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04035371

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

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REGISTRANT'S NAME Lukoil Oil Co.

*CURRENT ADDRESS

**FORMER NAME

PROCESSED

JUL 12 2004

THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 4006 FISCAL YEAR 12-31-03

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DAT : 7/12/04

LUKOIL ANNUAL REPORT 2003

LUKOIL
OIL COMPANY

PRESS RELEASE
June 24, 2004

OAO LUKOIL HOLDS ANNUAL GENERAL MEETING

OAO LUKOIL ("LUKOIL" or "the Company") held an Annual General Shareholders Meeting ("AGSM") in Moscow today to approve its 2003 annual report and financial statements based on the result of the financial year.

Vagit Alekperov, President of LUKOIL, reported on the Company's performance in 2003 and its prospects.

In 2003, LUKOIL attained a sustainable growth of its sales and reported a record high net profit of USD 3.701 billion as against USD 1.843 billion in 2002.

In 2004, LUKOIL will reconsider its investment program and will stick to a project-by-project approach. Since then, the Program will include projects with a minimum rate of return of 15%.

In 2004, the LUKOIL Group will spin-off its drilling, IT, construction and transportation service units. The Company plans to sell its core assets which do not meet the corporate profitability criteria.

LUKOIL continues to implement its cost control program focusing on corporate restructuring. In the near future the Company plans to complete the establishment of regional production, refining and marketing centers.

The AGSM approved the payment of dividends based on the Company's performance in 2003 in the amount of 24 rubles per ordinary share (19.5 rubles per ordinary share based on the Company's performance in 2002). The dividends will be paid within the period from July till December 2004.

The AGSM also adopted a number of amendments to the Charter of OAO LUKOIL aiming to improve corporate governance and business transparency. The AGSM also approved amendements and addenda to the *Regulations on the Procedure for Preparing and Holding the General Shareholdres Meeting of OAO "LUKOIL"* and amendements and addenda to *the Regulations on the Board of Directors of OAO "LUKOIL"*.

The shareholders also considered an issue on the remuneration and compensation of expenses to the memebers of the Board of Directors and Audit Commission of OAO LUKOIL.

The AGM also elected the Audit Commission.

The Company shareholders also approved interested/related party transactions.

ZAO "KPMG" was approved as LUKOIL's independent auditor.

The following Board of Directors was elected by the shareholders at the AGSM:

Vagit Yu. Alekperov, President of OAO "LUKOIL";

Mikhail P. Berezhnoi, General Director of the Non-State Pension Fund LUKOIL-Garant;

Alexander A. Braverman, President of the Non-Profit Organization Russian Marketing Association;

Valery I. Grayfer, General Director of OAO RITEK;

Oleg E. Kutafin, Rector (President) of the Moscow State Academy of Law;

Ravil U. Maganov, First Vice President of OAO "LUKOIL";

Richard Matzke, Vice Chairman of ChevronTexaco (prior to February 2002);

Sergei A. Mikhailov, General Director of ZAO Upravlyayushaya Kompaniya Management Center;

Mark Mobius, Managing Director of Templeton Asset Management Ltd.;

Nikolai A. Tsvetkov, President of OOO Finansovaya Korporatsiya NIKoil [NIKoil Financial Corporation];

Igor V. Sherkunov, Chairman of the Board of Directors of ZAO Investitsionnaya Gruppa Kapital [Capital Investment Group].

Valery Grayfer, General Director of OAO RITEK was elected Chairman of the newly elected Board of Directors at the Board of Directors Meeting held after the AGSM.

Press-service
tel.(095)927 1677, fax (095)927 1653, e-mail: pr@lukoil.com

LUKOIL OIL COMPANY

Annual Report 2003

CONTENTS

Basic Financial Indicators

Sales, mln dollars	22299
Income from operating activities, mln dollars	4587
Income before profit tax, mln dollars	4576
Net profit, mln dollars	3701
EBITDA, mln dollars	5630
Capital expenditures (monetary and non-monetary), mln dollars	3018
Investment (in acquisitions of subsidiaries), mln dollars	1225
Dividends to shareholders (recommended) mln dollars	714

Basic Operating Indicators

Oil and gas reserves as of 1 January, 2004 (proven), bln barrels of oil equivalent	20.1
Oil production (subsidiaries and affiliates), mln tons	81.5
Gas production (subsidiaries and affiliates), bln cubic meters	5.7
Refinery throughput (LUKOIL refineries in Russia and abroad) mln tons	42.3
Oil exports from Russia (subsidiaries and affiliates), mln tons	37.7
Petroleum product exports from Russia, mln tons	13.5
Petrochemical production, mln tons	1.7
Number of retail outlets, proprietary and rented	4599

Capital Expenditures (mln USD)


4000
3000
2000
1000
0
1999
2000
2001
2002
2003
Upstream
Downstream

Investments in acquisitions of subsidiaries (mln USD)


1400
1200
1000
800
600
400
200
0
1999
2000
2001
2002
2003
Upstream
Downstream

ROACE


40%
30%
20%
10%
0%
1999
2000
2001
2002
2003

Net Profit (bln USD)


5
4
3
2
1
0
1999
2000
2001
2002
2003

Dividends per Share* (USD)


1,0
0,8
0,6
0,4
0,2
0,0
0.11
0.28
0.48
0.63
0.84
1999
2000
2001
2002
2003

* In calculation of dividend payment in US dollars, the exchange rate on the day of announcement was used.


LUKOIL

LUKOIL today

LUKOIL IS RUSSIA'S BIGGEST OIL COMPANY

LUKOIL TODAY IS:

- 1.5% of global oil reserves and 2.1% of global oil production
- 18% of Russian oil production and 19% of Russian oil refining

- The largest private oil company worldwide by proven reserves of crude oil and 2nd largest private oil company worldwide by proven reserves of hydrocarbons
- The 6th largest private oil company worldwide by production of hydrocarbons

- 11th by net profit among the world's top-100 private and state oil companies
- 24th by sales among the world's top-100 private and state oil companies
- 21st by assets among the world's top-100 private and state oil companies

- The biggest Russian oil business group with annual turnover of over $20 bln.
- The most liquid Central and Eastern European security issuer on the London Stock Exchange (LSE)
- The most liquid oil stock and second most liquid stock overall on the Russian Trading System (RTS)
- A leader among Russian oil companies for openness and transparency. The first Russian company to receive full listing on the London Stock Exchange

- The only private Russian oil company whose share capital is dominated by minority stakeholders

Sources: Energy Intelligence Group, International Energy Agency, OPEC, US Energy Department, Russian Ministry of Energy, RTS, LSE, corporate information.

Our purpose is to harness the energy of natural resources for human benefit

Transformation into a global energy company
Creation of a global brand
Greater diversification to make our business stronger
Consistent, long-term growth

Increase of market capitalization
Growth of dividend yield
Application of best corporate governance practice
Informational openness and transparency

Growth of net income
Improving efficiency through business restructuring
Reduction and control of costs
Making best use of innovations and new technologies

Social responsibility
Improvement of personnel qualifications and motivation
Protecting the environment
Developing social and charity programs

Events in 2003

January

The Russian Foreign Minister Igor Ivanov met with the LUKOIL President Vagit Alekperov in Moscow. During the meeting the Minister confirmed that Russian diplomats would provide support abroad for Russian business in general and LUKOIL in particular.

March

Company shares were acclaimed as the most liquid securities of issuers from Central and Eastern Europe on the London Stock Exchange.

LUKOIL registered the company Naryanmarneftegaz in the Nenets Autonomous District. The new company will act as operator at all fields in the region. Licenses will be reassigned to this company and non-core assets will be withdrawn as part of the LUKOIL restructuring program. Reorganization of LUKOIL's management structure in the region is also intended to reduce administrative expenses.

April

LUKOIL proven reserves on 1 January 2003, according to data audited by Miller and Lents (USA), were 19.3 bln barrels of oil equivalent, up from 16.6 bln barrels of oil equivalent on 1 January 2002.

The Company completed sale of its 10% stake in the Azeri-Chirag-Gyuneshli project to INPEX South West Caspian Sea Ltd. Value of the transaction was $1.375 bln in cash.

The LUKOIL BoD approved an incentive scheme for employees to stimulate increase of Company capitalization. Company employees have the right to activate share options three years after the start of the program, on condition that contractual commitments and target indicators are achieved. A total 10 mln shares are earmarked for inclusion in the scheme.

LUKOIL signed a package of agreements with the Azerbaijan State Oil Company concerning additional conditions for exploration & development of the D-222 (Yalama) marine block, located in the Azerbaijani sector of the Caspian Sea. The new agreements expand the contract territory from 1287 square kilometers to 3,037 square kilometers and LUKOIL's stake in the project is increased from 60% to 80%.

June

The Company's Annual Report and dividends for 2002 were approved at the AGM. Dividends for 2002 were set at 19.5 roubles per common share.

LUKOIL completed consolidation of assets in the Republic of Komi. The Company acquired 39.4% of Tebukneft and 55.4% of Ukhtaneft, raising its stakes in these companies to 93.9% and 97.7% respectively. The Group also acquired 77.4% of the shares of RKM-Oil. Prior to the acquisition Tebukneft and Ukhtaneft had been accounted as affiliate



rus
RUSSIA
Kazakhstan
Uzbekistan
Azerbaijan
Georgia
Iran
Iraq
Saudi Arabia
Exploration
Exploration & Production
Exploration, Production, Refining & Marketing
Marketing
Refining & Marketing



Bela
Baltics
Poland
Ukraine
Czech Republic
Romania
USA
Bulgaria
Turkey
Cyprus
Egypt
Colombia

companies. In April 2003 the Group obtained 81% of Yaregskaya Nefte-Titanovaya Kompaniya, increasing its stake in that company to 99%. Total reserves of the bought assets were 380 mln barrels. Acquisition costs did not exceed $1.1 per barrel of reserves. The Group bought 21.5% of shares of Komineft in June 2003 for $63 mln, increasing its stake in that company to 80.6%.

July

LUKOIL and Rosneft signed purchase and sale agreements for assets of Arkhangelskgeoldobycha (AGD) and Northern Lights. The transactions left LUKOIL as owner of nearly 100% of AGD.

August

The LUKOIL BoD approved a resolution on dividend policy designed to promote interests of the Company and its shareholders, raise investment attractiveness and capitalization of the Company, and ensure strict observance of shareholder rights.

It was decided to create three committees under the chairmanship of independent directors: a Strategy and Investment Committee, a Personnel and Remuneration Committee, and an Audit Committee.

September



LUKOIL held the first-ever meeting of the BoD Strategy and Investment Committee, chaired by the independent director, Richard Mazke. The Committee reviewed a draft of the Company's long term development program as well as a set of measures to increase of Company cash flows via calculation of the investment program by sectors (exploration, production, refining, marketing), maximization of net profit in each sector, and establishment of ROACE and IRR targets for each sector.

The President of Russia, Vladimir Putin, took part in the opening ceremony of a Company filling station in New York.

October



LUKOIL received a syndicated credit of $765 mln. The main organizers of the credit were ABN AMRO and Citigroup. The credit consists of two parts: $465 mln for five years at a rate of LIBOR+2% and $300 mln for seven years at LIBOR+2.5%.

LUKOIL and Gazprom signed a gas supply agreement, by which Gazprom will buy gas from the Company's pilot gas development project at the Nakhodkinskoye field at a price of at least $22.5 per thousand cubic meters not including VAT.



The LUKOIL BoD discussed measures for raising Company market capitalization, and decided to continue the program of restructuring and withdrawal of non-core assets. A decision on optimization of field development was also taken.



LUKOIL President Vagit Alekperov held a working meeting with the President of the Republic of Kazakhstan, Nursultan Nazarbayev, in Astana (Kazakhstan), in order to discuss LUKOIL activities in Kazakhstan.

The international rating agency, Moody's Investors Service, assigned LUKOIL a long-term credit rating at Ba2 with stable outlook.

LUKOIL launched the first part of an oil terminal with one million tons capacity in Astrakhan Region to be used for oil & gas exports.

November

The LUKOIL BoD approved the Strategic Development Program of LUKOIL Group for the period 2004-2013, envisaging increase of main financial indicators by 2-2.5 times and increase of hydrocarbon production volumes by 1.8 times with investment of over $25 bln.
The LUKOIL BoD Audit Committee held its first meeting.

LUKOIL redeemed bonds that had remained in circulation from the Company's issue of convertible bonds with total value of $350 mln in November 1997.

December

LUKOIL won first prize in the competition "Best Russian Companies of 2003" in the category "Best Corporate Issuer on the Russian Stock Market". The competition was organized by the Russian Union of Industrialists and Entrepreneurs and the Chamber of Trade and Industry of the Russian Federation.

International Finance Review (IFR) rated LUKOIL's $765 mln syndicated credit as the "Best Transaction of 2003 on Developing Markets". In the opinion of IFR, LUKOIL succeeded in making full use of the improving state of the market and set a new benchmark as regards size of the transaction, maturity and price conditions, and also innovative structuring of the deal.

The Company offered a presentation "Ecological Safety Program of LUKOIL Organizations in the period 2004-2008", presenting about 400 measures with overall cost of 33.5 bln roubles.



Letter to Shareholders

We are pleased to announce that return to shareholders reached 53% in 2003, double the level in 2002. This was largely due to successful implementation of a new Company development strategy. Since the middle of 2002 LUKOIL has set its sights on qualitative growth, based on increase of value, with growth of return on invested capital and maximization of share profitability. The fruits of this new strategy were clearly visible in 2003, when LUKOIL succeeded in striking a balance between expansion and efficiency improvements. This was achieved by transfer to new guiding principles in the investment process, based on high internal rates of return from investment projects, and by a change in work incentives. Today we measure success of the Company and its separate parts by criteria of financial efficiency, and not by gross production indicators.

Last year the Company turned a page in its development and moved onto a new phase of growth, based on achievement of high financial and production results. LUKOIL's focus on an extensive development path during its first decade of existence was justified by the need to secure leading positions in various segments and regions of the Russian market. LUKOIL's expansion coincided with transformation of Russia's plan economy into a market economy, so that it was possible to acquire assets relatively cheaply in an environment of high investment risks. Looking back at the results of the last decade we can confidently say that we have created a firm foundation for quality growth of our business and steady increase of income to shareholders in the decade to come.

LUKOIL has a diversified and rich reserve base. We are the only Russian company with significant commercial hydrocarbon reserves in the two new oil provinces, located in the European part of Russia: Timano-Pechora and the North Caspian. Rapid commissioning of these fields in the next few years will help successful, long-term development of the Company's capitalization. Expansion of the reserve base is also crucial for the long-term, strategic goal of turning LUKOIL into a global energy Company.

The Strategic Development Program for the Period 2004-2013, adopted by LUKOIL last year, will define rates of Company development over the coming decade. The basic theme of the Program is that a solid reserve base is the best foundation for consistent, long-term growth. Key targets of the Program are raising of the Company's basic financial indicators by 2-2.5 times and increase of hydrocarbon output by 1.8 times with investment of over $25 bln. The Program envisages steady annual production growth of over 5% from 2005 (compared with recent annual growth figures of 1-2%).



LUKOIL has also prioritized production efficiency gains at existing fields in the Company's traditional core regions, Western Siberia and Perm, which remain of key importance for crude output. LUKOIL intends to maintain a significant presence in these regions, and a program for optimal development of existing fields, approved by the Company last year, aims to raise efficiency at all stages of development and to increase output. This is being achieved by intensification of reserve development, optimization of liquid production and water pumping, and application of high-efficiency, resource-saving technologies. These measures have enabled revision of LUKOIL's 2004 output growth forecast from 3-4% to 6-7%. Nearly all of the extra growth will be due to improved operating efficiency in the Company's traditional production regions.

LUKOIL is expanding the geography of its international activities to optimize the Company's reserve base and bring its production, refining and sales businesses nearer to global consumer markets. The Company has already expanded from Russia to nearly all the world's principal regions: the USA, Eastern Europe, the Caspian, Central Asia, Latin America, the Middle East and North Africa. International exploration and production projects are focused on regions that are made attractive by their proximity to consumers, low production costs and stable tax regimes: the Caspian, Central Asia, the Middle East, North Africa, and Latin America.

We also made significant advances in development of the natural gas sector and commercialization of our gas reserves in 2003. LUKOIL signed an agreement on sales of gas to Gazprom. The agreement clears the way for development of our gas projects and justifies past and future investments by LUKOIL in gas business. Our gas reserves in Yamal, the North Caspian and elsewhere in Russia provide a strong basis for gas sector development. LUKOIL is targeting annual production volumes of 50 bln cubic meters by 2013, which will make the Company the second biggest gas producer in Russia after Gazprom. We are developing strategies for commercialization of our gas reserves in Russia and abroad, and discussing partnerships with Russian and foreign companies in the gas and power generating sectors.

Our efforts in oil refining and oil product marketing will remain focused on high-quality, environmentally friendly production, increase of light-product output, control of production costs, and expansion of the Company presence on promising retail markets. LUKOIL will sell filling stations and oil storage facilities located on markets with marginal significance for the Company.

The main emphasis for long-term development will be on the production sector, targeting steady growth of crude output and development of gas-fueled power generating. However, oil refining, petrochemicals and oil product marketing will also be developed to assure increase of value-added production and adequate channels for sale of that production. A proper balance between various sectors will favor steady development of the Company under any conditions.

The aim of the Company's financial strategy is to create and maintain a strong balance sheet, consistently delivering a diversified cash flow and income from activities. The Company's long-term strategic aim is to increase free cash flow by several times for purposes of restructuring and development of shareholder value, and to enhance investment attractiveness. In the short term the Company will maintain the ratio of loans to equity at a level of 30%, with possibility of quick and efficient recourse to capital markets in Russia and abroad. LUKOIL will also use the current favorable state of credit markets to improve its debt structure. Replacement of short-term and expensive debts by longer and cheaper facilities will be continued. Thanks to this policy, the Company already reduced its annual average-weighted borrowing rate by 2.5 percentage points last year, from 7.4% to 4.9%. Good financial results and a strong balance sheet in 2003 enabled growth of dividend payments to shareholders by 23% to 24 roubles per share, and provide the best basis for aggressive development in 2004.

The Company attaches great importance to maintaining and developing consistent shareholder value during achievement of all short- and long-term goals. Taking account of hydrocarbon price volatility on world markets and the long investment cycle in the oil & gas industry, management sees strict cost control and continuation of the restructuring program as the best way to maximize profitability of Company operations.

Management efforts in the medium term will be focused on providing shareholders with high returns on invested capital (no less than 13-15%), mainly by raising efficiency of the Company's investment activity

LUKOIL will soon transfer completely to a project-by-project principle in its investment program. Investment planning in all sectors will use a unified, consolidated, long-term model for assessing efficiency of projects.

Company goals in the short and medium term are focused on accelerating the process of restructuring and increasing annual production growth to at least 5%. Non-core assets will be withdrawn and the Company will continue to implement its program of restructuring and efficiency improvements in 2004. LUKoil-Trans and LUKOIL-Neftegazstroi should be withdrawn from the Group by the end of the year.

Total Shareholder Return (TSR)* in 2003 and average over 3 years


60%
40%
20%
0
16%
53%
2000–2002
2003

* Total Shareholder Return (TSR) – the ratio of the sum of the difference between price of a share at the end of a period, and at the beginning of that period, and the dividends paid for that period, to the price of a share at the beginning of the period.

Increase of market capitalization will depend on unconditional compliance with the points set out in the Strategic Development Program up to 2013 as regards reduction of production costs, efficient allocation of oil resources, optimization of the asset portfolio and improvement of corporate governance. Achievement of these aims will allow us to meet our commitments to shareholders and investors for increase of Company value and growth of shareholder revenues.

LUKOIL Restructuring Program Progress in 2003

LUKOIL Restructuring Program

Efficiency improvements

- **Increase of high-margin operations** — Crude exports grew by 13% compared with 2002, and the share of oil and petroleum exports in total sales increased to 74%
- **Faster commissioning of new fields** — 14 new fields were commissioned
- **Closure of inefficient wells** — About 4% of all producing wells were closed
- **Raising oil production efficiency and average well productivity** — Average well productivity was raised by 8% to 9.7 tons per day
- **Cost reduction** — Production costs were kept at $2.6 per barrel, representing a reduction of 25-30% in real terms from 2002

Hands-on management of the asset portfolio

On 28 April 2003 LUKOIL completed sale of a 10% stake in the Azeri-Chirag-Gyuneshli project for $1.3 bln. Net profit from the sale was $1.1 bln. The deal marks the start of asset portfolio optimization and confirms Company ability to commercialize reserves through sale. This process will be continued in 2004

Consolidation of efficient assets

The company made significant efforts to consolidate production assets, taking advantage of the favorable state of the market. Major stakes in external and affiliated companies were acquired. LUKOIL bought large stakes in Arkhangelskgeoldobycha (AGD), LUKOIL-Perm, Komineft, Tebukneft, Ukhtaneft, RKM-Oil, Vitran, and Yaregskaya Nefte-Titanovaya Kompaniya (YNTK). In these transactions reserves were bought for a price of $1-1.1 and annual production of LUKOIL subsidiaries was increased by 2.5 mln tons

Withdrawal and sale of non-core assets

All necessary preparatory steps were taken last year for sale of LUKOIL-Drilling. Last year's efforts have already produced one clear result: removal of non-core activities from LUKOIL-Drilling has reduced its personnel by more than 6,000. Much work was done last year to prepare sale and withdrawal of construction and transport enterprises from LUKOIL Group, as well as service organizations providing technical and informational back-up

Exploration & Production



Strategy

- Reserve replacement as one of the most important determinants of growth and value increase.
- Optimization and better targeting of geological exploration work.
- Use of advanced scientific and technical tools at all stages of geological exploratory work in order to maximize information and minimize costs.
- Shift to assessment of results by financial criteria: profit, free cash flow, and return on invested capital.
- Control of production costs.
- Higher return on capital thanks to more careful analysis of investment projects.
- Faster commissioning of new fields in promising production regions.
- Annual average production growth no less than 5%.
- Hydrodynamic field models.
- Increase of well productivity.
- Closure of wells with low productivity and margins.
- Reducing the water cut by withdrawal of loss-making fields and optimization of field development.
- Sale of assets, which fail to meet efficiency criteria and are not under LUKOIL operating control.

Oil & Gas Reserves, Geological Exploration

LUKOIL is now the largest private oil company worldwide by proven reserves of crude oil and 2nd largest private oil company worldwide by proven reserves of hydrocarbons.

Hydrocarbon Reserves*, bln barrels of oil equivalent


25
20
15
10
5
0
Oil
Gas
21.2
20.1
18.1
16.0
14.1
12.0
11.0
7.8
7.1
5.2
Exxon Mobil
LUKOIL
BP
YUKOS
Shell
Chevron Texaco
Total
Conoco Philips
ENI
RepsolYPF

* Source: Company reports for 2003.



Reserves

The Company's subsidiaries and affiliates carry out exploration & production in several parts of Russia: in the Yamal-Nenets Autonomous District, Khanty-Mansiysk Autonomous District, Nenets Autonomous District, the Komi Republic, and in Perm, Volgograd and Kaliningrad Regions, and on the shelf of the Caspian and Azov Seas.

Distribution of oil and natural gas reserves in regions where the Company has activities

Region	Oil, mln barrels		Gas, bcf	
Western Siberia	8,421	53%	1,285	5%
Timan-Pechora	3,953	25%	577	2%
Yamal	216	1%	13,806	56%
Urals	2,124	13%	568	2%
Volga	331	2%	162	1%
Caspian	185	1%	5,763	24%
Other	276	2%	6	0%
International projects	471	3%	2,306	9%

Reserves under Russian classification. Recoverable hydrocarbon reserves (category ABC_1) of LUKOIL Group* as of 1 January, 2004, were as follows:

	Residual recoverable reserves		
	Russia	International *(Company share)*	Total
Oil, mln tons			
ABC_1	2,374.3	100.8	2,475.1
C_2	862.5	9.8	872.3
Gas condensate, mln tons			
ABC_1	41.3	36.3	77.6
C_2	30.1	0.5	30.6
Natural gas, bln cubic meters			
ABC_1	933.4	100.3	1,033.7
C_2	687	2	689

Proven Reserves of Oil & Gas (bln barrels of oil equivalent)


20.1
2003
19.1
2002
16.6
2001
0
5
10
15
20
Oil
Gas

The biggest growth of oil reserves was in the Nenets Autonomous District, the Caspian Sea and Western Siberia. Most growth of natural gas and gas condensate reserves was in the Caspian Sea.

Reserves under international classification. In 2003 the Company carried out its ninth annual technical and economic audit of reserves with assistance from independent consultants of

* Recoverable hydrocarbon reserves of subsidiary, joint and affiliate companies of LUKOIL Group.



the US company Miller and Lents. Assessment of reserves in accordance with requirements and methodology of the US Society of Petroleum Engineers gave a result of 20.1 bln barrels of oil equivalent.

The Company's reserve base under international classification grew on average by 4% (5% for oil and 1% for gas).

Factors in growth of the Company's reserve base during the accounting period

	Oil, mln barrels	Gas, bln cubic feet	Total, mln barrels of oil equivalent
Proven reserves on 1 January, 2003	**15,258**	**24,164**	**19,286**
Revision of earlier assessments	605	346	663
Discoveries and geological exploration	420	57	430
Acquired reserves	365	39	372
Sale of reserves	(79)	–	(79)
Production	(592)	(133)	(614)
Proven reserves on 1 January, 2004	**15,977**	**24,473**	**20,056**

Exploratory Drilling (thousands of meters)


146
2003
181
2002
420
2001
0 100 200 300 400 500

Geological Exploration

Most geological exploration work in 2003 was focused on promising new regions of the Timan-Pechora oil province, the Caspian Sea and the Bolshekhetskaya Basin.

Hydrocarbon Replacement (mln tons of fuel equivalent)


87.2
169.7
2003
85.0
196.8
2002
83.6
128.9
2001
0 50 100 150 200 250
Production
New reserves

The Company has raised standards for geophysical methods in search and exploration. The latest modifications of seismic exploration provide additional information on inner structuring, lithology, and other qualities of oil-bearing strata, and make it easier to predict hydrocarbon saturation. This minimizes risks in search and exploratory drilling, reducing the number of dry or low-productivity wells.

Geological work in 2003 increased ABC_1 hydrocarbon reserves by 169.7 mln tons of fuel equivalent, of which oil was 75.3 mln tons, condensate was 5.3 mln tons and natural gas was 89.1 bln cubic meters. The replacement ratio in 2003 was 195%, down from 246% in 2002*.

Average Efficiency of Exploration (thousands of tons of fuel equivalent per meter)


1.2
2003
1.3
2002
0.4
2001
0 0,2 0,4 0,6 0,8 1 1,2 1,4

Exploration work in 2003 led to discovery of 13 oil fields, one gas condensate field, one oil & gas field and 14 oil-bearing strata at previously discovered fields.

Efficiency of exploration work in 2003 was 1,250 tons of fuel equivalent per meter drilled, including 560 tons of oil per meter drilled (the corresponding figures for 2002 were 1,280 tons of fuel equivalent and 399 tons of oil respectively).

* In fuel equivalent.



Spending on geological work in 2003 was $259 mln. Cost of preparation of 1 ton of fuel equivalent of hydrocarbon reserves was $1.72.

In 2003 the Company analyzed 14,600 kilometers of 2D seismic profiles (10,900 kilometers in 2002) and 2,400 square kilometers of 3D seismic prospecting (14% more than in 2002). Increase of seismic work will clarify how geological strata are structured and optimize targeting of search and exploration drilling in 2004.

Company subsidiaries obtained 12 new licenses for sub-soil development in 2003, including one new license for hydrocarbon production. As of 1 January, 2004, companies in LUKOIL Group had 410 licenses on their balance sheets, of which 359 give production rights and 51 give exploration rights.

Average spending on preparation of 1 ton of fuel equivalent of hydrocarbon reserves (US$)


1.7
2003
1.5
2002
3.1
2001

Russia

The main task of geological work in the accounting period was replacement of produced oil by new industrial-category reserves and preparation of fields for rapid launch of production in the North Caspian region, and in the Nenets and Yamal-Nenets Autonomous Districts.

Nenets Autonomous District and Arkhangelsk Region. The tests that were carried out showed the following well productivities:

- Iznyreiskoye field: 60 and 404 cubic meters per day.
- Yu. Rossikhin field: 48 cubic meters per day.
- Toboiskoye field: up to 500 cubic meters per day.
- North-Saremboiskoye field: 97 cubic meters per day.
- Mezhdurechenskoye field: 62 cubic meters per day.

Geological exploration work has thus added 33.5 mln tons of C1 oil reserves.

Structure of Exploration Drilling


West Siberia 47%
Other 12%
Caspian 1%
Volga 13%
Urals 6%
Timan-Pechora 21%

Caspian Sea (offshore). There was underwater drilling work in 2003 at the Shirotnaya Well No.3. Drilling also added precision to the 3D model of the Yu. Korchagin field.
Seismic survey work was carried out at the Druzhba, Yuzhnaya, and Zapadno-Sarmatskaya structures, and data are being processed. The work confirmed promise of the Yuzhno-Rakushechny block and the Yuzhnaya structure. At the Vostochno-Rakushechny license area 452 linear meters of 2D seismic data have been processed ahead of drilling.
Addition of hydrocarbon reserves in the Caspian Sea was 108.4 mln tons of fuel equivalent, including 14.3 mln tons of oil, 5.3 mln tons of condensate and 88.8 bln cubic meters of gas.

Azov Sea (offshore). Geological work was carried out to clarify the Gelendzhik, Aprelevskaya and Pribrezhnaya structures and to prepare for exploratory drilling.



International projects

Total distance of exploration drilling in projects outside Russia was 5,380 meters in 2003, and spending on geological exploration was $37.3 mln. Addition of recoverable reserves was 1.7 mln tons (12.5 mln barrels).

North-East Geisum and West Geisum (Egypt). On 19 June, 2003, LUKOIL and the Arab Republic of Egypt signed a concession agreement for geological exploration and development of the North-East Geisum and West Geisum blocks. The Company's counterparties in the agreement are the Egyptian national oil company, EGPC, and the government of the Arab Republic of Egypt.

The Anaran block (Iran). On 14 February, 2003, LUKOIL Overseas Holding Ltd and the Norwegian company Norsk Hydro signed a contract on inclusion of LUKOIL Overseas in the land-based exploration project at the Anaran block, located in the West of the Islamic Republic of Iran. The agreement took effect on 26 September, 2003, after approval by the National Iranian Oil Company (NIOC). The share of LUKOIL Overseas in the contract is 25%, and Norsk Hydro has 75%.

The Anaran block includes three promising structures: Azar, Changuleh and Musian. Agreed works will last until 2005. All planned seismic studies have been completed and drilling of the first of 5 search and exploratory wells began in April 2003.

The D-222 block (Yalama) (Azerbaijan). The D-222 block is part of the Yalama structure, the largest promising structure in the north-eastern zone of the Caspian Sea, which is divided almost equally between the Russian and Azerbaijani sectors of the Sea at a distance of 30 kilometers from the coast. Depth of water in the Yalama region is between 80 and 700 meters.

LUKOIL sealed a contract in 2003 with Triton Engineering for drilling of the exploratory well YLX-1.



The Condor block (Colombia). LUKOIL has a 70% stake in this project. Preparation of a program for completion of the first phase of geological exploration work and implementation of the second phase began in 2003. Preliminary programs were drawn up for drilling of an exploratory well at the Medina-Guavio structure and for a 2D seismic survey of 400 kilometers at the promising Cumaral-Coporo block. Work also began to prepare a technical program as part of tendering documentation for 2D seismic work at Cumaral-Coporo.

Field Development and Oil Production

Russia

Crude oil output by LUKOIL subsidiaries and the Group's share of production by affiliates totaled 80.2 mln tons (4% more than in 2002). Production of subsidiaries and overall production of affiliates was 81.5 mln tons, of which 78.6 mln tons in Russia.

Production by Regions


Urals
9.7 mln tons
(12.7%)
Western Siberia
53.5 mln tons
(68.0%)
Timan-Pechora
10.4 mln tons
(13.7%)
Other 2.0 mln tons
(1.5%)
Volga
3.0 mln tons
(4.1%)

Group subsidiaries and affiliates carried out production activities at 311 fields in 2003, and 14 new fields were brought on-stream during the year.

Oil Production (mln tons)


81.5
2003
79.8
2002
78.3
2001
Production in Russia
Production abroad

New Fields Brought On-stream


Initial recoverable reserves, mln tons
Number of fields brought on-stream
17
64
10
29
14
100
2001
2002
2003
Initial recoverable reserves
Number of fields brought on-stream

Production Drilling (thousands of meters)


1253
2003
1350
2002
2055
2001

Exploratory drilling in 2003 was 1.090 mln meters, which is 8% less than in 2002. A total of 546 new producing wells and 306 injection wells were put into operation. Average production per well rose by 1.5 times from 24.4 tons per day in 2002 to 35.7 tons per day in 2003, including increase in production by horizontal wells from 38.5 tons to 53.5 tons per day.

The Company is implementing a complex program for optimization of oil development and production in the period 2003-2005. Thanks to the first stage of the program, average production per well was raised from 9.4 tons per day at the start of 2003 to 10.3 tons per day by the end of the year, and the water cut was reduced from 76.7% to 76%. In 2003 the Company decommissioned 2,191 wells with high water yield, avoiding extraction of more than 21.6 mln tons of water and thus reducing electricity consumption.

Water Cut


77.5%
77.0%
76.5%
76.0%
75.5%
75.0%
1Q 2002
2Q 2002
3Q 2002
4Q 2002
1Q 2003
2Q 2003
3Q 2003
4Q 2003

Average Production per Well (tons per day)


9.7
2003
9.0
2002
8.6
2001



LUKOIL operating capacity on 1 January, 2004, consisted of 26,812 production wells (of which 21,844 were actually in production) and 7,780 injection wells (of which 5,133 were under pressure). The number of production wells was reduced by 5% through mothballing of marginal wells.

International Projects

LUKOIL produced 2.9 mln tons of oil and gas condensate and 951.4 mln cubic meters of gas in international projects during 2003. Capital investment in international projects including spending on geological exploration, was $273 mln.

Production drilling in international projects totaled 104,000 meters in 2003, and 44 new wells were brought on-stream, giving production of 732,800 tons (in which the Company's share was 247,900 tons).

Production capacity of the Company in international projects as of 1 January, 2004, consisted of 409 wells (of which 324 were actually in production), and injection wells totaled 82 (of which 66 were under pressure).


Karachaganak







The ratio of operational spending to oil & gas production in international projects was $1.59 per barrel of oil equivalent in 2003.

Project	LUKOIL project share	Events in 2003
Azerbaijan		
Zykh-Govsany	50.0%	Negotiations are underway with SOCAR on mutually acceptable conditions for rehabilitation, exploration, development and production sharing at the Zykh and Govsany block of fields, in order to improve economic performance of the project.
Kazakhstan		
Karachaganak	15.0%	LUKOIL's share of production in the project was 825,400 tons of oil and gas condensate and 781.1 million cubic meters of gas. Reinjection of gas was started in July 2003 to maintain reservoir pressure. The total amount of gas injected was 184.9 mln cubic meters.
Kumkol	50.0%	LUKOIL's share of production was 1.4 mln tons of oil and 14.2 mln cubic meters of gas. Total distance drilled was 39,600 meters. Additional production due to geological and technical work was 718,400 tons. Average daily production per new well is 58 tons and the water cut is 11.8%.
Tengiz	2.7%	LUKOIL's share of production at the Tengiz and Korolevskoye fields was 344,200 tons of oil and 156.1 million cubic meters of associated gas. There was further drilling of test wells, and capacities were increased by drilling of 5 wells at the Tengiz and Korolevskoye fields to ensure full loading of the second-generation refinery. Total distance of production drilling was 32,460 meters.
Egypt		
Meleiha	12.0%	LUKOIL's share of production was 42,900 tons of oil. 4 new producing wells were brought on-stream.
WEEM	100.0%	LUKOIL's share of production was 255,100 tons.
Iraq		
West Qurnah-2	68.5%	The project is frozen until signing of an agreement with the new Iraqi government.

Gas Production (bln cubic meters)


5.7
2003
5.1
2002
5.2
2001

☐ Production in Russia

☐ Production abroad

Current members of the international consortium at Shakh-Deniz


TPAO
9%
BP
25%
NICO
10%
Total
10%
LUKAgip
10%
Statoil
26%
SOCAR
10%

Gas Field Development and Gas Production

Russia

The Company increased production of gas by 11% in 2003 to 5.7 bln cubic meters, including 1.3 bln cubic meters of natural gas. In Russia LUKOIL produced 4.2 bln cubic meters of associated gas and 0.5 bln cubic meters of natural gas.

The total number of gas production wells at the start of 2004 was 313, of which 250 were producing.

Rate of use of associated gas is an important indicator of the Company's progress in gas sector development. This indicator rose to 81.0% in 2003 from 74.6% in 2002. The company has found an efficient use for associated gas by installing gas turbine power generators, which use the gas as fuel, close to field flares. This reduces the amount of associated gas, which has to be burnt off, and reduces spending on electric energy, thus reducing production costs. Installation of gas turbine generating has begun at production units of Arkhangelskgeoldobycha.

LUKOIL signed a gas supply agreement in October 2003 with Gazprom. Under the agreement, LUKOIL will sell 0.75 bln cubic meters of natural gas to Gazprom in the fourth quarter of 2005 and up to 8 bln cubic meters in 2006. The gas will be produced by the Company at the Nakhodkinskoye field in the Bolshekhetskaya Basin (Yamal-Nenets Autonomous District). Gazprom commits to paying for the gas and transporting it though Russia's unified gas transport system.

The agreement also stipulates a price formula, by which Gazprom will buy gas from Nakhodkinsoye, using the Yamburgskaya compressor station as settlement point.

International Projects

The Company produced 951.4 mln cubic meters of natural gas in 2003 as part of international projects (Karachaganak, Kumkol and Tengiz).

The Company's first international project, focused primarily on gas production, is at the Shakh-Deniz field (Azerbaijan), where development preparations were begun in 2003.

Shakh-Deniz is a world-class gas and condensate field located on the Caspian Sea shelf, 100 km to the south of Baku, at depths up to 600 meters. The contract territory is 860 square kilometers.

A field development plan was approved in 2003. Well SDA-01 was drilled to a depth of 6,566 meters and drilling of Well SDA-02 was begun.



Consolidation and optimization of exploration & production assets

LUKOIL works hard to assure efficient use of its financial and material resources. Improved efficiency was the motive for the Company's announcement in February 2001 of a full-scale restructuring program. A key goal of this program is consolidation and optimization of asset structure in the geological exploration and production segment, as well as hands-on management of assets to improve transparency, manageability, and growth of margins in this segment while reducing costs.
The Company continued to optimize management structure of its production sub-divisions in Timan-Pechora and Perm in 2003. Restructuring and preparation for sale of non-core assets (in drilling, IT, construction and transport) entered a decisive phase.

LUKOIL-Drilling

In August 2002 the executive board of LUKOIL approved an overall plan for restructuring and sale of the Company's drilling complex. This was followed by a number of steps in 2003, of which the most important are described below.

Attachment of all drilling subsidiaries to LUKOIL-Drilling. Various drilling subsidiaries had previously existed separately within the Group. Their attachment to LUKOIL-Drilling created a single corporate structure for LUKOIL's drilling business, facilitating further steps to optimize assets and liabilities in this business.

Separation of activities peripheral to drilling (pre-drilling operations, well preparation, general transport services). Relevant assets and personnel were transferred to newly created service companies.
Restructuring is scheduled for completion in 2004 through separation from the Group of road transport units, and reduction of LUKOIL-Drilling personnel by a further 4,000 to 10,000. As a result, personnel of LUKOIL-Drilling will have been reduced by half since the start of restructuring, from 20,000 to 10,000.

Consolidation and Optimization of Production Assets

LUKOIL took major steps to consolidate and optimize its production assets in 2003, taking advantage of the favorable market climate. The company acquired significant stakes in external and affiliated production companies.

Consolidation of Production Assets

April	Yaregskaya Nefte-Titanovaya Kompaniya
June	Komineft, LUKOIL-Perm, LUKOIL-AIK, Tebukneft, Ukhtaneft, RKM Oil, Yamalneftegazdobicha, Nakhodkaneftegaz
November	Bovel

Consolidation of exploration & production assets in the Republic of Komi


Structure before consolidation
Structure as of the end-2003
Prospective structure
OAO Komineft
ZAO Nobel-oil
ZAO Komiarcticoil
OOO Kharyaganeft
OOO Komiquest
ZAO Investnafta
OOO Amkomi
ZAO Biteck-Silur
OOO Parmaoil
ZAO RKM-Oil
ZAO Bitran
OAO YaNTK
OAO Tebukneft
OAO Ukhtaneft
ZAO SeverTEK
OOO LUKOIL-Komi
ZAO Biteck-Silur
ZAO RKM-Oil
ZAO Bitran
OAO YaNTK
OAO Tebukneft
OAO Ukhtaneft
ZAO SeverTEK
OOO LUKOIL-Komi
"Usinsk"
"Pechora"
"Ukhta"
ZAO SeverTEK
Independent
Affiliate
Subsidiary

Consolidation of exploration & production assets in 2003


Begining of 2003
Begining of 2004
OAO LUKOIL-Naryanmarneftegaz
OAO Arkhangelskgeoldobycha
ZAO Rosshelf
OOO Polar Lights
ZAO LUKOIL-Perm
OOO LUKOIL-Permneft
OOO Vatoil
OOO LUKOIL-Naryanmarneftegaz
OAO Oil Company ROSNEFT
OOO LUKOIL-Perm
OOO LUKOIL-West Siberia

These assets were acquired on favorable conditions for shareholders. The average acquisition cost was $1-1.1 per barrel of proven reserves. The annual contribution of LUKOIL subsidiaries to production by the Group rose by 2.5 mln tons as a result of these acquisitions.

Consolidation of Upstream Assets


81.5
2003
79.8
2002
78.3
2001
mln tons
60 65 70 75 80 85 90
Oil production by affiliates
Share in the production of affiliates
Oil production by subsidiaries

As part of Company structuring, field licenses of AGD were transferred in 2003 to the new company Naryanmarneftegaz in the Nenets Autonomous District.

The most significant changes in structure of the Company's license portfolio were in Perm region. In order to facilitate withdrawal of inefficient and inaccessible reserves from assets of LUKOIL-Perm, a total 26 licenses were transferred to ZapadUralOil. Restructuring of production assets of the Company's subsidiaries in Perm region was an important event in 2003, and was mainly accomplished by annexation of LUKOIL-Permneft to LUKOIL-Perm. In addition, assets of LUKOIL-Perm in Western Siberia and the Komi Republic were transferred to appropriate territorial units of LUKOIL. LUKOIL-Perm thus became the single asset center of the Group in Perm region. The consolidation included measures to:

- optimize personnel numbers;
- reduce the number of management levels;
- withdraw service and non-core units from LUKOIL-Perm, creating a genuine services market;
- reduce administrative costs;
- ensure uniformity of organizational structures and management systems.

Personnel reductions exceeded 1000. Asset consolidation made it possible to raise labor productivity and create conditions for further growth of oil production.

Hands-on Management of Assets

On 20 December, 2002, LUKOIL reached agreement with the Japanese company INPEX on sale of the Group's 10% stake in the PSA project operated by the Azerbaijan International Operating Consortium (AIOC). The PSA is for development of the Azeri, Chirag and deep-sea sector of the Gyuneshli field (ACG) in the Azerbaijani sector of the Caspian Sea.



Oil production by subsidiaries (mln tons)


78
76
74
72
70
68
66
64
71.3
0.6
1.5
4.1
2.8
76.1
Production 2002
Sale of ACG
Closure of unprofitable wells
Production growth
Asset consolidation
Production 2003

The deal was completed on 28 April, 2003, for a sum of $1,337 mln in cash. Net profit from the deal in the second quarter of 2003 was $1,130 mln.


LUKOIL

The deal was carried out as part of the Company's restructuring program and was an excellent example of a fair price for correctly valued assets. The Company will continue to consider withdrawal from projects, in which it is not the operator, in the future.

Oil Supplies


RUSSIA
Oil production
78.3* mln tons
Oil purchases
0.9 mln tons
Oil resource
79.2 mln tons
Sales
7.0 mln tons
Refining at own refineries
34.3 mln tons
Refining at refineries of other companies
0.2 mln tons
Export
37.7 mln tons
INTERNATIONAL
Oil production
2.9 mln tons
Oil purchases
3.8 mln tons
Oil resource
44.4 mln tons
Sales
34.9 mln tons
Refining at own refineries
8.0 mln tons
Refining at refineries of other companies
1.5 mln tons

* Production minus transportation losses.

Oil Transportation

LUKOIL continued to pursue pipeline projects in 2003, aiming to increase export potential and optimize transport spending.

In October 2003 LUKOIL production from the Kumkol field in Kazakhstan began to be transported through the CPC (Caspian Pipeline Consortium) system. More than 23 million tons of oil has been pumped through the CPC system since its inception and export supplies through the system in 2003 were 13 mln tons of oil.

The Kumkol-Aryskum-Djusali oil pipeline, with length of 176.1 kilometers, was built in order to reduce transport costs from the Kumkol field. The Kazakhstan Ministry of Energy and Mineral Resources has given permission for use of the pipeline. A rail terminal at Djusali for oil transshipping was also completed in 2003.

Oil Exports (mln tons)


37.7
2003
34.2
2002
32.8
2001

Types of Export Transportation in 2003


5%
9%
86%

☐ Transneft (state pipeline monopolist)
▩ Railway
⬚ Sea and River

LUKOIL is also developing plans for a trunk pipeline to connect the Volgograd Refinery to the CPC system. This would allow export deliveries of West Siberian oil and light oil from fields operated by LUKOIL-Nizhnevolzhsk through the CPC system. A declaration of intent on construction of this pipeline has been signed with the administrations of Volgograd and Astrakhan Regions and the Republic of Kalmykia. The feasibility study was completed in December 2003.

Oil Exports

Company oil exports grew by 10% in 2003 compared with 2002 to 37.7 mln tons (47.6% of production). Exports to countries beyond the CIS and Baltic states were 30.2 mln tons (8.2% more than in 2002), representing 19.5% of total Russian exports to those countries.

LUKOIL has introduced alternative export arrangements since 2002 in order to increase export volumes. The new arrangements use infrastructure of the Volgograd and Nizhny Novgorod refineries, as well as Astrakhan Tank Farm No.5 and the loading terminal at Vetlosyan Station. Export deliveries also began from the Perm Refinery in 2003, and from Arkhangelsk port in the last month of the year.
A total of 5.4 mln tons was exported via such alternative routes in 2003 (4.5 times more than in 2002).

The Company halted exports via the port of Ventspils in 2003 (0.85 mln tons were exported through Ventspils in 2002) and also halted supplies to the Mazheikiu Refinery in Lithuania (1.4 mln tons in 2002). The Company began export deliveries from the port of Butinge in Lithuania, Gdansk in Poland and through the Druzhba pipeline to Hungary.
LUKOIL redirected export flows from southern routes via Novorossiysk and the Czech Republic to more dependable northern routes (Germany, Poland, Primorsk, Butinge).

Oil exports in 2003 by export routes


Germany
5.7
Poland
1.4
Czech Republic
0.8
Slovakia
1.0
Hungary
0.7
Gdansk
0.7
Butinge
1.2
Primorsk
2.9
Other
5.4
Odessa
1.4
Novorossiysk
7.5
Tuapse
1.5



Sea Terminals

The Company is developing its own alternative transport capacities, particularly terminals at seaports, in order to overcome shortage of export capacity via the Transneft pipeline system.

The Varandey oil terminal was built in 2000 at a distance of 4 kilometers from the port of Varandey on Russia's northern sea coast, and was connected to onshore oil reservoirs by an underwater pipe, though which oil is pumped. Oil export in 2003 through the Varandey terminal was 382,000 tons (double the amount in 2002). Further throughput increase at the terminal is planned by construction of an ice-resistant deep-water terminal facility.

The Company began construction of a **transshipment complex on Vysotsk Island** (Leningrad Region) in 2002. Work on shore installations as well as the offshore part of the complex continued in 2003. The project includes deepening of the sea floor at the complex and along a 40-mile shipping lane, building of three loading jetties and a 100-meter breakwater from Detinets Island to the main Island of Vysotsk, and strengthening of the shoreline. Depths will be sufficient to allow access to tankers with deadweight up to 47,000 tons and up to 80,000 tons when the complex is fully completed. This is a major project, equivalent to creating a new artificial water space in this part of the Gulf of Finland. The first section of the terminal with capacity of 2.5 mln tons per annum will be launched in the first half of 2004.

In October 2003 LUKOIL began to operate the first section of an **oil export terminal with annual capacity up to 1 million tons at Ilinka in Astrakhan Region**. Transshipment of oil and petroleum products is carried out from a two-sided railway elevation, which can accommodate 50 rail tankers. Oil and light petroleum products will be brought to the terminal by rail for loading onto combined river-and-sea tankers.

Work has included reconstruction of 4 reservoirs with total capacity of 40,000 cubic meters, as well as a pumping station and jetty. The feasibility plan also includes construction of additional reservoirs with capacity of 60,000 tons.

The Ilinka terminal should be operating at full annual capacity of 3 mln tons of oil and petroleum products by 2005.

The terminal allows oil to be loaded from rail transport onto tankers and from tankers to rail. The terminal will counter LUKOIL's shortage of transshipment facilities and reduce transshipment costs. One use of the Ilinka terminal will be for supplies of oil and petroleum products to Iran under swap arrangements.

LUKOIL is also expanding its **terminal at Izhevskoye** on the sea canal 20 kilometers from the city of Kaliningrad. A 27-kilometer stretch of the canal, from Baltiisk Port to the terminal, is being deepened and widened to allow increase of exports from Izhevskoye after launch of production at the D-6 offshore field in 2004.

The upgrade will make Izhevskoye accessible for tankers with 20,000-ton deadweight (the current limit is 10-12,000 tons), increasing annual throughput to 4.5 mln tons from current 3.3 mln.

Refining, Petrochemicals and Marketing





Strategy

- Optimizing structure of asset management.
- Assessment of business results using financial criteria – profit levels, free cash flow and return on invested capital.
- Efficiency improvements in financial and production planning at corporate and functional levels.
- Production of high-quality, ecological petroleum products.
- Increased output of light petroleum products.
- Control of production expenses.
- Increased return on capital through more careful analysis of investment projects.
- Greater utilization of associated gas.
- Improved efficiency in sales of gas processing production.
- Improved efficiency of trading operations.
- Logistics optimization.
- Optimization of transport routes.
- Participation in projects to develop petroleum product transport from refineries to export terminals.
- Increase of petroleum product retail sales.
- Enlargement of the Company filling station network by acquisitions and new building, based on criteria of economic efficiency.
- Withdrawal of inefficient filling stations by franchising, lease or sale.
- Upgrading of filling stations, where return on invested capital meets Company standards.
- Optimization of tank farm business.

Refining

The Company refined 43.5 mln tons of oil in 2003 of which 42.3 mln tons at LUKOIL's own refineries (the remainder was processed at refineries of other companies). Capital expenditures in refining totaled $302 mln.

Refining in 2003 (mln tons)


1.2
8.0
34.3
LUKOIL refineries in Russia
LUKOIL refineries abroad
Refineries of other companies


3.6
Ukhta Refinery
11.0
Perm Refinery
11.8
Nizhny Novgorod Refinery
0.2
Mini-Refineries in Uray and Kogalym
Odessa Refinery (Ukraine)
3.6
2.8
Volgograd Refinery
7.7
Petrotel-LUKOIL (Romania)
3.5
-
LUKOIL-Neftokhim Burgas (Bulgaria)
10.7
5.2
17.8
8.0
Sub-total for Refineries outside Russia
34.3
Sub-total for Russian Refineries
42.3
Total
Refining in 2003, mln tons



Russia

LUKOIL refined 34.3 mln tons of oil at its refineries in Russia last year, and the capacity utilization rate was 83.2%.

Oil losses in refining were reduced from 0.91% in 2002 to 0.8% in 2003, which gave an additional economic effect of about $5 mln.

Production of main petroleum products at LUKOIL refineries in Russia

Petroleum product name	Production of petroleum products, mln tons		LUKOIL share in overall Russian production
	LUKOIL Russian refineries	All Russian refineries	
Gasoline	4.0	27.2	14.7
Jet fuel	1.6	7.0	22.9
Diesel fuel	8.9	50.6	17.7
Fuel and heating oil	8.5	50.2	17.0
Bitumen	1.3	3.9	32.8
Coke	0.4	0.9	48.8
Oils	1.2	2.7	44.5

Capacity Utilization Rate


Volgograd Refinery
75.2%*
Perm Refinery
81.5%
Nizhny Novgorod Refinery
76.3%
Ukhta Refinery
97.1%

LUKOIL is working consistently to improve quality, aiming to produce diesel, gasoline, motor oils and jet fuel to world standards.

Share of high-octane gasolines in total output of gasolines


Volgograd Refinery
Perm Refinery
Nizhny Novgorod Refinery
Ukhta Refinery
0
20
40
60
80
2002
2003

As part of its program to raise product quality, the Company is increasing output of high-octane gasolines and low-sulfur diesel fuel. The share of high-octane gasoline in overall gasoline production rose by 6.8% compared with 2002 to 57.4%. Production of high-octane gasoline at the Company's Russian refineries rose by 102,500 tons (4.7%) from 2002.

Production of "green" diesel fuel (with sulfur content of 0.05% and 0.035%) rose by 1.052 mln tons, increasing its share of overall diesel output from 11% to 23%.

In 2003 LUKOIL became the first Russian company producing Jet A-1 aviation fuel. In order to meet technical requirements of the International Air Transport Association, LUKOIL's quality management system for Jet A-1 production at the Nizhny Novgorod Refinery was certified by BVQI in accordance with international standards ISO 9001:2000 and AS 9100 (Quality System for Aerospace Manufacturers). In 2003 LUKOIL began deliveries of Jet A-1 to foreign air carriers with regular routes to destinations in the Russian Federation.



Share of diesel fuel with sulfur content below 0.05% in overall diesel output


Volgograd Refinery
Perm Refinery
Nizhny Novgorod Refinery
Ukhta Refinery
0
10
20
30
40
50
2002
2003

A new control system was installed at the Volgograd Refinery as part of reconstruction of the KM-3 oils installation. The reconstruction also included a new line for pouring the oils into 200-liter barrels and a storage facility. This work allowed increase in output of saleable oils by 42,000 tons (47%).

At the Perm Refinery efforts were focused on construction of a hydrocracking complex with hydrogen and sulfur production units. This equipment will be operational in 2004.

At the Nizhny Novgorod Refinery, LUKOIL relaunched production of paraffin following equipment reconstruction. The Refinery is now Russia's only mass producer of high-purity paraffin. The modernization has significantly increased output and export of paraffin and reduced production costs thanks to lower use of reagents.

At the Ukhta Refinery, launch of a unit for hydro-desulfurization of diesel enabled production of winter and Arctic diesel brands, including fuel that meets the EN-590 (Euro-2) standard. Installation of new flare equipment significantly reduced harmful emissions from the Refinery.





International

LUKOIL refineries outside Russia refined 8.0 mln tons of oil in 2003. Deliveries of fuel oil from the Odessa Refinery to Burgas were continued in accordance with LUKOIL's integrated deep-refining scheme for foreign refineries. The Company continues to benefit from synergy by operating Odessa and Burgas Refineries in a unified production cycle. Fuel oil produced by the Odessa Refinery is transported by tankers to Burgas for further refining.

LUKOIL-Neftokhim Burgas transferred completely to production of high-octane unleaded gasolines in 2003 (the share of leaded gasolines was 3.3% in 2002 and 17.6% in 2001) and increased output of "green" diesel from 30.4% to 32.6% of total diesel output. Reconstruction and replacement of the catalyser on the unit for hydro-desulfurization of diesel fuel enabled diesel production meeting the EN-590 standard (Euro-2). The Burgas Refinery also upgraded its catalytic cracking unit by installation of more efficient catalysts, raising annual capacity of the unit from 1.5 to 2 mln tons and increasing output of main products (gasoline and diesel) as well as propane-propylene fractions.

LUKOIL's Romanian refinery, Petrotel-LUKOIL, has been out of action since mid-2001 for upgrading to improve production. Main features of the upgrade are:

- Reconstruction of the refinery's fuel producing units to allow production of motor fuels to European standards (Euro-4 and Euro-3).
- Reconstruction of equipment and power generating facilities to reduce energy consumption.
- Measures to protect the environment and reduce losses of petroleum products.
- Automation to reduce workforce numbers.

Petrotel-LUKOIL is due to resume operations in 2004.

Petroleum products from LUKOIL's own refineries and from other refineries, which process Company oil, are supplied to the domestic market and exported by rail and river tankers, and through pipelines.

The Company delivered 669,000 tons of petroleum products to domestic and export markets via the Perm-Andreyevka pipeline in 2003.
The Nizhny Novgorod Refinery supplied 1.9 mln tons of petroleum products via main petroleum product pipelines (27% more than in 2002).

River tankers shipped 2.4 mln tons of petroleum products from Company refineries in 2003, which is 76,300 tons more than in 2002 (river carrying is limited to ice-free periods).

Export of Petroleum Products

Export of petroleum products and gas processing products totaled 13.5 mln tons in 2003.
LUKOIL's quotas for input of diesel fuel to the trunk network of Transnefteprodukt (the

Export of Petroleum Products (mln tons)


13.5
2003
14.2
2002
10.8
2001

Transport of Petroleum Product Exports


19%
19%
62%
Pipelines
River
Rail

Russian monopolist in pipeline transport of petroleum products) were increased by 290,000 tons in 2003. The fuel was channeled to Latvia, which is the most efficient export route for LUKOIL's diesel fuel.

Loading at the Company's Svetly terminal in Kaliningrad Region was significantly increased, from 72,900 tons to 347,000 tons of petroleum products. Monthly supplies of EN-590 diesel oil/gasoil were increased to 40,000 tons, and the Ukhta Refinery began monthly supplies of up to 30,000 tons of low-sulfur diesel fuel.

Production of Lubricants

LUKOIL is the Russian leader in production of lubricating oils. The Company makes 44.5% of all the lubricants produced in Russia, including 55.2% of motor oils. Oils and their components are produced at three Company refineries: Volgograd, Perm and Nizhny Novgorod. LUKOIL also has three lines for production of lubricants by combination of basic components with additives. These are at BelOil (a subsidiary of the Perm Refinery, located in Tyumen), in the Republic of Adygea, and at Petrotel-LUKOIL. Oils and additives are supplied to these facilities, and produced lubricants are packaged and sold on local markets.

Production of Lubricating Oils


Annual capacity 490,000 tons
Perm Refinery (Perm)
Nizhny Novgorod Refinery (Nizhny Novgorod)
Annual capacity 500,000 tons
Annual capacity 16,000 tons
BelOil (Tyumen region)
Petrotel-LUKOIL (Ploesti, Romania)
Annual capacity 30,000 tons
Annual capacity 590,000 tons
Volgograd Refinery (Volgograd)
LUKOIL-Adygea (Adygea)
Annual capacity 14,000 tons

Production of Packaged Oils (thousands of tons)


2003
77
25
9
2002
71
23
4
2001
80
12
2
0
20
40
60
80
100
120
Nizhny Novgorod Refinery
Volgograd Refinery
Perm Refinery

Lubricant Sales in 2003

	Domestic market (tons)	Export (tons)
Lubricant sales	513,400	563,600
of which:		
engine oils	403,500	74,900
of which, packed	99,100	11,500
base oils	5,900	305,100
other	104,000	183,600

Export of Lubricants (thousands of tons)


564
2003
394
2002
279
2001

The KM-3 unit at the Volgograd Refinery began production of isoparaffin base oil in 2003. This enabled substitution of imported synthetic components in production of motor oil, reducing cost of production of high-quality motor oil. The Company used isoparaffin base oil from Volgograd to launch production of fully synthetic oils (LUKOIL-Lux 0W40, 0W30, and LUKOIL-Synthetic 5W40).

High quality of LUKOIL's oils was signaled by a number of awards: LUKOIL-Lux, LUKOIL-Avantgarde and LUKOIL-Synthetic won gold medals in 2003 in the competition "For High Quality in the New Millenium" and the competition "Russian Brands".



Gas Processing

LUKOIL specializes in production and processing of gas as well as oil. The Group has 4 gas processing plants with total capacity of 2.6 bln cubic meters per year, which process associated gas and hydrocarbon liquids into a saleable form.

Gas processing plant	Location	Capacity	
		Gas processing capacity (mcm per year)	Liquids processing capacity (tons per year)
Lokosovsky Gas-processing Plant	Langepas (Western Siberia)	1,070	–
Permneftegaz Processing Plant	Perm	500	480,000
Korobkovsky Gas-processing Plant	Kotovo (Volgograd Region)	400	160,000
Usinsk Gaz-processing Plant	Usinsk (Komi)	700	–

Processing of associated gas at LUKOIL gas processing facilities (mcm)


1017
Lokosovsky
Gas-processing Plant
341
Permneftegas
Gas-processing Plant
395
Korobkovsky
Gas-processing Plant
419
Usinsk Gas-processing Plant

LUKOIL's gas processing plants processed 2,172 mln cubic meters of associated gas in 2003, as well as 97 mln cubic meters of wet gas and 360,000 tons of wide fraction of light hydrocarbons to produce 1,835 cubic meters of stripped gas, 450,200 tons of liquefied natural gas and 134,400 tons of liquid hydrocarbons (stable gas naphtha, isopentane and hexane-heptane fractions).


LUKOR
Kalush (Ukraine)
Straight-run gasoline
Gas oil
N-Butane
Wide fraction
of light hydrocarbons
> Main products:
Vinyl chloride
Polyethylene
Ethylene
Propylene
Benzene
Saratovorgsintez
Saratov (Russia)
Propylene
Ammonia
Sulfuric acid
Benzene
Oleum
Methanol
> Main products:
Acrylonitrile
Phenol
Methyl methacrylate
Ammonia sulphate
Nitron polyacrylic fibers
Refineries with petrochemical units
LUKOIL-Neftokhim Burgas
Burgas (Bulgaria)
Reformate
> Main products:
Polyethylene
Polypropylene
Aromatics
Ethylene oxide
Ethylene glycols
Ethanolamines
Latex
Nitron polyacrylic fibers
Stavrolen
Boudennovsk (Russia)
Straight run gasoline
Propane-butane
Wide fraction
of light hydrocarbons
> Main products:
Polyethylene
Propylene
Benzene
Vinyl acetate

Petrochemicals

Petrochemical Production (thousands of tons)


1764
2003
1632
2002
1195
2001



LUKOIL has the biggest petrochemical asset base in Russia and East Europe. The Company meets a major part of domestic demand for various chemicals and is a leading exporter of chemical products to more than 50 countries in Europe, Asia, Africa and America.

The Company's petrochemical plants processed inputs of 2.26 mln tons in 2003, which is 14% more than in 2002, including 1.68 mln tons of pyrolysis inputs. The company is working on substitution of distillate fractions by cheaper gas inputs as raw material for pyrolysis. The share of gas in inputs was 18.1% in 2003 compared with 14.2% in 2002. The Company supplied 77% of total inputs to its petrochemical facilities from its own subsidiaries. The capacity load factor at the Company's three petrochemical facilities in 2003 was 80% (up from 74% in 2002).

LUKOIL produced 1.76 mln tons of petrochemicals at its Russian and Ukrainian plants in 2003.

LUKOIL-Neftokhim (Burgas, Bulgaria) produced 371,500 tons of petrochemicals, including 147,700 tons of organic synthesis production and 223,800 tons of polymers, of which 71,600 tons was high-pressure polyethylene.



LUKOIL is now the Russian, CIS and East European leader in the petrochemicals sector. Its leading positions are as follows:

- Biggest East European producer of olefins (total annual capacity over 1 million tons).
- Biggest East European producer of polyethylene (total annual capacity over 480,000 tons).
- Biggest producer in East Europe, fourth biggest in Europe and sole producer in Russia of acrylonitrile, which is used in production of synthetic fibers.
- Owner of Europe's largest vinyl chloride-monomer plant with annual capacity of 370,000 tons.
- Only Russian producer of nitron polyacrylic fibers.
- Biggest Russian producer of methyl methacrylate (MMA).

The Company makes pyrolysis products, organic synthesis products, fuel fractions and polymer materials at plants in Russia and Ukraine.

Product	2001	2002	2003
Saleable output, thousands of tons	**1194.9**	**1632.2**	**1763.8**
Polymers and monomers:			
polyethylene	**298.1**	**366.5**	**356.3**
synthetic fiber	11.6	13.5	21.2
vinyl acetate	0	30.7	42.5
vinyl chloride	70.7	120.7	173.2
Products of organic synthesis:			
benzene	118.7	151.1	156.7
phenol, acetone	39.6	31.1	36.8
methyl methacrylate	20.6	20.7	23.8
acrylonitrile	83.5	122.2	117.7
ammonia sulfate	56.5	50.3	60.7
Pyrolysis and fuel fraction products:			
propylene	162.0	220.7	233.1
saleable ethylene	32.4	47.5	52.6
butadiene butylene fraction	106.6	143.7	147.6
fraction C_5+C_9	71.2	101.6	108.4
heavy oil tar	86.2	127.2	133.7
Other	**37.2**	**84.7**	**99.5**

Petrochemical Exports (thousands of tons)


988
2003
992
2002
556
2001





Domestic prices are higher than prices on export markets, so that a significant part of production is sold inside Russia for processing into various final products: films, sheets, household and technical items, etc. Sales to the Russian and CIS market rose by 50% in 2003 compared with 2002. However, limited

Sale of petroleum products through the Company's retail network (mln tons)


8
6
4
2
0
2.47
0.96
1.86
2.44
1.24
2.40
2002
2003
USA
Europe and CIS
Russia

size of the internal market makes it necessary to export a significant part of petrochemcial production. LUKOIL exported 59% of its petrochemical production outside the CIS and Baltics in 2003.
Capital investments in modernization and technical re-equipment of petrochemical production totaled $39 mln in 2003.

Petroleum Product Marketing

The Company's marketing network includes 17 countries. These are Russia, CIS countries (Belarus, Ukraine, Moldova, Azerbaijan, Georgia) and European countries (Bulgaria, Romania, Czech Republic, Hungary, Serbia, Poland, Cyprus, Estonia, Lithuania, Latvia), as well as the USA. The Company has 201 tank farm facilities with overall reservoir volume of 3 mln cubic meters, as well as 4,599 filling stations.

The Company invested $502 mln in the marketing sector in 2003 for purchase of retail networks in Romania (MV Properties) and Serbia (Beopetrol), for construction of a rail-sea transshipping facility in Astrakhan Region, and for upgrading of 591 filling stations.

Company sales network


175
3
Baltics
1 063*
16
Europe
1 325
-
USA
4 599
201
Total
1 732
166
Russia
304
16
CIS
Filling stations
Tank farms

* Including Petrol company (Bulgaria).

Russia

As of 1 January, 2004, LUKOIL's marketing network in Russia consisted of 10 petroleum product marketing companies, operating in 60 administrative regions of the country.

In 2003 the Company supplied 18.6 mln tons of petroleum products on the domestic market (9% more than in 2002). Deliveries to large wholesale and state customers were 6.9 mln tons, representing 37% of total petroleum product deliveries to the domestic market by the Company.

Structure of petroleum product sales by Company marketing units


30%
28%
3%
19%
20%
Gasoline
Diesel fuel
Heating oil
Lubricants
Other

Sales by the Company's petroleum product marketing units were 14.3 mln tons in 2003.

The Company's retail network consists of 1456 owned or leased and 276 franchised filling stations. The Company sells half of its gasoline through this retail network

All of the Company's marketing units significantly increased sales through the Company's own retail network in 2003 compared with 2002.

The number of Company marketing units was reduced from 13 to 10 last year in order to reduce administrative and general costs and to enhance efficiency. The three companies, which were transferred to other organizations, were: LUKOIL-Kaliningradnefteprodukt (Kaliningrad Region), LUKOIL-Srednevolzhsknefteprodukt (Saratov, Penza and Tambov Regions), and LUKOIL-Severo-Kavkaznefteprodukt (Stavropol Region, and Republics of North Ossetia, Ingushetia, Karbadino-Balkaria, Dagestan and Karachaevo-Cherkessia).



Petroleum product sales through the Company's retail network (thousands of tons)


2500
2000
1500
1000
500
0
19
303
1520
20
419
1938
2002
2003
Gasoline
Diesel fuel
Lubricants

The Company continued to promote customer payment at filling stations through a unified system of fuel cards. The LICard system was introduced in new regions of Russia (Murmansk, Voronezh, Lipetsk and Belgorod) as well as a number of regions in Ukraine. As of 1 January, 2004, 1410 filling stations were able to accept fuel cards, of which 1250 in Russia. The number of cards in circulation rose by 37% from 2002 to 145,401.

The Company sold 363,800 tons of petroleum products via the card system in 2003, which is 47% more than in 2002.

The Company designed a system of bonus cards for individual customers in order to increase convenience and service quality in non-cash settlement at filling stations. About 30,000 cards have been issued. Work is underway to certify the LICard system in the framework of the Europay/MasterCard and VISA systems.

Petroleum product sales by LUKOIL companies outside Russia (wholesale and retail)


3%
2%
1%
1%
3%
4%
4%
38%
20%
12%
12%
Bulgaria
Ukraine
Moldova
Belorussia
Turkey
Serbia
Romania
Baltic countries
Poland
Azerbaijan
Georgia

International

LUKOIL sold 4.8 mln tons of petroleum products outside Russia (excluding USA), including 1.2 mln tons of motor fuels sold through Company filling stations.

The Company significantly expanded its marketing network in Europe in 2003: the number of filling stations increased to 1,063 from 679 in 2002.

In September LUKOIL bought the Serbian company, Beopetrol, which operates about 200 filling stations and 8 oil storage facilities with 30,000 cubic meters capacity. Beopetrol controls about 20% of the Serbian retail fuel market.



Technology and Innovation





Company policy in technology and innovation aims to increase production, renew assets, and reduce operating expenses.

Company specialists carry out detailed study and selection work to ensure that the company procures high-quality equipment and technology on the best terms, taking account of technical capabilities, quality, price, compatibility with existing Company equipment and ecological security.

Intensive use of new, efficient and up-to-date equipment allows increase of extraction coefficients at Company fields, and allows recovery of additional hydrocarbon volumes.

Intensification of Oil & Gas Production

The Company carried out testing of new enhanced recovery technology in 2003, as well as continuing to improve technology, which is already in full-time use. Enhanced oil recovery (EOR) produced 19.9 mln tons of oil in 2003, which is 2.8 mln tons more than in 2002 and represented over 25% of total production by the Company.

The main effect (65% of total additional production) was from physical EOR, mainly hydrofracturing (542 operations, producing 10 mln tons of oil). Chemical EOR gave 3.4 mln tons of additional production. Additional production due to hydrodynamic methods (cyclical waterflooding with changing of filtrational flows, forced pumping-out of fluids and development of non-drainable reserves) was 3.5 mln tons.
Hydrofracturing operations were made more efficient by technology improvements and more careful choice of wells: growth of daily well production per operation was 20.3 tons in 2003 against 18.9 tons in 2002.

Use of enhanced oil recovery


Number of well operations
2500
2000
1500
1000
500
0
1408
2221
2344
Physical EOR
Chemical EOR
Hydrodynamic EOR

Efficiency of enhanced oil recovery


Additional production due to EOR, mln tons
16
12
8
4
0
13.0
3.4
3.5
Physical EOR
Chemical EOR
Hydrodynamic EOR

Additional production from wells following workovers was 3.1 mln tons in 2003, with average daily production growth of 6.3 tons per well. The average payback period for well workovers was 4.1 months



The Company deployed 2890 pieces of high-efficiency equipment (screw, centrifugal and immersible pumps) in 2003 for raising well production and increasing operating time between workovers.

More modern equipment was installed at 1,621 producing and injection wells for raising the level of automated well control and management. The Company also installed equipment for early detection and eradication of faults, and for increasing precision in measurement of well production and water cut in producing wells, and performance levels of injection wells.

Use of modern technologies aided reserve extraction at fields, which are nearing exhaustion. This was mainly though deviated and horizontal secondary drilling. The Company carried out 55 secondary drilling production operations at its fields in 2003 with average daily production of 29.9 tons, giving 192,000 tons additional output.
Good results from these operations were due to intensive use of geological-hydrodynamic models at the planning state and in preparation of feasibility studies.

The Company used new underbalanced drilling technology at fields in Perm Region in 2003. This made it possible to

- avoid damage to reservoirs from drilling mud and cement solution;
- increase well production by 1.5-2 times compared with ordinary drilling technologies;
- reduce payback time for new wells by more than half.

The Company used underbalanced drilling technology at 45 wells in 2002, including two wells with a horizontal section in the well bore.

Energy-saving Technologies

Thanks to application of energy-saving technologies the Company was able to stabilize use of electric energy in its industrial operations last year despite growth of oil production and refining. LUKOIL-Western Siberia enforced strict control over water pumping to maintain reservoir pressure, leading to the first decline in electricity consumption in recent years – by 1.7% despite 2.7% increase of oil production. In the refining segment, heat produced at the Company's own facilities increased by 6% as an overall share of heat consumption. Overall energy savings due to reorganization and technical improvements were as follows:
Electric energy – 215.76 mln kWh;
Heat energy – 356,930 Gcal;
Fuel oil – 15,610 tons of fuel equivalent.
Economies from this energy-saving effort were $11.2 mln in 2003.
Rapid transfer of LUKOIL units to an automated metering system for electric power should reduce electricity consumption by 4-5% by allowing more precise measurement and



changeover to a system of peak and off-peak tariffs. Automated metering is also needed to prepare Company subsidiaries for operations on the wholesale power market. Pilot projects for large-scale management systems using automated electricity metering are being implemented this year at the Nizhny Novgorod and Ukhta Refineries.

LUKOIL subsidiaries are carrying out energy studies, and first results have shown that energy auditing is an efficient way of locating potential for electricity and fuel saving. The results of such auditing can also be used to design energy-saving strategies.

Information Technology

Since 2001 the Company has been installing an integrated management system based on SAP R/3 for improvement and automation of management accounting and optimization of decision-making. LUKOIL began industrial use of the system in 2003 at refineries (LUKOIL-Permnefteorgsintez), and pilot use of the system in production companies. Work continued on installation of a computerized management system at the parent company of the Group, and LUKOIL-Permnefteprodukt started to use its own computerized system for petroleum product marketing. IT management solutions are thus being deployed in all spheres of the Company's business, from oil & gas production and refining to product marketing.



Social Responsibility





Ecology and Industrial Safety

Production in conditions of the modern economy cannot be efficient if it is wasteful. This applies to use of both renewable and non-renewable resources. LUKOIL is very aware of its social responsibility to care for the environment and make rational use of natural resources. The Company gives top priority to security in the work place, health of employees and communities close to its production sites, and environmental conservation.

The Company has long-established systems for managing industrial safety, occupational safety, and environmental protection, with assignment of responsibilities to personnel at various levels of management, and procedures for taking account of ecological factors in decision-making from conception to implementation of any investment project. The Company has developed mechanisms, which distinguish key ecological aspects so that appropriate steps can be taken to protect the environment. Resources, including financial resources, for environmental work are provided through pre-defined mechanisms, and all subsidiaries have sufficient means to detect and eliminate threats to safety and to the environment.

LUKOIL management views it as axiomatic that ecological and industrial safety, and reduction of the impact of industry on the environment are essential components of efficient production. The Company acknowledges its responsibility to society for the state of the environment and rational use of natural resources. LUKOIL has spent $900 mln on environmental protection in the last 5 years alone.

The Company's aims and strategy in this context are set out in the document: "LUKOIL Policy in Industrial Safety, Safety in the Work Place, and Protection of the Environment".





The goals of Company policy with respect to industrial safety, safety in the work place, and environmental protection are as follows:

- Consistent improvement of industrial safety, safety in the work place, and environmental protection, and control over implementation of relevant commitments.
- Rational use of natural resources, which are drawn into production by LUKOIL subsidiaries or located in regions where LUKOIL subsidiaries are active.
- Attainment of the highest level of industrial and ecological security compatible with current development levels of science and technology.
- Higher levels of industrial and ecological security at the Company's production units, reduction of their negative impact on the environment through increased reliability of equipment, ensuring safe and efficient functioning.
- Efficient Company procedures for training and implementation of programs in the fields of industrial safety, safety in the work place, and environmental protection, ensuring discovery and solution of the most important tasks in these fields.
- Reducing the quantity and toxicity of emissions, pollutants and waste in conditions of production growth through installation of new technologies, equipment and materials and through higher levels of equipment automation.
- Reducing the environmental impact of new production facilities by improving preparation of pre-project and project documentation, and carrying out expert reviews of projects from a viewpoint of ecological and industrial safety.
- Better enforcement of industrial safety provisions and ecological monitoring at company facilities, using the latest information technologies, technical diagnostic methods, and remote probes.

The main instrument of Company ecology policy is medium- and long-term corporate programs for ecological security, designed by the Company as a whole and by its individual subsidiaries.

In 2003 the Company designed and approved implementation of the "Program of Ecological Security of LUKOIL Group Organizations in the Period 2004-2008", which envisages 400 measures with total cost of 33.5 bln roubles. The measures are grouped under 8 main headings, which are: "Clean Air", "Clean Water", "Waste", "Recultivation", "Accident Prevention and



Resolution", "Scientific Research and Experimental Engineering Work", "Ecological Management", and "Ecological Monitoring". The priority task is improvement of waste management, targeting eradication of waste, which has been accumulated by Company units in past decades, and preventing new accumulations. Previously accumulated waste should have been eradicated by 2008, and build-up of new waste will be much reduced.

Implementation of this program will enable us to significantly lower negative impact on the environment, minimize loss of oil products and reduce water consumption. A key point in this program is raising of the use rate for associated gas to 87%.

The Company's program of ecological security for the period 2000-2003 was completed last year, as a result of which LUKOIL achieved environmental-impact indicators that are better than the Russian sector average. Main outcomes of the program are as follows:

- More than 4,280 kilometers of pipeline were repaired.
- Over 2.6 mln tons of dangerous waste was utilized or buried.
- More than 14,500 hectares of disturbed ground and about 1,500 hectares of oil-polluted land was recultivated.
- 1,507 sludge collectors were eliminated.

Waste utilization rates have exceeded rates of accumulation thanks to introduction of new waste processing technologies. Quantities of waste in temporary storage were reduced by more than 440,000 tons during implementation of the 2000-2003 program.

Russian federal ecology inspectors gave positive assessments in 2003 to LUKOIL projects for construction of an oil terminal on Vysotsky Island, refurbishment of the D-6 oil field (shelf of the Baltic Sea), construction of a gas pipeline from the Nakhodkinskoye field (Yamal), and several other projects.

The Company has confirmed that its environmental management system meets the ISO 14001 and OHSAS 18001 international standards, and participants of the conference "Ecological Projects of Russian Corporations", held in Moscow in November 2003, acknowledged that LUKOIL is the leader in the Russian oil sector for ISO implementation in ecology. To date LUKOIL is the only Russian company, which applies international ecological standards throughout its subsidiaries.



ISO 9000 quality standards and ISO 14000 ecological standards are widely used internationally and are among key criteria of investment attractiveness for international investment funds. LUKOIL subsidiaries, which certified their management systems in 2003 were as follows: LUKOIL-Permneft, LUKOIL-Permnefteorgsintez (Perm Refinery), LUKOIL-Nizhegorodnefteorgsintez (Nizhny Novgorod Refinery), LUKOIL Odessa Refinery, and LUKOIL-Neftokhim Burgas (Burgas Refinery).

The Perm Refinery and Ukhta Refinery were the first refining facilities in Russia to obtain certificates of conformity to the ISO 9001 international standard. The Odessa and Burgas Refineries already have these certificates. Work is continuing for certification of Company subsidiaries in accordance with ISO 14001 (environmental protection) and OHSAS 18001 (health, safety and work security).

Improvement of ecological management is highly important for companies in the oil production and oil refining segments, which are among Russia's main exporters, because proof of high-quality ecology management systems at company facilities are, in effect, a "passport" to external markets and a valuable marketing tool.

Preparatory work for certification of conformity to ISO 14000 standards will enable LUKOIL subsidiaries to:

- ensure harmonization of environmental policy with business aims;
- meet criteria of investors and insurers and thus obtain special conditions and favorable terms;
- maintain a positive image for the company, raise the value of its fixed assets and its market capitalization;
- meet environmental standards of Russian legislation and of Company customers;
- improve efficiency of control over conservation activities and reduce costs;
- increase adaptability to any external changes;
- lower risk of accidents causing ecological damage and extra costs;
- simplify obtaining of various licenses and powers;
- improve relations with state agencies responsible for environmental management;
- attract highly qualified personnel;
- strengthen and extend Company positions on product markets, including markets for "green" products;
- improve relations with society and local populations.



In view of these factors, work that prepares LUKOIL for certification is clearly very important both for the Company and for its shareholders.

In 2003 the Company spent more than $220 mln on ecological security measures in order to minimize negative impact of production facilities on the environment. This included $88 mln of capital investment in equipment to protect the environment.

Environmental impact of activities by Company subsidiaries


Atmospheric emissions
Water consumption
Polluted land (at the end of the year)
50% 60% 70% 80% 90% 100%
2002
2003

The spending kept environmental impact of Company activities within planned parameters in 2003. Even taking account of new acquisitions, the gross volume of ecological indicators stayed unchanged from 2002. The associated gas utilization rate rose significantly, from 74.6% in 2002 to 81.0% in 2003. Reduction in volumes of flared gas has direct impact on volumes of atmospheric emissions, which fell by 14.2% compared with 2002. Use of water was reduced by 6%, outflow of foul water was 19.4% lower, and the rate of waste generation fell by 16.3%.

Personnel and Social Policy

Human Resources

We understand that able, highly qualified and highly motivated personnel play a key role in enhancing Company value. We therefore give careful attention to selection of our personnel and to improvement of their qualifications and motivation

On 19 May, 2003, the Management Committee approved the LUKOIL Personnel Management Policy – a foundational document for the relationship between the Company and its staff. The document formulates tasks in the personnel field based on the Company's business strategy. It determines the Company's human-resource needs and thus operates as a part of the Company's overall strategy.

Developments last year in personnel management and social policy:

- A Company Personnel Management Policy was designed and approved.
- A share incentive scheme for employees of LUKOIL and its subsidiaries was designed and approved.
- A ruling on attestation of LUKOIL employees was designed and approved, and attestation of employees in the parent company was carried out.
- Cooperation agreements were sealed with the Gubkin Oil & Gas University, Ufa State Technical University, St. Petersburg Mining Institute, and the Azerbaijan State Oil Academy.
- A program for employee health protection, mortgage credit schemes, and social support for pensioners was drafted, agreed, and implemented.
- Corporate pension provision was transferred to a system of employee contributions.



Professional training of Company staff is crucial for Company development, since qualified personnel are a key competitive asset. The Company has therefore installed a system of continuous training, which helps personnel to acquire the knowledge and skills needed for their jobs.

The Company uses all modern training techniques: seminars, instruction, training sessions, foreign work and study trips, computerized distance learning, and MBA programs. The last three years have seen steady growth in the number of staff raising their qualifications. LUKOIL Group includes 20 study centers, and their resources were significantly enlarged in 2003.

LUKOIL attaches particular importance to work with young specialists, and the Company has designed a system for their training and professional growth. About 500 young specialists have raised their qualifications in the last three years and the absolute majority of them are on stand-by to occupy senior positions in the Company.

In 2003 the Company developed strategic agreements with higher education establishments on preparation of personnel, and a council for cooperation with educational establishments was set up inside the Company.

The Company's personnel management policy includes creation of an efficient general salary system, which can attract and retain highly qualified professionals, as well as creating stimuli for improvement of corporate governance, and raising Company capitalization and investment attractiveness.

On 16 April, 2003, the LUKOIL BoD approved use of 10 mln Company shares in an incentive scheme for personnel of LUKOIL and its subsidiaries. The scheme allows personnel to realize share options in three years time on condition that contractual obligations and target indicators have been achieved. Aims of the incentive scheme are to encourage employee motivation, raise efficiency in the work place, and create a unity of interests between LUKOIL's management, personnel, shareholders and investors.

Social Policy

The Company's social policy aims to encourage efficiency at work and stability in the workforce by ensuring that employees have proper social protection. The Company's commitment to social responsibility is emphasized by adoption in 2002 of a unique corporate document, the LUKOIL Social Code, in which the Company assumes social commitments to society, personnel and pensioners




ЛУКОЙЛ

The principals and norms declared in the Social Code are binding for the Company, its subsidiaries, and non-profit organizations controlled by the Company. However, the additional commitments do not annul or substitute collective agreements with the workforce. The commitments are addressed to current personnel, LUKOIL Group pensioners, shareholders and, more generally, to commercial partners, the government and society at large, and it is hoped that they will elicit initiatives of solidarity from market participants as well as encouraging partnership with the state and society.

An efficient system of social protection helps the Company to attract qualified specialists, reduces staff turnover, strengthens corporate morale and provides a basis for success in Company activities.

The Company encourages its employees to work well by paying them an adequate, regularly indexed wage and by offering a broad social package to current employees and pensioners. The package includes:

- Health protection and medical service for employees, including voluntary medical insurance.
- Rest and recreation for employees and their families.
- Social support for women with families and children.
- Social support for pensioners and invalids.
- Personal insurance for employees.
- Social support for young specialists.
- Non-state pension support for retiring employees.
- Sport and health activities.

Non-state pension provision is an essential part of Company social policy. Transfer of corporate pension provision to a system of joint Company and employee contributions began in 2003, as part of implementation of the Company's Social Code. The BoD and Management Committee approved a set of regulations in connection with this.

In 2003 the Company assigned 1,795 non-state pensions. The total number of such pensions assigned by the start of 2004 was 7,021.

In 2003 PricewaterhouseCoopers carried out annual actuary assessment of the Company's pension obligations, and found that obligations at the end of the year were $123 mln, compared with $161 mln at the end of 2002.

Charity and Social Activities

Social and charitable programs are nowadays an accepted and integral part of the strategy of large companies. Social projects carried out on a charitable basis help a Company to develop by improving its image, inspiring a spirit of corporate solidarity, and building a constructive relationship with government, other businesses and society as a whole.

Our social and charitable programs complement and develop social projects of local government, which is natural, since the current crisis of government-operated social services in Russia puts a weight of responsibility on the shoulders of companies with major operations in particular regions. Prominent social and charitable programs are written into the Company's Social Code and they include the following:



Support for Children's Homes and Schools. LUKOIL, its many subsidiaries and the LUKOIL Charity Fund help children's homes in Western Siberia and the regions of Kirov, Usinsk, Saratov, Syktyvkar, Arkhangelsk, St. Petersburg, Velikiy Ustyug, Perm, Astrakhan, Volgograd, Kaliningrad and Nizhny Novgorod. By sponsoring these institutions over many years, the Company helps their children to find a place in life, learn a profession and become full members of society.

Every year LUKOIL pays for children from homes in Ishim, Langepas, and Kirov to take holidays on the Black Sea and at holiday facilities in the countryside near Moscow. In 2003 more than 100 orphans spent their summer holidays in the Anapa sport and health complex on the Black Sea.

At New Year LUKOIL bought and sent presents to 22 children's homes in regions where the Company and its subsidiaries have activities. The Company also bought 4 Gazel minibuses for children at 4 homes in Saratov Region.

The Company pays special attention to needs of handicapped children. For a number of years LUKOIL has worked with UNESCO and the Fund "Illustrated books for blind children" in the project "Every blind child gets a book as a gift". In 2003 these books, which are invaluable for development of blind children, were presented to 6 specialized children's institutions in Kaliningrad.

LUKOIL also provides support to the Langepas rehabilitation center for handicapped children, the only one of its kind in Western Siberia.

Support for Medical Institutions. Support for health in Russia is vital for national development, economic success and the advancement of Russian corporations. Hence LUKOIL's keenness to help the health service as part of its charitable activity.

The Company supports a number of major centers for specialist medical research in Moscow and St. Petersburg. These include the Centre for Obstetrics and Gynecology, the Blood Research Center, the Russian Cardiological Scientific Research Complex, the Central Institute for Radiological Research, and the Leningrad Region Clinical Hospital.

LUKOIL also provides assistance to hospitals beyond Moscow and St. Petersburg. The Company funded repairs to the building of the Usinsk City Hospital, and bought modern medical equipment for the Usinsk Hospital and the City Hospital in Kaliningrad. In Kstovo, where the Company's Nizhhny Novgorod Refinery is located, LUKOIL sponsors a health program for company employees and the local population. This includes a modern health care center for women, a dentistry facility and a functional diagnostics center.



Support for War Veterans and Labor Veterans. The Company provides financial assistance to coincide with Victory Day (8 May) to World War II veterans and labor veterans living in the Company's operating regions. The Company arranged a special charity program to mark the 60th anniversary of the Battle of Stalingrad, helping veterans of that Battle. LUKOIL paid for Oka small-engine cars and for hearing aids, and also gave the Veterans' Council in Volgograd Region a building for future reunions.

The Company also helped to finance restoration of the Soldier's Field memorial in Volgograd and of war monuments in the towns of Kotovo, Zhirnovsk, Frolovo and the village of Krasny Yar. Charitable assistance was offered to the old people's home in Usinsk, which was repaired and re-equipped using money provided by LUKOIL.

Education Programs. Preparation of a new generation of young Russian oil & gas professionals is of great importance to the Company. LUKOIL has instituted scholarships to support the most promising students at Russia's leading oil institutes, including: the Gubkin Russian State Oil & Gas University, St. Petersburg State Mining Institute, Perm State Technical

University, Ukhta State Technical University, Tyumen State Oil & Gas University, Ufa State Oil and Technical University, Volgograd State Technical University, Samara State Technical University, and Arkhangelsk State Technical University. LUKOIL also purchases equipment for these institutions, ensuring that levels of teaching match today's needs.

In 2003 LUKOIL supplied Perm State Technical University with a laboratory for studying physics of rock strata. At Ukhta University LUKOIL supplied equipment for a laboratory specializing in physics of oil & gas strata and provided financing for creation and equipping of a computer center.



The Company also helps oil & gas training institutions elsewhere in the CIS, including the Azerbaijan State Oil Academy.

In 2003 LUKOIL started a project for training new generations of oil & gas technicians from a young age. Specialized LUKOIL classes will be set up at Moscow Secondary School No.45, from which pupils will graduate to studies at the Gubkin Russian State University of Oil & Gas and at the Higher School of Economics.

The Company also aims to support Russian youth by participation in the All-Russian Festival, "Roads of Hope", an interregional social project, which helps young people from underprivileged backgrounds. As part of this scheme, which encourages creative and professional skills among disadvantaged young people, 750 grants were awarded on a competitive basis for use in the spheres of culture, education, pre-school education and medicine.

Preserving Cultural Heritage. The Company gives a special place in its charity activities to programs that aim to develop Russian culture, revive spirituality and maintain national values. LUKOIL therefore supports a number of Russian museums, including the Pushkin Museum of Fine Art, the Moscow Kremlin Museums, and the Russian State Museum. In 2003 the Company helped to organize the exhibition "Russia-Britain: 450 years of diplomatic relations" in the Moscow Kremlin Museums. The Company also provides help to museums far from Moscow, including the "Maliye Koreli" State Museum of Wooden Architecture and Folk Art in Arkhangelsk, the Ukhta Museum of Local Studies, and the Astrakhan Kremlin.

LUKOIL also has a long association with the Tchaikovsky Symphony Orchestra, conducted by V. Fedoseyev, the "Beryezka" Dance Ensemble, the Russian Academic Choir, and the "Kalinka" Children's Folk Dancing Ensemble. The Company is a member of the committees of trustees of the Bolshoi Theater and Moscow State Conservatory. LUKOIL also gives active support to the performing arts in regions, where its subsidiaries have operations, particularly to the Perm Opera and Ballet Theater and the Volgograd Youth Theater.

Another important part of LUKOIL's charity effort is participation in revival of Russia's religious and spiritual traditions, and the Company gives special attention to those institutions, whose activities include social service. For many years the Company has been a benefactor of the Moscow Section of the Holy Assumption Pyukhtitsky Nunnery and the Department for Church Charity and Social Service of the Moscow Patriarchate.

The Company is also assisting in restoration of the 15th century Optina Pustyn Monastery, an ancient religious foundation and place of pilgrimage for the Orthodox faithful from all over Russia. LUKOIL has financed construction of the Church of Peter and Paul in Kogalym, and mosques in Kogalym and Ufa. Company assistance was vital in restoration of the Holy Keys bell tower at the Monastery of the Holy Trinity near Moscow and the Holy Church of the Protecting Veil in Novorossiysk.

Support of church and cultural restoration by Company subsidiaries has included assistance to the Church of Michael the Archangel and the Church of Constantine and Helen in Volgograd Region, and the Ferapontov Monastery in Vologda Region (a masterpiece of Russian wooden architecture). In Kaliningrad, Company units support the Church of Faith, Hope and Charity and their Mother Wisdom. In Perm, help is provided to the Belogorsky Monastery of St Nicholas, the Holy Trinity Monastery, the Obvinsky Monastery of the Holy Assumption and the Church of St Nicholas.



St Petersburg 300th Anniversary. LUKOIL financed two exhibitions at the Russian Museum as part of the jubilee celebrations in Russia's northern capital – "Petersburg, City and Citizens" and "The Russian Museum in Moscow: Petersburg is my Love".

LUKOIL also took part in a festival for opening of Children's Book Week, and in the International Fleet Salon. A concert given under the walls of the Mikhailovsky Castle by the Tchaikovsky Symphony Orchestra and with the theme "Waltzing Petersburg" was also sponsored by the Company.

LUKOIL supplied financing for restoration of the monument to Catherine the Great and reconstruction of the Konstantinovsky Palace in Strelna. The Company also helped the Institute of Russian Literature and the International Pushkin Foundation to publish the art



albums "Pushkin's House" and "Peter's City". The first is an account of the history and work of the greatest center of Russian academic science and the second offers a collection of the works of Russian poets, dedicated to St Petersburg.

Competition for Social Projects. The Company subsidiary, LUKOIL-Permneft, holds an annual competition for social and cultural projects. The idea of distributing charity support, based on the merit of rival projects, is new in Russia. Claimants must justify and explain their proposals, show how money will be spent, and give clear indication of how their project will benefit local people. This is a genuine instrument of social policy, and it has support from municipal and local government as well as non-profit organizations. In 2003 the competition attracted 337 proposals from education and cultural institutions, non-profit and social organizations, as well as mass media in 12 territories of Perm Region. The winners were 57 projects, in which the most interesting were "My city, my home", "Protecting our environment", "Our children, our future" and "Healthy parents for healthy children".

Revival of folk crafts. The Company subsidiary, LUKOIL-Perm has provided two years of support for a program to revive folk crafts in the Kama River area. In that time 19 projects have been carried out in 7 parts of Perm Region, including opening of a new School of Folk Crafts in the village of Belaya Pashnya, opening of a branch of the School of Folk Art in the village of Ashap, and a permanent exhibition "The Peasant's World" in the Ilinsk Regional Museum.

Help for Peoples of the Far North. LUKOIL subsidiaries have production activities in many northern regions of Russia, so the Company is active in sponsoring social support programs for indigenous peoples of these regions.

LUKOIL-Western Siberia, the company's main production unit, has taken responsibility for well-being of the local population in the Khanty-Mansiysk Autonomous District through the agreement "For partnership in the socio-economic development of indigenous peoples" and through agreements with community leaders. The assistance includes construction of cottages and other housing assistance. Communities are also given financial compensation for land use by LUKOIL as well as being provided with snow-mobiles, boats, power saws, hunting equipment, fuel and lubricants, and fishing rigs.

Sport



LUKOIL's support for sport and fitness includes backing for relevant initiatives by Company employees, as well as assistance to professional sporting teams and children's sports.

In 2003 the Company organized the 2nd International Spartakiada, in which more than 10,000 Company employees took part.

LUKOIL is an official partner of the Russian Olympic Committee and general sponsor of the Spartak football club, 9-times winner of the Russian championship and cup holder for 2003.

Other teams that play under the LUKOIL flag are also serious contenders in Russian sport: the handball team LUKOIL-Dynamo won the silver medal in the Russian championship and has silver medals of the European Handball Federation; the water-polo club LUKOIL-Spartak won the Russian water-polo cup; LUKOIL-Bashkiria was runner-up in the Russian Speedway Cup; the car racing team LUKOIL-Racing is the Russian championship leader for circuit races; and LUKOIL-Rally was only set up in 2003, but has already won the bronze medal in the Russian championship.

The biggest of many children's sport organizations supported by LUKOIL is the Children's Football League. Thanks to Company support, the League takes part in various Russian and international tournaments and brings together 150 children's teams from various parts of the country.


ЛУКОЙЛ


ЛУКОЙЛ



Corporate Governance



Good corporate governance has decisive importance for companies in conditions of the free market and increasing competition. Companies need an efficient structure, defining relations between BoD, management and shareholders, and offering assurance to investors that their money is used to strengthen the company and thus increase market capitalization.

LUKOIL's system of corporate governance is intended to create and maintain solid relations of trust with investors and shareholders, making the Company more attractive for investment.

Improvement of corporate governance and strengthening of the Company's financial position in 2003 enabled us to reduce the Company's borrowing costs by about 3% in comparison with 2002. Reduction of average-weighted borrowing costs give the Company additional competitive advantages on the market.



LUKOIL adheres to basic recommendations of the Russian Securities Commission and has continued to raise its level of corporate governance:

- The number of independent directors in the BoD has been increased.
- Committees for Strategy and Investment, Audit, and Personnel and Remuneration have been set up.
- The Company strictly observes schedules and forms of presentation of its results, and financial accounts to international standards are published quarterly.
- Regular trips are organized for representatives of the investment community to the Company's operating regions in order to make LUKOIL business more understandable to investors.
- Shareholders and investors are given regular opportunities to meet with company management.
- A share incentive plan has been launched for upper levels of management in order to boost motivation.

Dividends

Company dividend policy is based on balance of interests between the Company and its shareholders, the goal of raising investment attractiveness and capitalization of the Company, and respect and strict observance for shareholder rights, as laid down in Russian legislation, the Company charter and other internal documents.

In accordance with the ruling on LUKOIL dividend policy, passed in 2003, the BoD bases its dividend recommendation to the AGM on the principle that the sum channeled to dividend payments should be no less than 15% of Company net profit.

The aims of LUKOIL's dividend policy are:

- To make the size of dividends into one of the key indicators of the Company's investment attractiveness.
- Increase of the size of dividends based on consistent growth of profit and/or growth of the share of dividend payments in undistributed net profit.

The Company is honoring its commitment to increase the size of dividend payments and the share of net profit used for dividends. Dividends for 2003 were announced at $714 mln, which is 34% higher than for 2002. The share of net profit used for 2003 dividends was 27% compared with 29% for 2002.

Profit per common share rose by 93% to $4.36 (including profit from sale of LUKOIL's stake in Azeri-Chirag-Gyuneshli) compared with $2.26 for 2002. Dividend yield was 3%, compared with 4.1% for 2002.

		Dividend per common share (roubles)	Dividend per preferred share (roubles)
1999	(0.025 roubles nominal)	3.00	17.45
2000	(0.025 roubles nominal)	8.00	59.16
2001	(0.025 roubles nominal)	15.00	-
2002	(0.025 roubles nominal)	19.50	-
2003*	(0.025 roubles nominal)	24.00	-

Total dividend payments**

	Common shares	Preferred shares	Total
1999	167	206	373
2000	2 215	1 347	3 562
2001	6 054	4 568	10 622
2002	12 758	0	12 758
2003	16 586	0	16 586
2004**	20 413	0	20 413

* The size of dividends recommended by the LUKOIL BoD for approval at the Company AGM on 24 June, 2004.

** The dividend data are for the overall number of placed shares at the date when the list of shareholders having the right to participate in the AGM and receive dividends for the respective year was drawn up.

Board of Directors and Management Committee

Board of Directors

Valery Grayfer

Chairman of the LUKOIL Board of Directors,

General Director of RITEK

Born 1929

Graduated in 1952 from Moscow's Gubkin Oil Institute. Doctoral candidate in Technical Sciences. Awarded five honors and two medals. Diploma of Supreme Soviet of the Tatar ASSR. Deputy to the USSR Oil Industry Minister from 1985, Head of the Tyumen Main Office for the Oil and Gas Industry. From 1992, General Director of the Russian Innovative Fuel and Energy Company. Chairman of the Board of Directors of LUKOIL from 2000.

Vagit Alekperov

Chairman of the LUKOIL Management Committee

President of LUKOIL

Born 1950

Graduated in 1974 from Azizbekov Institute of Oil and Chemistry in Azerbaijan. Doctor of Economics. Awarded three honors and two medals. Worked from 1968 in the oil industry in Azerbaijan and Western Siberia. From 1987 to 1990 General Director of Kogalymneftegaz (oil production company), part of the Ministry of Oil and Gas Industry of the USSR. From 1990 to 1991, Deputy, then First Deputy to the USSR Oil Industry Minister. From 1992 to 1993 President of Langepasuraikogalymneft (oil production company). Chairman of the Board of Directors of LUKOIL from 1993 to 2000. President of LUKOIL from 1993 .

Mikhail Berezhnoi

President of Non-state Pension Fund LUKOIL-Garant

Member of the LUKOIL Audit Committee

Born 1945

Graduated in 1974 from Saratov Institute of Law. Doctoral Candidate in Philosophy. General Director of the Non-state pension fund LUKOIL-Garant from 1995. President of the Board of Directors of New Wave Radio.

Alexander Braverman

First Deputy Minister for Property Relations of the Russian Federation

Born 1954

Graduated in 1976 from Kharkov Engineering and Economics Institute. Doctor of Economic Sciences, Professor. Awarded a medal. From 1995 to 1997, President of the Russian Association of Marketing (non-profit organization). From 1997 to 1999, First Deputy Chairman of the State Property Committee, First Deputy Minister for State Property. From 2000, State Secretary, First Deputy Minister for Property Relations.

Oleg Kutafin

Rector of the Moscow State Law Academy

Chairman of the LUKOIL Audit Committee

Born 1937

Graduated in 1959 from Moscow State University. Professor and Doctor of Law. Associate of the Russian Academy of Science. Rector of Moscow State Academy of Law from 1987. Chairman of the Russian Presidential Commission on Nationality.

Ravil Maganov

First Vice-president of LUKOIL

Member of the LUKOIL Strategy and Investment Committee

Born 1954

Graduated in 1977 from Moscow's Gubkin Oil Institute. Honored Employee of the Oil and Gas Industry of the Russian Federation. Awarded two honors and a medal. From 1988 to 1993, Deputy CEO, CEO of Langepasneftegaz. From 1993 to 1994, Vice-president of LUKOIL. From 1993 First Vice-president of LUKOIL.

Richard H. Matzke

Chairman of the LUKOIL Strategy and Investment Committee

Born 1937

Graduated from Iowa State University (1959), Pennsylvania State University (1961), and St. Mary's College in California (1977). Degrees obtained: BA in Geology, Masters in Geology, MBA. President of Chevron Overseas Petroleum and Member of the Board of Directors of Chevron Corporation from 1989 to 1999. Vice-Chairman of Chevron Corporation from 2000 until February 2002.

Sergei Mikhailov

General Director of the company Management-Consulting

Member of LUKOIL Audit Committee

Member of LUKOIL Personnel and Remuneration Committee

Born in 1957

Graduated in 1979 from Dzerzhinsky Military Academy; completed Plekhanov Russian Economics Academy in 1998; Doctor of Economic Sciences, Professor. Awarded four medals. 1974-1992, service in armed forces. From 1992, Head of Department, Deputy Chairman of the Russian Federal Property Fund. 1996-1997, Head of Restructuring and Investment Department of Ministry of Industry. From 1997 to 2001, General Director of the fund management company, Management Center. From 2001, General Director of the company Management-Consulting.

Mark Mobius

CEO of Templeton Asset Management since 1997

Chairman of the LUKOIL Committee on Personnel and Remuneration

Born 1936

Graduated in 1964 from MIT (Massachusetts Institute of Technology). Doctor of Economics and Political Science. CEO of Templeton Asset Management since 1997.

Nikolai Tsvetkov

President of Investment-Banking Group NIKoil

Member of the LUKOIL Committee on Personnel and Remuneration

Born 1960

Graduated in 1988 from the Zhukovsky Air-Force Academy and in 1996 from the Plekhanov Russian Economics Academy. Doctoral Candidate in Economics. From 1994 to 1996, President of NIKoil, Executive Director of LUKOIL's Securities Department, Vice-president of LUKOIL. President of IBG NIKoil from 1997.

Igor Sherkunov

Chairman of the Board of Capital Investment Group

Member of the LUKOIL Strategy and Investment Committee

Born 1963

Graduated in 1985 from the Moscow Finance Institute, and in 1993 from the All-Union Friendship of the Nations Academy of Foreign Trade. From 1993 to 1996, Vice-president of LUKOIL Insurance Company. CEO of LUKOIL-Reserve-Invest from 1996 to 2002. From 2003, Chairman of the Board of Capital Investment Group.

LUKOIL Management Committee

Vagit Alekperov

Chairman of the LUKOIL Management Committee

President of LUKOIL

Born 1950

Graduated in 1974 from Azizbekov Institute of Oil and Chemistry in Azerbaijan. Doctor of Economics. Awarded three honors and two medals. Worked from 1968 in the oil industry in Azerbaijan and Western Siberia. From 1987 to 1990 General Director of Kogalymneftegaz (oil production company), part of the Ministry of Oil and Gas Industry of the USSR. From 1990 to 1991, Deputy, then First Deputy to the USSR Oil Industry Minister. From 1992 to 1993 President of Langepasuraikogalymneft (oil production company). Chairman of the Board of Directors of LUKOIL from 1993 to 2000. President of LUKOIL from 1993

Anatoly Barkov

Vice-president of LUKOIL, Head of the Main Division of Social Issues, Corporate Security and Communications

Born 1948

Graduated in 1992 from Ufa Oil Institute. Honored Employee of the Oil and Gas Industry of the Russian Federation. Awarded four medals. From 1987 to 1992, head of TzBPO, head of NGDU, Senior Engineer at Kogalymneftegaz. From 1992 to 1993, Executive Director, then Director of the Department of External Projects at LUKOIL. From 1993, Vice-president of LUKOIL and Head of the Main Division of Social Issues, Corporate Security and Communications.

Anatoly Kozyrev

Vice-president of LUKOIL, Head of the Main Division of Corporate Economic Planning and Investment

Born 1942

Graduated in 1971 from Moscow's Ordzhonikidze Engineering-Economics Institute, and in 1982 from the All-Union Academy of Foreign Trade. From 1991 to 1998, Head of the Main Coordination Office, Deputy to the Minister of Fuel and Energy of the Russian Federation. From 1998, Vice-president of LUKOIL and Head of Corporate Economic Planning and Investment.

Sergey Kukura

First Vice-president of LUKOIL (Economics and Finance)

Born 1953

Graduated in 1979 from the Ivano-Frankov Institute of Oil and Gas. Doctor of Economic Science. Honored Economist of the Russian Federation. Awarded two medals. From 1992 to 1993, Vice-president, then First Vice-president of Langepasuraikogalymneft. From 1994, First Vice-president of LUKOIL.

Ravil Maganov

First Vice-president of LUKOIL (Exploration and Production)

Member of the LUKOIL Strategy and Investment Committee

Born 1954

Graduated in 1977 from Moscow's Gubkin Oil Institute. Honored Employee of the Oil and Gas Industry of the Russian Federation. Awarded two honors and medals. From 1988 to 1993 Deputy CEO, CEO of Langepasneftegaz. From 1993 to 1994, Vice-president of LUKOIL. From 1993, First Vice-president of LUKOIL.

Ivan Masliaev

Head of the Main Division of Legal Affairs of LUKOIL

Born 1958

Graduated in 1980 from Moscow State University. Doctoral Candidate in Law. From 1992, Head of the LUKOIL Legal Department. From 1999, Head of the Main Division of Legal Affairs at LUKOIL.

Alexander Matytsyn

Vice-president, Head of the Main Treasury and Corporate Finance Department of LUKOIL

Born 1961

Graduated in 1984 from Moscow State University. Doctoral Candidate in Economic Science. From 1993 to 1997, Senior Consultant on Tax, then General Director of KPMG-Revikonsult. From 1997, Vice-president and Head of Treasury and Corporate Finance at LUKOIL.

Anatoly Moskalenko

Head of the Main Division of Human Resources of LUKOIL

Born 1959

Graduated in 1980 from Moscow Supreme Soviet Higher Institute of the Armed Forces, and the Frunze Military Academy in 1991. From 2002-2003, Head of the Human Resources Department of LUKOIL. From 2003, Head of the Main Division of Human Resources at LUKOIL.

Vladimir Nekrasov

Vice-president of LUKOIL, CEO of LUKOIL-Western Siberia

Born 1957

Graduated in 1978 from Tyumen Industrial Institute. Doctoral candidate in Technical Science, member of the Academy of Mining Sciences. Awarded a medal. From 1992 to 1999 First Deputy CEO of Kogalymneftegaz. From 1999, Vice-president of LUKOIL and CEO of LUKOIL-Western Siberia.

Anatoly Novikov

Vice-president of LUKOIL, Head of Main Division of Geology and Development

Born 1939

Graduated in 1961 from Grozny Oil Institute, in 1981 from the Academy of National Economy of the USSR. Doctoral candidate in Geological-Mineral Science. Honored Geologist of the Russian Federation. Awarded three honors and two medals. From 1990 to 2001, CEO of Nizhnevolzhskneft. From 2001, Vice-president of LUKOIL and Head of Main Division of Geology and Development.

Serik Rakhmetov

Vice-president of LUKOIL, Head of Main Division of Construction, Project Planning and Corporate Agencies

Born 1949

Graduated in 1973 from the Rudny branch of the Kazakh Polytechnical Institute. Awarded two medals. From 1993 to 1994, Deputy General Director for Construction at LUKOIL-Kogalymneftegaz. From 1994 to 2000, Executive Director, then Director and Head of LUKOIL Construction. From 2000, Vice-president of LUKOIL and Head of Construction, Project Planning and Corporate Agencies.

Alexander Smirnov

Vice-president of LUKOIL, CEO of LUKOIL-ENERGOGAZ

Born 1948

Graduated in 1976 from Moscow's Plekhanov Institute of National Economy. Doctoral Candidate in Economic Sciences. Awarded a medal. From 1992, Executive Director for Internal Market Affairs at Langepasuraikogalymneft. From 1992 to 1998, CEO of LUKOIL Trading House. From 1996 to 1998, Head of Tangible Assets, Mechanical Engineering and Marketing of Oil Industry Equipment at LUKOIL. From 1998, Vice-president of LUKOIL and CEO of LUKOIL-ENERGOGAZ.

Yury Storozhev

Vice-president of LUKOIL, Head of Main Division of Sales and Supplies

Born 1946

Graduated in 1977 from Moscow's Gubkin Oil Institute. Honored Employee of the Ministry of Fuel and Energy of the Russian Federation. From 1987 to 1993, Head of Department, then Deputy Senior Engineer at Kogalymneftegaz. From 1993 to 200, Director of Department, Deputy Head, and Head of Oil Delivery and Petroleum Product Export at LUKOIL. From 2000, Vice-president of LUKOIL and Head of Sales and Supplies.

Dmitry Tarasov

First Vice-president of LUKOIL (Refining, Supplies and Marketing)

Born 1951

Graduated in 1973 from Moscow's Mendeleyev Chemical-Technical Institute. From 1997 to 2002, Vice-president of LUKOIL-Romania, Vice-president of LUKOIL-Europe Holdings Ltd, Director of LUKOIL Black Sea Ltd. From 2002, First Vice-president of LUKOIL.

Leonid Fedun

Vice-president of LUKOIL, Head of Main Division of Strategic Planning and Investment Analysis

Born 1956

Graduated in 1977 from Rostov Nedelin Higher Military School. Doctoral candidate in Philosophy. Awarded five medals. From 1993 to 1994, General Director of LUKOIL Consulting. From 1994, Vice-president of LUKOIL and Head of Strategic Planning and Investment Analysis.

Evgueni Havkin

Secretary of the BoD, Head of the BoD Apparatus of LUKOIL

Born 1964

Graduated in 2002 from Moscow Institute of Economy, Management and Law. From 1998 to 2003, Deputy Head of the BoD Apparatus, First Deputy Head of the BoD Apparatus of LUKOIL. From 2003, Secretary of the BoD, Head of the Apparatus of the BoD of LUKOIL.

Lyubov Khoba

Senior Accountant, Vice-president of LUKOIL

Born 1964

Graduated in 1992 from the Sverdlov Institute of National Economy. Honored Economist of the Russian Federation. Awarded a medal. From 1991 to 1993, Senior Accountant at Kogalymneftegaz. From 1993 to 2000, Senior Accountant at LUKOIL. From 2000 to 2003, Vice-president of LUKOIL, Head of Financial Accounting and Control. From 2003, Senior Accountant and Vice-president of LUKOIL.

Jevan Cheloyants

Vice-president, Head of Main Division of Oil & Gas Production

Born 1959

Graduated in 1981 from Grozny Oil Institute. Honored Employee of the Oil and Gas Industry. From 1990 to 1993, Department head, then Deputy General Director of Internal Economic Affairs of Langepasneftegaz. From 1993, Vice-president of LUKOIL; from 2001, Vice-president of LUKOIL and Head of Oil and Gas Production.

Vagit Sharifov

Vice-president of LUKOIL, Head of Main Division of Control and Internal Audit

Born 1945

Graduated in 1968 from Azerbaijan's Azizbekov Institute of Oil and Gas. Doctor of Economics. Honored Employee of the Oil and Gas Industry of the Russian Federation. Awarded two honors and two medals. From 1985 to 1994, Senior Engineer, General Director of Volgogradnefteprodukt. From 1994 to 1995, General Director of the Volgograd branch of LUKOIL Finance. From 1995 to 1996, General Director of LUKOIL regional office in Volgograd. From 1996, Vice-president of LUKOIL; from 2003, Vice-president of LUKOIL and Head of Control and Internal Audit.

Changes in the LUKOIL Management Committee during the Accounting Period

Anatoly Yashchenko was removed from the Management Committee by a decision of the Board of Directors on 15 July, 2003.

Anatoly Moskalenko and Yevgeny Havkin were appointed to the Management Committee by a decision of the Board of Directors on 15 July, 2003.

Stakes of BoD and Management Committee Members in Company Share Capital

Percentage of LUKOIL authorized share capital owned by BoD members

Name	Nominal stake, %
V. Alekperov	1.66
M. Berezhnoi	0.005
A. Braverman	-
V. Grayfer	0.002
O. Kutafin	-
R. Maganov	0.46
Richard Matzke	-
S. Mikhailov	0.003
M. Mobius	-
N. Tsvetkov	0.34
I. Sherkunov	0.05

Percentage of LUKOIL authorized share capital belonging to members of the Management Committee (as of 31 December, 2003)

Name	Nominal stake, %
V. Yu. Alekperov	1.66
A. A. Barkov	0.06
A.G. Kozyrev	0.001
S. P. Kukura	0.34
R. U. Maganov	0.46
I. A. Masliaev	0.007
A. K. Matytsyn	0.27
A.A. Moskalenko	-
V. I. Nekrasov	0.01
A. A. Novikov	0.002
S. M. Rakhmetov	0.05
A. S. Smirnov	0.001
Yu. F. Storozhev	0.01
D. N. Tarasov	-
L. A. Fedun	0.90
E.L Havkin	-
L. N. Khoba	0.3
J. K. Cheloyants	0.06
V. S. Sharifov	-

Shares in LUKOIL owned by members of the Board of Directors and the Management Committee are shown in accordance with requirements of Russian legislation for disclosure of such information, including shares held directly by Board/Management Committee members, and those held by nominee investors in their names. Share in authorized capital stock may be counted differently in other countries. Specifically, percentages of authorized share capital recorded here are not shown in exactly the same fashion as they were for purposes of listing on the London Stock Exchange.

Remuneration of Members of the Management Committee and the Board of Directors

Remuneration of BoD members is determined in accordance with the ruling of the Company auditing commission on remuneration and compensation of BoD members. According to this ruling, remuneration can be paid to BoD members, in cash or other form, in the form of a single payment equal to the salary of the President of the Company (not including one-off payments) in the last month of the financial year. And this payment can be made by decision of the AGM when BoD members complete a period of service (from election to election). The ruling also determines a list of costs, for which BoD members should be compensated in connection with fulfillment of their official duties.

Remuneration of Management Committee members consists of the following components:
• Basic remuneration (salary as set out in the employment contract).
• Annual incentive bonuses.
• Long-term incentive bonuses.
• Additional benefits of a social nature.

Under the incentive scheme that was in operation until December 2003, the sum of annual bonus payments was determined as a percentage of annual income in accordance with an agreed formula and was dependent upon fulfillment of main targets for company activity.

The basis for determination of long-term bonus payments was the quantity of "conditional shares" belonging to a member of management, on which "conditional dividends" were paid. In case profit targets were not met, long-term bonuses were not paid.
Total remuneration paid to all members of the BoD and Management Committee for 2003 was $49.5 mln.

On 16 April, 2003, the LUKOIL BoD approved a share incentive scheme for employees of the Company and its subsidiaries, which came into force in January 2004. The scheme is a continuation and development of the previous scheme for providing conditional shares to employees. However, the new mechanism is more appropriate to LUKOIL's needs and challenges at its present stage of development, and closer to usual practice of leading international and Russian companies.

Company Share Market

LUKOIL shares are leaders for liquidity on the London Stock Exchange among Central and Eastern European share issuers

LUKOIL won the nomination "Best Corporate Issuer on the Russian Stock Market" in the contest "Best Russian enterprises of 2003"

Growth of liquidity and thus of attractiveness to investors justified the efforts expended by the Company to obtain a listing on the London Stock Exchange (in August 2002 LUKOIL became the first Russian company to secure a full secondary listing on the LSE via inclusion of its stocks in the official list of the UK Listing Authority). Growth of liquidity and lowering of price volatility enable the Company to borrow more cheaply, giving additional competitive advantages.

LUKOIL shares took poll position on the LSE among companies from Central and East Europe from January 2003, with $900 mln of trading or 36.6% of total trading in issuers from those countries.

Company shares were also traded on Russian exchanges (RTS, MICEX, SPICEX, SSE) in 2003, and ADR and GDR programs continued with trading on the US over-the-counter market and exchanges in London, Berlin, Frankfurt, Munich and Stuttgart.

There was growth of investor interest in shares of LUKOIL in the course of the year. Turnover of the Company's shares rose by over 2.6 times from $3 bln in the first quarter of the year to about $8 bln in the last quarter.

The investment community took a positive view of results of the Company's restructuring program, which began in April 2002 with the purpose of raising LUKOIL's investment attractiveness. Company capitalization rose by 34% in 2003 compared with 19% growth in 2002. Prices of Company shares rose by 50% during the period (the RTS Index gained 57% in the same period).

LUKOIL won the nomination "Best Corporate Issuer on the Russian Stock Market" in the annual competition "Best Russian Enterprises of 2003". The nomination was created by the MICEX exchange and the competition was organized by the Russian Union of Industrialists and Entrepreneurs and the Russian Chamber of Commerce.

* The sum does not include remuneration and compensation of costs incurred by members of the BoD in 2003, since this is decided by the AGM.

Trading in Company shares on the MICEX was 124.3% ($1.35 bln) higher in October 2003 than a year earlier, and demand for Company shares was intensified by publication of consolidated IAS financial accounts for the second quarter and first half of 2003. The surge in volumes was also helped by Standard & Poor's, which raised LUKOIL's credit rating from "BB-" to "BB".

List of main shareholders of LUKOIL as of 1 January, 2004

Shareholder	Number of shares	% of share capital
ING BANK (Eurasia)*	541 249 388	63.60
Capital Group	51 113 836	6.01
SDK Garant*	99 268 415	11.70
Ministry of Property Relations of the Russian Federation	64 638 729	7.60
NIKOIL Depository Company*	66 162 144	7.80
Depository-Clearing Company*	16 463 743	1.90
National Depository Center*	12 410 284	1.50
Brunswick UBS Warburg*	9 158 298	1.10

* Nominee.

LUKOIL share price in 2002–2003


Last transaction (USD)
Max. 24.10 (08/10/03)
Min. 12.10 (28/02/02)

Source: RTS.

Monthly trading volumes in LUKOIL shares (USD mln)


USA over - the - counter market
RTS
FSE
MICEX
LSE
January
February
March
April
May
June
July
August
September
October
November
December

Corporate Governance and Informational Openness

Corporate governance at LUKOIL is based on respect for the rights and lawful interests of all parties involved in the governance process. Its purposes is to raise asset values, create new, long-term jobs and enhance Company stability and profitability.

In order to assist corporate governance the BoD decided in April 2003 to create three committees under control of independent directors. The purpose of these committees is to carry out the following tasks in the interest of Company shareholders:

- To observe ethical standards in conduct of business, and to ensure that the highest standards of corporate behavior are maintained.
- To respect Russian and international standards for protection of shareholders.
- To observe international standards of financial transparency and information disclosure.
- To respect rights of interested parties (shareholders, Company creditors, the government) as required by Russian law.
- To ensure that Company employees are motivated to work efficiently.
- To establish a procedure that assures openness in large corporate transactions and their consequences.

BoD Committees

1. Strategy and Investment Committee. This purpose of this Committee is to make proposals to the BoD concerning:

- Design of strategic goals for long-term development of the Company;
- Analysis of concepts, programs and plans of strategic development for the Company;
- Size of dividends and procedure for their payment;
- Assignment of Company profit and loss for the financial year.

The Committee consists of R. Matzke (Chairman), R. Maganov and I. Sherkunov.

2. Audit Committee. The purpose of this Committee is to make proposals to the BoD concerning:

- Conduct of annual independent auditing of the Company's financial accounts;
- Qualifications and quality of services provided by the auditor, and observance by the auditor of auditing independence;
- Selection and assessment of auditor, and subsequent approval of the auditor by Company shareholders.

The Committee consists of O. Kutafin (Chairman), M. Berezhnoi and S.Mikhailov.

3. Personnel and Remuneration Committee. The purpose of this Committee is to make proposals to the Board concerning:

• Design of corporate personnel policy;

• Policy and standards in selection of candidates to responsible positions in the Company, with emphasis on importance of appointing the most highly qualified specialists.

The Committee consists of M. Mobius (Chairman), S. Mikhailov and N. Tsvetkov.

Informational Openness

Since receiving a full listing on the London Stock Exchange the Company has set up and successfully operates a system of corporate information disclosure for the investment community. The Company's system of informational openness and the quality of disclosure fully meet internationally recognized standards of the LSE.

The Company also furthers its policy of informational openness by:

• Publishing financial accounts, prepared to international US GAAP standards, on a quarterly basis.

• Disclosing international audits of its hydrocarbon reserves on an annual basis.

• Holding conference calls with the investment community following publication of financial results and other important corporate events.

• Organizing trips for representatives of the investment community to regions where it has activities.

• Carrying out regular meetings with investors and shareholders.

Internal Audit

The purpose of the Main Division for Control and Internal Audit, set up in 2002, is to determine efficiency of production activity of LUKOIL Group, identify major risks, and assess performance of Company subsidiaries in safeguarding assets and implementing decisions taken by LUKOIL Group.

The Company views its system of internal audit as an integral part of its system of internal control, as envisaged in international business practice. Internal audit represents a guarantee of Company efficiency and protection of shareholder interests.

In 2003 the Main Division for Control and Internal Audit carried out 29 supervisory and audit checks, including 25 at LUKOIL subsidiaries.

The Main Division for Control and Internal Audit also carried out permanent monitoring of observance of the Company's procedure for decisions on ownership stakes in other organizations, and of investment projects with value in excess of $30 mln.

Focus on Kazakhstan



The Republic of Kazakhstan is located in Central Asia, bordering on the Russian Federation in the North, the People's Republic of China in the East, and with Turkmenistan, Uzbekistan and Kyrgyzia in the South. The Republic covers a territory of [illegible] thou square kilometers (9th largest in the world and second largest in the CIS). Kazakhstan has coastlines on the Caspian and Aral Seas ([illegible] and 1070 kilometers in length respectively).

The population of Kazakhstan is over 16.[illegible] mln, of which 53.4% are Kazakhs, 30% are Russians, and [illegible]% are Ukrainians. Islam is the professed religion of 4[illegible]% of the population, [illegible] Orthodox Christianity, and 2% of the population belong to Protestant churches.

The country is divided into 14 administrative regions and three cities with status equal to a region. The administrative capital is Astana and the economic capital is Almaty.

Kazakhstan's GDP has been growing by [illegible]% annually on average. Annual growth in agriculture is 10%, in industry 30%, and in the services sector [illegible]. Oil and petroleum products account for 57.8% of exports, 12.9% of exports are non-ferrous metals, 15% are ferrous metals, 12% are ores, and 9% are grain. The national currency is the tenge (1 ruble = 4.95 tenge, $1 = 151.[illegible] tenge). Current reserves of fields in the Republic total 3 bln tons of oil and gas condensate. Kazakhstan produced 51.3 mln tons of oil and 7.5 bln cubic meters of natural gas in 2003.

LUKOIL began its activity in this resource-rich Central Asian Republic based on a cooperation agreement for development of hydrocarbon fields, signed by Russia and Kazakhstan in December 1993. LUKOIL came to Kazakhstan in 1995 as a participant in the Kumkol project. Since then LUKOIL has become the biggest Russian investor in Kazakhstan, making best use of natural advantages, which include geographical, political and transport proximity to partners in Kazakhstan. In 8 years of work the Company has invested $1.5 bln in the Republic, and this figure is strong evidence of the favorable investment climate, which Kazakhstan has offered over a number of years. A well designed credit and tax policy, consistent growth of economic indicators, availability of developed infrastructure, qualified personnel and rich resource potential make Kazakhstan one of the most attractive investment destinations in Central Asia.

LUKOIL is currently involved in 8 oil & gas projects in Kazakhstan. The Company is producing hydrocarbons at the major fields of Tengiz and Karachaganak, and also at the Kumkol field. All of LUKOIL's projects in Kazakhstan are moving ahead quickly, and output of oil and gas is rising yearly. Several key infrastructure and production facilities were put into operation last year: a processing complex at Karachaganak , and pipelines from Kumkol to Djamsali and from Bolshoi Chagan to Atyrau.

Further development of the Company's operations in the Republic are assisted by the 1998 agreement between Russia and Kazakhstan on joint development of structures near to or astride their international border in the Caspian Sea. The mutual understanding, which has been achieved on division of the Caspian shelf will help successful development of two promising geological exploration projects, at the Khvalynskaya and Tsentralnaya structures. LUKOIL is also carrying out preparatory work on another marine project, the Dostyk project, in partnership with the Kazakhstan national oil company, KazMunaiGaz.

Forecasted production and use of oil in Kazakhstan


Refining inside the country
Export
mln tons
120
100
80
60
40
20
0
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012

Source: Ministry of Energy and Mineral Resources of Kazakhstan.

LUKOIL's Major Projects in Kazakhstan


Astana
Semypalatinsk
Karachaganak
Aktyubinsk
Karaganda
Kumkol
Balkhash
Atyrau
Astrakhanskaya
Tikhoretsk
Astrakhan
Tengiz
CPC pipeline
Kropotkin
Komsomolskaya
Novorossiysk
Almaty
Chimkent

Karachaganak

Karachaganak, one of the largest gas condensate fields in the world, was discovered in West Kazakhstan in 1979. The field covers an area of 450 square kilometers. Proven reserves of oil and gas condensate are 1.77 bln barrels, and natural gas reserves are 15.8 trln cubic feet. Production at the field was intensified from 1995, when the Kazakhstan government signed a PSA agreement with British Gas and Agip.

In August 1997 Texaco bought a 20% stake in the project from British Gas and Agip, which now have stakes of 32.5% each. In November 1997 a 15% stake belonging to Gazprom was

Karachaganak Project Production


5.9
5.6
2003
5.0
4.8
2002
4.0
3.8
2001
4.6
4.7
2000
3.6
3.4
1999
2.4
2.1
1998
mln tons/bln cubic meters
0 1 2 3 4 5 6 7
Oil and gas condensate
Gas



transferred to LUKOIL. The investors set up a joint operating consortium, the Karachaganak Integrated Organization, with headquarters in the town of Aksai

A final PSA was signed in November 1997 and came into operation on 27 January, 1998. It envisages development of Karachaganak over a period of 40 years, until 2038.

A total $160 mln were invested in the project from various sources during the initial preparatory phase in 1995-1997. The second phase of the project, from 1998 to 2003 required much larger investments of $3.5 bln and targeted increase of annual output to 7 mln tons. This phase also included construction of a liquid hydrocarbon processing plant, and thermal power station with 240 megawatt capacity and a 635-kilometer pipeline, connecting the Karachaganak field to the CPC pipeline system.

The third phase of Karachaganak development, up to 2008, envisages installation of additional capacities and increase of annual condensate production to 12 mln tons. The fourth and last phase, from 2009 to 2038 will involve full-scale development of the field.

The government of Kazakhstan plans to attract $2 *bln of financing to develop the field in* 2003-2008, and a special commission headed by the Prime Minister of Kazakhstan, Karim Maximov, is already working to finalize the plan, which will involve construction of a gas processing plant and petrochemical facilities.

The project currently provides employment to over 20,000 people, 80% of whom are local. More than 400 Kazakhstan companies have won contracts for supply of goods and services to the project.

Kumkol

The Kumkol field, which has proven oil reserves of 214.5 mln bbl, is located in the southern part of the Turgai Depression (southern Kazakhstan). Following an intergovernmental agreement in 1995 the Kazakhstan Ministry of Oil & Gas signed documents with LUKOIL on creation of the company Kumkol-LUKOIL as a closed joint stock company, incorporated on equal terms by LUKOIL and the Kazakhstan state oil company, Yuzhneft. Yuzhneft was bought by the Canadian company Hurricane (now PetroKazakhstan) at the end of 1997.

Kumkol Project Production


2.8
2003
2.1
2002
1.5
2001
1.3
2000
1.0
1999
0.8
1998
0.8
1997
0.6
1996
mln tons
0 0,5 1 1,5 2 2,5 3

Project output in 2003 was 22 mln bbl of oil equivalent, of which LUKOIL's share was 11 mln bbl.

The Kumkol-Djamsali pipeline, built in 2003, optimizes spending on transportation of oil from the Kumkol field to the Shymkent Oil Refinery and to the CPC pipeline complex. LUKOIL's share of oil from Kumkol began to be pumped through the CPC in October 2003

Tengiz

The enormous Tengiz field was discovered in 1981 in the Atyrau Region of Kazakhstan. The fields extends over 1,590 square kilometers. The contract territory of the field developer, Tengizchevroil, also includes the Korolevskoye field, which has been in production since 2001, and a number of other smaller fields which are still being explored.



Tengiz Project Production


12.8
2003
13.1
2002
12.5
2001
10.4
2000
9.6
1999
8.5
1998
mln tons
0 2 4 6 8 10 12 14

Tengizchevroil Shareholders


LUKARCO B.V.
5%
ChevronTexaco
50%
Kazmunaigaz
20%
ExxonMobil
25%

Proven reserves of oil are 3.9 bln barrels, proven reserves of gas are 5.6 trln cubic feet. Field development was started in 1993.
LUKOIL became owner of a stake in Tengizchevroil in April 1997, buying the stake from Chevron with a proportional share of Tengizchevroil debt for $200 mln.

Tengizchevroil is currently planning various measures to increase oil production to 22 mln tons by 2006. These include injection of desulfurized gas (from 2004),) changeover to reinjection of raw gas (from 2005), and a second-generation project.

The gas injection projects are intended to increase oil yields and to dispose of sulfur gas and thus of sulfur. The second-generation project aims to increase production by 10 mln tons of oil per year, and will also involve construction of LNG facilities. Oil production at Tengiz should rise to 32 mln tons per year by 2010.

Caspian Pipeline Consortium (CPC)

The pipeline is 1,580 kilometers long and it connects Tengiz oil field with Novorossiysk. The first stage of the CPC with annual throughput capacity of about 28 mln tons of oil was put into operation at the end of 2001. Oil throughput may be increased to about 67 mln tons in the future.

Pumping of LUKOIL production from the Kumkol field in Kazakhstan through the CPC began in October 2003. The total volume of oil pumped through the CPC since its launch is 23 mln tons and throughput to export since the start of 2003 has been 13 mln tons.

CPC capacity


2014*
2012*
2009*
2006*
2003
2001
mln tons/year
0 10 20 30 40 50 60 70 80

* Forecast.

CPC shareholders


2% 2% 2% 2%
8%
23%
13%
7%
18%
15%
8%
Russian Federation
Republic of Kazakhstan
Chevron-Texaco
LUKOIL
ExxonMobil
Rosneft/Shell
Sultanate of Oman
Agip
Kazakhstan Pipeline Venture
BG Overseas Holding
Orix Caspian Pipeline

The project is important for both the Russian and the Kazakhstan governments. Russia stands to receive revenues of $23.3 bln from realization of the project, and Kazakhstan should receive $8.2 bln in the form of tax payments and other payments during the CPC exploitation period.

About 12% of all project investments are spent on measures to protect the environment.

CPC shareholders are: Chevron (15%), LUKOIL (12.5%), Rosneft/Shell (7.5%), Mobil (7.5%), Agip (2%), BG Overseas Holding Ltd. (2%), Kazakhstan Pipeline Venture LLC (1.75%), Oryx Caspian Pipeline LLC (1.75%), Russia (24%), Kazakhstan (19%), and Oman (7%).

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following represents management's analysis of the financial performance and condition of OAO LUKOIL and significant trends that may affect future performance. It should be read in conjunction with our US GAAP consolidated financial statements and notes and supplemental oil and gas disclosure.

References to "LUKOIL", "the Company", "the Group", "we" or "us" are references to OAO LUKOIL and its consolidated subsidiaries and associates. All dollar amounts are in millions of US dollars, unless otherwise indicated. Tonnes of crude oil produced are translated into barrels using conversion rates characterizing the density of oil from each of our oilfields. Tonnes of crude oil purchased as well as other operational indicators expressed in barrels or barrels per day are translated into barrels using an average conversion rate of 7.33 and billions of cubic feet into millions of oil equivalent barrels using a conversion rate of 0.167.

This report includes forward-looking statements - words such as "believes", "anticipates", "expects", "estimates", "intends", "plans", etc. - that reflect management's current estimates and beliefs, but are not guarantees of future results. Please see "Forward-looking statement" on page 111 for a discussion of some of the factors that could cause actual results to differ materially.

KEY FINANCIAL AND OPERATIONAL RESULTS

	2003	% change to 2003	2002	% change to 2001	2001
Net Income	**3,701**	**100.8%**	1,843	(12.6)%	2,109
Net income excluding cumulative effect of change in accounting principle, gain on sale of share in Azeri, Chirag, Guneshli in 2003, and excluding special items relating to tax claims made by the taxing authorities in respect of income and other taxes and pension adjustments made in 2002 and 2003 *	**2,386**	20.2%	1,985	(5.9)%	2,109
EBITDA	**5,630**	62.3%	3,468	(8.3)%	3,780
Earnings per share of common stock (US dollars)					
Basic earnings	**4.52**	100.0%	2.26	(15.7)%	2.68
Diluted earnings	**4.45**	96.9%	2.26	(15.0)%	2.66
Crude oil production (thousands of tonnes)	**76,072**	6.7%	71,275	1.5%	70,196
Refined products (thousands of tonnes)	**39,233**	0.0%	39,219	14.7%	34,189

*See detailed discussion on page 90.

Net income. In 2003 net income, including the cumulative effect of change in accounting principle, was $3,701 million, which is $1,858 million more than in 2002. Net income excluding the cumulative effect of change in accounting principle was $3,569 million, or $1,726 million higher than in 2002. Net income for 2003 includes a non-taxable gain on sale of our share in the Azeri, Chirag, Guneshli project in the amount of $1,130 million.

Net income for 2002 also includes special items relating to tax claims made by the taxing authorities in respect of income and other taxes amounting to $103 million. The Company agreed to settle these claims without prejudice. Excluding this tax charge and a pension adjustment net income for 2002 would have amounted to $1,985 million compared to $2,109 million in 2001.

SEGMENT INFORMATION

Our operations are divided into three main business segments:

- **Exploration and Production** – which includes our exploration, development and production operations relating to crude oil and natural gas. These activities are primarily located within Russia, with additional activities in Azerbaijan, Kazakhstan, the Middle East, Northern Africa and Colombia
- **Refining, Marketing and Distribution** – which includes marketing and trading of crude oil, natural gas and refined products, and refining and transport operations
- **Chemicals** – which include processing and selling of petrochemical products

Other businesses include banking and finance, construction and other activities. Each of our three main segments is dependent on the other, with a portion of the revenues of one segment being a part of the costs of the other. In particular, our Refining, Marketing and Distribution segment purchases crude oil from our Exploration and Production segment. The prices set for these purchases reflect a combination of factors, including our need for investment capital at different entities in the Exploration and Production segment, the rights of minority shareholders in those entities where minority interests remain and, to a more limited extent, market factors. Accordingly, an analysis of either of these segments on a stand-alone basis could give a misleading impression of that segment's underlying financial position and results of operations. For this reason, we do not analyze either of our main segments separately in the discussion that follows, but we do present the financial data for each in Note 23 to our consolidated financial statements. Due to the prices we set, we believe the profitability of our Exploration and Production segment may be understated and the profits of our Refining, Marketing and Distribution segment may be overstated in that presentation.

RECENT OPERATING DEVELOPMENTS

Our Board of directors approved the Company's development strategy where we set out targets for the next 10 years. According to this development strategy we plan to have 2.2 million barrels of crude oil production per day and 0.569 millions of oil equivalent barrels of natural gas production per day by 2013. This represents a 42% increase in crude oil production from 2002 level and almost a 10 times increase in gas production compared to 2002. We continued to use this strategy as a basis for business activities performed by the Group during 2003 and for our restructuring as discussed below.

Restructuring. In 2003 we continued implementing a restructuring plan designed to improve our operations and maximize shareholder value. The plan included undertaking the following measures in the near term: (i) increase exports of crude oil and refined products; (ii) accelerate the development of our most productive fields; (iii) shut-in low-producing wells; (iv) apply enhanced oil recovery technologies; (v) seek competitive bids for oilfield services; (vi) divest non-core businesses, including certain producing assets where we are not the operator, and reduce headcount; (vii) strengthen performance-related pay; and (viii) streamline our administration.

The following has been achieved to date:

- Our oil and refined products international sales in 2003 increased by 34.8% in terms of volumes while domestic sales volumes decreased by 3.6%, which added $4.0 billion to our revenues;

- 14 new oil fields were put on stream in 2003 (2002: 10 fields), which allowed us to increase production while also shutting in low production wells;

- 2,191 low production wells were shut in (2002: 1,138) and as a result of this measure and despite the real appreciation of the ruble against the US dollar of 20.2% our cost of oil production increased only on 0.4%, or to $2.61 per barrel, compared to $2.60 in 2002;

• We continued to construct our oil and refined products cargo terminal in Vysotsk that will allow us to increase the Company's export capacity. We believe that the first stage of the terminal will be put in operation in the second quarter of 2004. The terminal's initial capacity will reach 2.5-3 million tonnes of crude oil and refined products a year. Through this reloading and distribution terminal we will export light refined products to Western Europe and the United States. It is planned that the full capacity of 10.8 million tonnes will be reached in 2005. The total cost of the project is expected to be around $300 million. Originally we planned to launch the terminal in the fall of 2003, however due to some problems with support infrastructure, such as local railways network and power supply, the completion of the construction was delayed.

• We continue to prepare our drilling division for its sale outside of the Group. At the moment we have created a unified corporate structure of drilling division and separated non-core activities (preparation of workspace for the drilling, wells' development, general purpose transport services, etc.). Professional staff and equipment employed in these non-core activities were transferred to newly established service companies. The Company has received a number of offers for its drilling division, however, these offers did not satisfy the Company with prices and terms of providing the drilling services for the Group. As a result of negotiations with potential investors we understand that the volume of activity and wide geographical location of the LUKOIL-Burenie group limits LUKOIL-Burenie from its sale as a single entity. Currently we continue to negotiate with investors who confirmed their interest to buy the drilling division. LUKOIL plans to sell the non-core businesses of LUKOIL-Burenie at the best possible terms in order to maximize the value to the Company and its shareholders and, as well, improve efficiency of drilling and other services and reduction of corresponding costs.

• Other achievements are described in detail in other parts of this report.

Divestiture. On December 20, 2002, a Group company entered into a contract with INPEX Corporation, a Japanese company, to sell the Group company's 10% interest in the PSA operated by the Azerbaijan International Operating Company. The purpose of this PSA is to explore and develop the Azeri and Chirag fields and the deep-water portion of the Guneshli field in the Azeri sector of the Caspian Sea. The sale was completed on April 28, 2003 for net $1,337 million cash, resulting in the recognition of a net gain of $1,130 million.

Acquisitions in 2003. In line with our strategy we continued the further consolidation of the Group and acquisition of marketing and distribution companies outside of the Russian Federation:

• In November 2003, the Group acquired the remaining 49% of share capital of OOO Bovel for $49 million. The acquisition increased the Group's ownership stake in OOO Bovel to 100%. OOO Bovel is a Russian oil and gas exploration company operating predominantly within the Timano-Pechora region of Northern Russia.

• In November 2003, the Group acquired the remaining 40% of share capital of Yamalneftegazodobycha for $25 million. The acquisition increased the Group's ownership stake in Yamalneftegazodobycha to 100%. Yamalneftegazodobycha is a Russian oil and gas exploration company with significant proved undeveloped reserves predominantly within the Yamal-Nenetsky Autonomic District of Northern Russia.

• In November 2003, the Group acquired the remaining 40% of share capital of OAO Nakhodkaneftegaz for $45 million. The acquisition increased the Group's ownership stake in OAO Nakhodkaneftegaz to 100%. OAO Nakhodkeneftegaz is a Russian oil and gas exploration company with significant proved undeveloped reserves predominantly within the Yamal-Nenetsky Autonomous District of Northern Russia.

• In October 2003, the Group acquired 79.5% of the share capital of Beopetrol for 117 million EUR. Beopetrol is a marketing and distribution company operating in Serbia. Beopetrol owns and operates over 200 refueling stations and 8 refined product storage facilities. In 2002 Beopetrol's sales reached 390 thousand tonnes, which allows it to control approximately 20% of Serbian retail fuel market. Under the terms of the purchase agreement the Company is required to invest in Beopetrol 85 million EUR over the next three years.

- In September 2003, the Group acquired 100% of the share capital of MV Properties for $121 million. MV Properties is a marketing and distribution company operating in Romania. MV Properties owns and operates 75 refueling stations and 7 refined product storage facilities.

- In August 2003, the Group acquired 25.5% of share capital of AGD in exchange for its 13.6% investment in ZAO Rosshelf and 30% investment in OOO Polar Lights Company. The carrying value of these investments was approximately $40 million. The acquisition increased the Group's ownership stake in AGD to 99.7%. AGD is a Russian oil and gas exploration company operating predominantly within the Timano-Pechora region of Northern Russia. Proved reserves associated with the acquired interest were approximately 337 million barrels.

- In June 2003, the Group acquired the remaining 27% of shares in ZAO LUKOIL-Perm from a related party, which was controlled by certain members of the Group's management, for $398 million, thereby increasing the Group's ownership stake in ZAO LUKOIL-Perm to 100%. The amount of consideration was based on an independent valuation. ZAO LUKOIL-Perm is an exploration and production company operating in European Russia. Proved reserves associated with the acquired interest were approximately 423 million barrels. The Company has reregistered ZAO LUKOIL-Perm as OOO LUKOIL-Perm and merged OOO LUKOIL-Perm with its other subsidiary OOO Permneft in December 2003.

- In June 2003, the Group acquired 39.4% of the outstanding shares in OAO Tebukneft and 55.4% of the outstanding shares in OAO Ukhtaneft, thereby increasing the Group's ownership stake in these companies to 85% and 85.5%, respectively. The Group also acquired 77.4% of outstanding shares in ZAO RKM-Oil. The total cost of the interests acquired in these companies was $134 million. Prior to these acquisitions, OAO Tebukneft and OAO Ukhtaneft were recorded as associated companies using the equity method of accounting. In the second half of 2003, the Group acquired an additional 8.9% of the outstanding shares in OAO Tebukneft, 12.2% of the remaining share capital in OAO Ukhtaneft and 22.6% of outstanding shares in ZAO RKM-Oil, thereby increasing the Group's ownership stake in these companies to 93.9%, 97.7% and 100%, respectively. The total cost of the interests acquired in these companies was $27 million. OAO Tebukneft, OAO Ukhtaneft and ZAO RKM-Oil are exploration and production companies operating in the Komi Republic of the Russian Federation. The annual oil production of OAO Tebukneft, OAO Ukhtaneft and ZAO RKM-Oil is 1.5 million tonnes. At the time of acquisition in June 2003 OAO Tebukneft, OAO Ukhtaneft and ZAO RKM-Oil had total proved reserves of approximately 242 million barrels.

- In June 2003, the Group acquired an additional 21.5% of OAO Komineft for $63 million, thereby increasing the Group's share in this company to 91.5%. OAO Komineft is an exploration and production company operating mainly in the Komi Republic of the Russian Federation.

- In June 2003, the Group acquired 1.25% of ZAO LUKOIL-AIK for approximately $1 million, thereby increasing the Group's share in this company to 51%. Prior to this acquisition ZAO LUKOIL-AIK was recorded as an associated company using the equity method of accounting. ZAO LUKOIL-AIK is an exploration and production company operating in Western Siberia. During 2003, ZAO LUKOIL-AIK extracted 2.1 million tones of crude oil. At the time of acquisition ZAO LUKOIL-AIK had total proved oil reserves of approximately 171 million barrels.

- In April 2003, the Group acquired 80.8% of OAO Yaregskaya Nefte-Titanovaya Kompaniya ("YaNTK") for $240 million, thereby increasing the Group's share in this company to 98.8%. YaNTK is a company with substantial oil and titanium reserves operating in the Komi Republic of the Russian Federation. YaNTK has total proved oil reserves of approximately 133 million barrels.

Significant restrictions on Beopetrol's activity. Beopetrol carries out its activity within the bounds of significant restrictions imposed by the Serbian government. For example, the country's authorities ban import of refined products into the country. Refined products may be imported only after obtaining the government's permission to do so. This measure is taken in order to protect the state-owned oil refining and marketing companies against competition from foreign companies. Currently, Beopetrol's refueling network can be supplied by either purchasing refined products from third parties in Serbia, or refining the Company's oil at the Serbian state-owned "NIS Refinery". The volume of oil to be refined has to be agreed upon with the refinery beforehand. This situation will remain intact until privatization of the state-owned refinery. The Serbian government also sets upper limits of retail prices on refined products. Retail prices are periodically adjusted for inflation on a straight-line basis.

These restrictions affect the profitability of the Company's operations in Serbia and will continue until they are removed or changed by the Serbian government. However, the Company's plans in Serbia and financial projections indicate that the Company will generate sufficient future cash flows to fully recover its investments.

Acquisition in 2004. On January 26, 2004, a Group company entered into an agreement with ConocoPhillips to purchase 308 gas stations and contracts to supply petroleum products to an additional 471 gas stations in the Northeast of the United States of America for $270 million. The transaction was finalized in May 2004.

Capital commitment. In March 2004, a Group company entered into an agreement for exploration, development and production of non-associated gas and condensate in Saudi Arabia. In respect of this agreement, a Group company has minimum exploration commitments of $215 million over the next 5 years.

CHANGE IN ACCOUNTING PRINCIPLE

Effective January 1, 2003, the Group adopted SFAS No. 143 "Accounting for asset retirement obligations", which resulted in a cumulative-effect adjustment to increase net income by $132 million. The effect of adoption also included an increase of net property, plant and equipment of $330 million, minority interest of $12 million, non-current deferred income tax assets and liabilities of a net $46 million and the establishment of an additional asset retirement obligation of $140 million.

MAIN MACROECONOMIC FACTORS AFFECTING OUR RESULTS OF OPERATIONS

In addition to the factors that may affect the petroleum industry in general, our results of operations are also affected by certain factors specific to operating in the Russian Federation.

The price of crude oil and refined products

The price at which we can sell crude oil and refined products is the primary driver of our revenues. Slow demand due to the global economic slowdown and concern over worldwide production and storage levels contributed to a decline in crude prices beginning from the third quarter of 2001. However, following a decrease of crude oil production as a result of both OPEC decision to maintain oil price between $22-$28 per barrel and due to strikes in some large oil exporting countries led crude prices to rise from the second quarter of 2002. In 2003 crude oil prices were steadily high.

Substantially all of the crude oil that we export is Urals blend. The following table shows the yearly average crude oil export prices for 2001, 2002 and 2003 and refined product prices based on Northern Europe averages:

	2003	% change to 2002	2002	% change to 2001	2001
	(in US Dollars per barrel, except for percentage data)				
Brent crude oil	**28.71**	14.9%	24.98	2.1%	24.46
Urals crude oil (CIF Mediterenean) *	**27.03**	14.1%	23.68	3.0%	22.99
	(in US Dollars per metric tonne, except for percentage data)				
Fuel oil 3.5% (FOB Rotterdam)	**148.37**	15.0%	128.89	16.2%	110.93
Diesel fuel (FOB Rotterdam)	**253.53**	21.4%	208.84	(4.8)%	219.30
High-octane gasoline (FOB Rotterdam)	**296.13**	21.6%	243.62	(1.4)%	247.09

Sources: Platts and Kortes

* The Company sells crude oil on foreign markets on various delivery terms. Thus the average realized sale price of oil on international markets differs from the average price of Urals crude (CIF Mediterranean).

Domestic crude oil prices

Crude oil prices in Russia have remained below world levels primarily due to constraints on the ability of Russian oil companies to export their crude oil, which has led to large regional surpluses in Russia, increased domestic supplies and reduced domestic prices. We also bear Russian transportation costs on all of our export sales and most of our domestic sales. Transportation costs vary widely depending on the origin and destination of the crude oil.

Because substantially all crude oil is produced in Russia by vertically integrated oil companies such as ours, there is no concept of a benchmark domestic market price for crude oil. Most transactions are between affiliated entities with little regard to market considerations. There is also a market within Russia for residual crude oil that is produced but not refined or exported by one of the vertically integrated oil companies. Prices for this oil are generally determined on a transaction-by-transaction basis against a background of world market prices, but with no direct reference or correlation. At any time there may exist significant price differences between regions for similar quality crude oil as a result of the regional imbalances referred to above and competitive and economic conditions in those regions.

Domestic refined product prices

Domestic prices for refined products are determined to some extent by world market prices, but they are also directly affected by local demand, competition and prices imposed on government-directed sales. The portion of our domestic refined product sales in 2003 was 20.8% (2002: 24.4%) of total tonnes sold, but 15.6% of our total sales revenue (2002: 18.8%).

Access to markets

The Russian Government places restrictions on access to the Transneft crude oil export pipeline network, which limits our ability to export via this method. The principal reasons for this are:

- a need to ensure that sufficient oil remains in Russia to meet domestic requirements, including supplies to various government controlled or strategically important institutions across the Russian Federation; and

- capacity constraints of the crude oil pipeline network.

Access to the crude oil export pipeline network is allocated quarterly, based on recent volumes produced and delivered through the pipeline and proposed export destinations, and allocations are typically in the region of 30% of production. Additional access to international markets bypassing Transneft export routes is obtained through rail transport or by tankers. In 2003 the Company exported 7.1% of oil produced (5,367 thousand tones) by means other than Transneft, including through its own export infrastructure. By these methods we were able to export crude oil produced in Yamal-Nenetsky Autonomous District and Kaliningrad Region.

During 2003 the total volume of production sold to international markets increased by 34.8% compared to 2002.

Up to 2003 the Government gave companies the ability to increase export pipeline allocations under arrangements whereby oil companies provided crude oil or refined products to organisations participating in government construction and improvement projects in return for additional export pipeline access. Beginning from 2003 such arrangements were ceased.

The U.S. dollar-ruble exchange rate and inflation

A substantial part of our revenues are either denominated in US dollars or are correlated to some extent with US dollar crude oil prices, while most of our costs in the Russian Federation are settled in Russian rubles. Therefore, the movements of the ruble inflation and exchange rates can significantly affect the results of our operations. In particular, our operating margins are generally adversely affected by the real appreciation of the ruble against the US dollar, because this will generally cause our costs to increase in real terms relative to our revenues. It should be noted that in contrast to previous periods, during 2003 this process was exacerbated by the fact that inflation was accompanied by an increase (rather than a decline) in the exchange rate of the ruble to the US dollar.

The following table gives data on inflation in Russia, the nominal change in the ruble–dollar exchange rate, and the level of real appreciation

	2003	2002	2001
Ruble inflation (CPI)	12.0%	15.1%	18.8%
Nominal devaluation (RUR v. U.S.$)	(7.3)%	5.5%	7.0%
Real appreciation (RUR v. U.S.$)	20.2%	9.1%	11.0%
Average exchange rate for the period (ruble to US dollar)	30.69	31.35	29.17
Exchange rate at the end of the period (ruble to US dollar)	29.45	31.78	30.14

Tax burden

Given the relative size of our activities in Russia, our tax profile is largely determined by the taxes payable in Russia (based on records maintained under Russian legislation – not US GAAP). For 2003, 2002 and 2001 the tax charge on the Russian part of our operations was more than 80% of our total tax charge.

In addition to profits tax, we are subject to a number of other taxes in Russia, many of which are based on revenue or volumetric measures. Taxes to which we are subject include:

- extraction tax;
- excise and export tariffs;
- property tax;
- social taxes;
- sales tax and VAT;
- other local and regional taxes

The effective rates of total taxes and tariffs (total taxes, including income taxes, taxes other than on income and excise and export tariffs, divided by income before taxes and tariffs) for 2003, 2002 and 2001, respectively, were 64%, 72% and 60%.

The measures that we use for tax planning and management strategies have been based on our understanding of tax legislation existing at the time of implementation of these measures. We are subject to tax authority audits on an ongoing basis, as is normal in the Russian environment, and, at times, the authorities have attempted to impose significant additional taxes on us. We believe that we have adequately met and provided for tax liabilities based on our interpretation of existing tax legislation. However, the relevant authorities may have differing interpretations and the effects could be significant.

		2003 *	% change to 2002	2002 *	% change to 2001	2001 *
Export tariffs on crude oil	$/tonne	30.40	59.3%	19.08	(27.3)%	26.25
Export tariffs on oil products						
Light distillates (gasoline), middle distillates (jet fuel), diesel fuel and gasoils	$/tonne	27.36	(3.7)%	28.40	(18.7)%	34.94
Liquid fuels (fuel oil)	$/tonne	27.36	91.3%	14.30	(35.2)%	22.06
Excise on oil products						
High-octane gasoline	RUR/tonne	3,000.00	44.8%	2,072.00	12.0%	1,850.00
Low-octane gasoline	RUR/tonne	2,190.00	44.8%	1,512.00	12.0%	1,350.00
Diesel fuel	RUR/tonne	890.00	44.5%	616.00	12.0%	550.00
Motor oils	RUR/tonne	2,440.00	45.2%	1,680.00	12.0%	1,500.00
Mineral extraction tax	RUR/tonne	801.44	20.1%	667.12	–	n/a **

* average values

** unified mineral extraction tax was introduced in January 1, 2002, and replaces royalty tax, mineral replacement tax and excise on crude oil sales (see also "Taxes other than income taxes" and "Excise and export tariffs" on pages 96 and 97 respectively)

The rates of several taxes increased significantly compared to 2002. For instance, the average rate of export tariffs on crude oil increased by 59.3% compared to 2002 and amounted to $30.40 per tonne. At the same time the export tariffs on gasoline, jet fuel, diesel fuel and gasoils decreased by 3.7%. The export tariff on fuel oil increased by 91.3%. Excises on oil products increased by 44.8%.

The mineral extraction tax rate increased by 20.1% compared to 2002 due to growth of international oil prices.

The mineral extraction tax rate is determined as follows. The base rate is set at 340 Rubles ($11.5 using the year end exchange rate) per metric tonne extracted and is adjusted with reference to the international market price of the Urals blend and the Ruble exchange rate. The tax rate is zero when the average Urals international market price for a tax period is less than or equal to $8.00 per barrel. Each $1.00 per barrel increase in the international Urals price over the stated limit ($8.00 per barrel) effectively results in an increase of the tax rate by $1.35 per tonne extracted (or 18.41 cents per barrel extracted using a conversion factor of 7.33).

Crude oil and refined products export duties also depend on the international market price of the Urals blend. The duties' rates are zero when the average Urals international market price is less than or equal to approximately $15.00 per barrel ($109.50 per metric tonne). If the Urals price is in a layer between $15.00 and $25.00 per barrel ($182.50 per metric tonne), each $1.00 per barrel increase in the Urals price over the layer's lower bound results in an increase of the crude oil export duty rate by $0.35 per barrel exported. If the Urals price is above $25.00 per barrel, each $1.00 dollar per barrel increase in the Urals price over this limit results in the increase of the crude oil export duty rate by $0.40 per barrel exported.

Effective from January 1, 2003, the maximum export duty rates on export of refined products shall not exceed 90% of the crude oil export duty rate stated for the respective period. Crude oil and refined products exported to CIS countries, other than Ukraine, are not subject to export duties.

Recent amendments to Russian tax legislation

Effective from January 1, 2004, the mineral extraction tax base rate is set at 347 Rubles per metric tonne extracted, or 2.0% higher than in 2003. Hence, each $1.00 per barrel increase in the international Urals price over the stated limit ($8.00 per barrel) will effectively result in an increase of the tax rate by $1.38 per tonne extracted (or 18.79 cents per barrel extracted using a conversion factor of 7.33).

If the Urals blend price in 2004 remains on the same level as in 2003, the increase of the mineral extraction tax base rate by 2.0% will result in increase of our the mineral extraction tax expenses by approximately $40 million.

Effective from January 1, 2004, excise tax rates in Russia were increased by approximately 12% and set at the following level:

		Effective from January 1, 2004
Excise on oil products		
High-octane gasoline	RUR/tonne	3,360.00
Low-octane gasoline	RUR/tonne	2,460.00
Diesel fuel	RUR/tonne	1,000.00
Motor oils	RUR/tonne	2,732.00

Special items. Our effective income tax rate in 2002 increased as a result of settlement of claims with tax authorities in respect to income tax and other tax relief received in 2001. The Company agreed to settle these claims without prejudice and recorded a provision of $103 million in 2002. Management does not expect any further claims from tax authorities related to tax relief received in prior periods.

During 2002 we recorded a total pension expense of $82 million, including $39 million related to adjustments of pension liabilities as a result of revision of some underlying actuarial assumptions.

In December 2003 we took the decision to replace the Group's existing defined benefit pension plan with a new plan. The new plan is principally a defined contribution plan. This resulted in the recognition of a curtailment gain of $53 million.

Net income for 2003 includes the non-taxable gain from sale of interest in the Azeri, Chirag, Guneshli project of $1,130 million.

Year ended December 31, 2003 compared to year ended December 31, 2002

Sales revenues

Sales breakdown	2003		2002	
		(millions of US dollars)		
Crude oil				
Export and sales on international markets other than CIS	6,411	29.0%	4,171	27.2%
Export and sales to CIS	433	2.0%	165	1.1%
Domestic sales	374	1.7%	469	3.1%
	7,218	**32.7%**	**4,805**	**31.4%**
Oil products				
Export and sales on international markets	9,480	42.9%	6,225	40.6%
Domestic sales	3,450	15.6%	2,883	18.8%
	12,930	**58.5%**	**9,108**	**59.4%**
Petrochemicals				
Export and sales on international markets	671	3.0%	392	2.6%
Domestic sales	251	1.1%	134	0.9%
	922	**4.1%**	**526**	**3.4%**
Other	**1,048**	**4.7%**	**895**	**5.8%**
Total sales	**22,118**	**100.0%**	**15,334**	**100.0%**

Sales volumes	2003		2002	
		(thousands of barrels)		
Crude oil				
Export and sales on international markets other than CIS	246,889		183,826	
Export and sales to CIS	29,826		13,722	
Domestic sales	43,826		56,618	
Crude oil		*(thousands of tonnes)*		
Export and sales on international markets other than CIS	33,682	34.3%	25,079	31.1%
Export and sales to CIS	4,069	4.1%	1,872	2.3%
Domestic sales	5,979	6.1%	7,724	9.6%
	43,730	**44.5%**	**34,675**	**43.0%**
Oil products		*(thousands of tonnes)*		
Export and sales on international markets	33,995	34.7%	26,284	32.6%
Domestic sales	20,473	20.8%	19,727	24.4%
	54,468	**55.5%**	**46,011**	**57.0%**
Total sales volume of crude oil and refined products	***98,198***	***100.0%***	***80,686***	***100.0%***

RESULTS OF OPERATIONS

The table below details certain income and expense items from our consolidated statements of income for the periods indicated. All items are presented in millions of US dollars, except for earnings per share data and the items expressed as a percentage of revenues.

	2003		2002		2001	
Revenues						
Sales (including excise and export tariffs)	22,118	99.2%	15,334	99.3%	13,426	99.0%
Equity share in income of affiliates	181	0.8%	115	0.7%	136	1.0%
Total revenues	**22,299**	**100.0%**	**15,449**	**100.0%**	**13,562**	**100.0%**
Costs and other deductions						
Operating expenses	(2,546)	(11.4)%	(2,403)	(15.6)%	(2,584)	(19.1)%
Costs of purchased crude oil and petroleum products	(5,909)	(26.5)%	(2,693)	(17.4)%	(2,087)	(15.4)%
Transportation expenses	(2,052)	(9.2)%	(1,414)	(9.2)%	(919)	(6.8)%
Selling, general and administrative expenses	(1,800)	(8.1)%	(1,313)	(8.5)%	(1,375)	(10.1)%
Depreciation, depletion and amortization	(920)	(4.1)%	(824)	(5.3)%	(886)	(6.5)%
Taxes other than income taxes	(2,456)	(11.0)%	(1,972)	(12.8)%	(1,010)	(7.4)%
Excise and export tariffs	(2,954)	(13.3)%	(1,996)	(12.9)%	(1,456)	(10.7)%
Exploration expense	(136)	(0.6)%	(89)	(0.6)%	(144)	(1.1)%
Gain from sale of interest in Azeri, Chirag, Guneshli	1,130	5.1%	–	–	–	–
Loss on disposal and impairment of assets	(69)	(0.3)%	(83)	(0.5)%	(153)	(1.1)%
Income from operating activities	**4,587**	**20.6%**	**2,662**	**17.2%**	**2,948**	**21.7%**
Interest expense	(273)	(1.2)%	(222)	(1.4)%	(257)	(1.9)%
Interest and dividend income	139	0.6%	160	1.0%	146	1.1%
Currency translation gain (loss)	148	0.7%	40	0.3%	(33)	(0.2)%
Other non-operating income	11	0.0%	11	0.1%	31	0.2%
Minority interest	(36)	(0.2)%	(69)	(0.5)%	(52)	(0.4)%
Income before income taxes	**4,576**	**20.5%**	**2,582**	**16.7%**	**2,783**	**20.5%**
Current income taxes	(939)	(4.2)%	(834)	(5.4)%	(861)	(6.3)%
Deferred income tax benefit	(68)	(0.3)%	95	0.6%	187	1.4%
Total income tax expense	**(1,007)**	**(4.5)%**	**(739)**	**(4.8)%**	**(674)**	**(4.9)%**
Income before cumulative effect of change in accounting principle	**3,569**	**16.0%**	**1,843**	**11.9%**	**2,109**	**15.6%**
Cumulative effect of change in accounting principle, net of tax	**132**	**0.6%**	–	–	–	–
Net income	**3,701**	**16.6%**	**1,843**	**11.9%**	**2,109**	**15.6%**
Basic earnings per share of common stock (in USD)	4.52		2.26		2.68	
Diluted earnings per share of common stock (in USD)	4.45		2.26		2.66	
Exclusion of special items:						
Cumulative effect of change in accounting principle, net of tax	(132)	(0.6)%	–	–	–	–
Gain from sale of interest in Azeri Chirag Guneshli	(1,130)	(5.1)%	–	–	–	–
Charges for settlement of tax claims	–	–	103	0.7%	–	–
Pension curtailment	(53)	(0.2)%	39	0.3%	–	–
Net income excluding special items	**2,386**	**10.7%**	**1,985**	**12.9%**	**2,109**	**15.6%**

The analysis of the main financial indicators of the financial statements is provided below.

Realized average sales prices	2003		2002	
	($/barrel)	($/tonne)	($/barrel)	($/tonne)
Average realized price international				
Oil (excluding CIS)	25.97	190.35	22.69	166.33
Oil (CIS)	14.50	106.25	12.00	87.97
Refined products		278.87		236.85
Average realized price within Russia				
Oil	8.53	62.54	8.28	60.72
Refined products		168.50		146.14

In 2003 sales revenue increased by $6,784 million, or 44.2%, compared to 2002.

The total volume of crude oil and refined products sold amounted to 98.2 million tonnes, which is 21.7% more than in 2002. Our revenues from crude oil sales increased by $2,413 million, or 50.2%. Our sales of refined products increased by $3,822 million, or 42.0%.

Sales of crude oil and refined products on the international market, including the CIS, accounted for 73.1% of total sales in 2003, compared to 66.0% in 2002.

The increase in sales was principally due to the following:

- increase in crude oil prices and refined products prices compared to 2002 (e.g. price increase on Urals crude (CIF Med) on international markets was 14.1%, light distillates – more than 20.0%, fuel oil – 15.0%)
- increase in volumes exported from Russia (export of crude oil increased by 24.5%; export of refined products decreased by 1.1% due to growth of own consumption)
- increase in total volume of oil production to 76.1 million tonnes
- increase in marketing activities

Increase in export and refining due to reduction in sales of crude oil on the domestic market

In 2003 the Company increased volumes exported by domestic producers by 53.7 million barrels as compared to 2002. In particular this change was caused by a decrease of sales of crude oil on the domestic market compared to the previous year by 12.8 million barrels, or 22.6%.

Production volumes of refined products remained the same compared to 2002 at 39.2 million tonnes. Information about production of refined products in the Russian Federation and internationally is presented below:

	2003	% change to 2002	2002
		(thousands of tonnes)	
Russian Federation	**32,444**	0.4%	32,325
International	**6,789**	(1.5)%	6,894
	39,233	0.0%	39,219

The increase in export sales, along with an increase in the average realized export price of crude oil on international markets (other than CIS) from $22.69 per barrel in 2002 to $25.97 per barrel in 2003 as well as an increase in the average realized price on CIS markets from $12.00 per barrel to $14.50 per barrel, allowed us to obtain an additional $1.2 billion in revenues.

Change in share of refined products in total sales volumes

Sales of refined products made up 55.5% of our total sales compared to 57.0% in 2002.

The average realized price on refined products outside Russia increased by $42.02 per tonne, or 17.7%. Volumes of refined products sold outside Russia increased by 7,711 thousand tonnes, or 29.3%. As a result our revenues from sales of refined products outside Russia increased by $3,255 million, or 52.3%.

The Company's revenues from refined product sales outside Russia in 2003 include revenues from retail sales of $2,323 million. Refined products sold at retail amounted to 3,926 thousand tonnes; the average realized price was $591.78 per tonne.

The average realized price on refined products sold within Russia increased by $22.36 per tonne, or 15.3%. Domestic refined products sales increased by 746 thousand tonnes, or 3.8%. As a result our revenues from sales of refined products on the domestic market increased by $567 million, or 19.7%.

The Company's revenues from refined product sales on the domestic market in 2003 include revenues from retail sales of $787 million. Refined products sold at retail amounted to 2,315 thousand tonnes; the average realized price was $340.08 per tonne.

Increase in total volume of production

In line with our long term strategy we increased our total daily oil production (including the Company's share in equity associates, but excluding our share in Azeri, Chirag, Guneshli in 2002) by 5.5% and produced 591,966 thousand barrels (80,232 thousand tonnes).

	2003	2002	Change, %
Daily production of crude oil, including Company's share in equity associates (thousand barrels per day)	**1,622**	1,545	5.0%
Daily production of crude oil, including Company's share in equity associates, but excluding our share in Azeri, Chirag, Guneshli (thousand barrels per day)	**1,622**	1,538	5.5%
Daily production of gas, including Company's share in Equity associates (million of cubic feet per day)	**364**	345	5.5%
Company's refineries throughput (thousand barrels per day)*	**845**	842	0.4%

* including refining at OAO LUKOIL-Nizhegorodnefteorgsyntez in 2002.

The main oil production region of the Company remains Western Siberia. In the oil fields of Western Siberia the Company produced 67.4% of its total production of crude oil in 2003 (66.8% in 2002). The increased production in Western Siberia of 7.7% is a result of both acquisitions by the Group of new oil producing companies (primarily additional interest in LUKOIL-AIK), and improvement and optimization of oil production methods. The organic growth of the oil production resulted from these improvements was 3.8%. The increase of production in the Komi Republic of 12.0% primarily resulted from the consolidation of our oil production companies (see section "Acquisitions in 2003" on page 83). Commencement of oil production in new oil fields in Yamal-Nenetsky Autonomous District led to an increase of oil production in this region of Russia more than 1.9 times compared to 2002.

	2003	% change to 2002	2002
	(thousands of tonnes)		(thousands of tonnes)
Western Siberia	51,244	7.7%	47,577
Komi Republic	8,626	12.0%	7,700
Ural region	9,949	1.0%	9,850
Volga region	2,977	(1.3)%	3,016
Timano-Pechora (Yamal-Nenetsky Autonomous District)	956	93.4%	494
Other in Russia	1,240	3.7%	1,196
Crude oil production in Russia	**74,992**	7.4%	69,833
Crude oil produced internationally	**1,080**	(25.1)%	1,442
	76,072	6.7%	71,275

Attributes of 2003 production growth	**2003**
	(thousands of tonnes)
2002 crude oil production.	71,275
Effect of changes in the Group's structure	2,295
Organic growth of production	2,502
2003 crude oil production	***76,072***

Increase in sales of petrochemical products

Revenues from sales of petrochemical products increased by $396 million, or 75.3%, mainly as a result of an increase in sales volumes due to the acquisition of the LUKOR petrochemical plant in the third quarter of 2002 and an increase in average realized prices in 2003 compared to 2002. The increase in the output of petrochemical products at LUKOR in 2003 led to a revenue increase from sales of petrochemical products of $70 million.

Increase in sales of other products

Other sales increased by $153 million or 17.2% as a result of sales of other products produced by the Company, and also increased activity in providing services to third parties such as transportation and construction.

Increase in marketing activities

In line with our strategy, during 2003 the Group continued penetration into new international markets and development of the LUKOIL brand name around the world. We significantly expanded our marketing activities in developed markets. In particular, the Group commenced marketing and trading on different markets in Western Europe, South-East Asia, Northern and Central America. The total volume of refined products, which were purchased from third parties for resale, was 7.4 million tonnes or $1,533 million.

In addition, the Group purchased refined products in the USA in order to supply its retail sales chain. Total volume of refined products purchased in this activity from third parties during 2003 was 3.1 million tonnes or $1,068 million.

Increase in the equity share in income of affiliates

Our share in the income of affiliates was $181 million. This is $66 million higher than in the previous reporting period. This increase was mainly resulted from significant profits generated by our exploration and production affiliates in 2003 as result of the growth of international markets prices for crude oil.

Operating expenses

Operating expenses include the following types of costs:

	2003	2002
	(millions of US dollars)	
Extraction expenses	1,458	1,355
Refining expenses	479	417
Processing costs at associated refineries	–	131
Petrochemical expenses	149	115
Other operating expenses	460	385
Total operating expenses	**2,546**	**2,403**
Costs of purchased crude oil and petroleum products	**5,909**	**2,693**

Compared to 2002, operating expenses increased by $143 million, or 6.0%. Costs of purchased crude oil and petroleum products increased by $3,216 million, or 119.4%, compared to 2002 primarily as a result of increase in volumes of crude oil and petroleum products purchased for resale.

During the preparation of the annual financial statements for the period ended December 31, 2003, the Company enhanced its accounting information gathering and processing procedures. It allowed us to classify certain revenues and expenses arising out of transactions with third parties more punctually than was done in the interim financial statements. Changes in classification we made do not have an effect on net income or income from operating activities of the Company for either the whole period ended December 31, 2003, or for any interim period. These changes have an effect on presentation of other revenues and other operating expenses in the financial statements.

The following table summarizes our oil production and refining data, and also data on purchased oil and oil products.

	2003		2002	
	(thousands barrels)	*(thousands tonnes)*	*(thousands barrels)*	*(thousands tonnes)*
Crude oil produced by consolidated subsidiaries	560,869	76,072	522,446	71,275
Crude oil purchased	93,714	12,785	60,736	8,286
Gas produced	20,708		19,873	
Refined products produced at Group refineries		39,233		33,652
Refined products produced at associated refinery (LUKOIL-Nizhegorodnefteorgsintez)		–		5,567
Refined products purchased		15,795		7,399

Our extraction expenses include expenditures related to current and overhaul repairs of extraction equipment, labor costs, expenses of artificial stimulation of reservoirs, fuel and electricity costs and other similar costs.

Expenses of the Company's production enterprises related to the sale of services and goods (such as electricity, heat, etc.) that do not relate to core activities have been excluded from extraction expenses and are included in other operating costs.

Despite a 20.2% real ruble appreciation during the 2003, our average extraction cost per barrel increased slightly from $2.60 to $2.61 per barrel (average extraction cost calculated using an average tonnes to barrels conversion rate of 7.33). The increase in total extraction expenses resulted from an increase in volumes of oil produced by our subsidiaries from 71.3 million tonnes 2002 to 76.1 million tonnes in 2003. Total extraction expenses rose by $103 million, or 7.6%, as compared to the previous year.

Refining expenses at our refineries increased by $62 million, or 14.9%, in 2003 compared to 2003. This was primarily a result of refining expenses at the LUKOIL-Nizhegorodnefteorgsintez refinery being included in the Company's total refining expenses starting from August 2002, when it became a consolidated subsidiary. Prior to this period processing fees at LUKOIL-Nizhegorodnefteorgsintez were accounted for as processing costs at an associated refinery. Expenses of LUKOIL-Nizhegorodnefteorgsintez in 2003 were $66 million, while in the same period of the previous year these expenses amounted to $18 million.

In addition, refining expenses of our international refineries increased by 9.2%, or $12 million. This was primarily caused by an appreciation in the exchange rate of Bulgarian lev to the US dollars. The exchange rate of Bulgarian lev is pegged to the Euro and as such is appreciated in line with the Euro-US dollar movement in 2003 (20.3%).

Operating expenses of petrochemical companies increased by $34 million, or 29.6%, compared to 2002. The increase resulted from the acquisition of the LUKOR petrochemical plant in the third quarter of 2002. The operating expenses of the LUKOR refinery for the first half of 2003 were $30 million.

Other operating expenses include the costs of other services provided and goods not related to primary activities (such as electricity, heat, etc.) sold by our production companies, and operating expenses of other non-core businesses of the Group. Other operating expenses also include costs associated with the delivery of crude oil from the Group's exploration and production entities to the Group's refineries, as well as the amount of the change in crude oil and refined products inventory at the Group's marketing entities. Other operating expenses increased by $75 million, or 19.5%, as compared to 2002 in particular as a result of increase in other sales, increase in delivery costs and change in crude oil and refined products inventory during 2003.

Other operating expenses also include pension expense (income). During 2002 we recorded a pension expense of $82 million as a part of other operating expenses. As a result of revision of underlying actuarial assumptions regarding our pension liabilities and curtailment gain in 2003, we recorded an income of $6 million to other operating expense from reduction of such liabilities.

Costs of purchased crude oil and petroleum products increased by $3,216 million, or 119.4%, in comparison with the prior period primarily due to a significant increase in volumes purchased (crude oil by 33.0 million barrels, refined products by 8.4 million tonnes) and an increase in purchase prices.

Transportation expenses

The increase in the total volume of sales and the change in their structure led to an increase in transportation expenses. However, the main factor in the increase of $638 million, or 45.1%, in these expenses compared to 2002 was the increase in the transportation tariffs and increase of transportation of crude oil and oil products by sea, railway and river transport.

During 2003, transportation tariffs increased as follows: pipeline transport – 19.0%, sea shipping – 50.5% (weighted average by volumes transported to different locations), railway transport – 20.2%. At the same time the volume of goods transported by sea tankers decreased by 3%.

Selling, general and administrative expenses

Our other selling, general and administrative expenses increased by $487 million, or 37.1%, in comparison with 2002. The above-mentioned expenses include general business expenses, payroll costs (excluding extraction entities' and refineries' production staff cost), insurance costs, costs of maintenance of social infrastructure, movement in bad debt provision and other expenses.

The increase in other selling, general and administrative expenses was primarily a result of 20.2% real appreciation of the ruble during 2003. Also, the Company accrued compensation to management of approximately $26 million in relation to a stock appreciation rights compensation program. In addition, the movement in bad debt provision had an effect on selling, general and administrative expenses for the periods under consideration. For the year 2002 our bad debt provision decreased by $12 million thus decreasing general expenses, while for the year 2003 our bad debt provision increased by $79 million.

Depreciation, depletion and amortization

Depreciation, depletion and amortization expenses include depletion of assets fundamental to production, depreciation of other productive and non-productive assets and certain intangible assets and provision for abandonment and site restoration costs during 2002. Our depreciation, depletion and amortization expenses increased by $96 million, or 11.7%, in comparison to 2002. This increase is a result of implementation by the Company the capital expenditure program and corresponding growth of depreciable assets, but this increase is partly compensated by upward revisions of the Company's proved reserves and, consequently, an increase in estimated useful economic life of fixed assets.

Taxes other than income taxes

Taxes other than income taxes include extraction tax, road user's tax, property tax and social taxes.

	2003		2002	
	in Russia	International	in Russia	International
	(millions of US dollars)			
Extraction tax	1,966	–	1,472	–
Social security taxes and contributions	235	21	191	7
Road taxes	–	–	126	–
Property tax	123	16	89	12
Other taxes	59	36	48	27
	2,383	**73**	**1,926**	**46**
Total		**2,456**		**1,972**

The increase in taxes other than income taxes resulted primarily from a $494 million increase in mineral extraction tax, which is linked to international crude oil prices. The $58 million increase in social taxes and contributions was compensated by the abolition of road taxes from January 1, 2003.

Excise and export tariffs

Our excise and export tariffs include duties on sales of refined products and export tariffs on export of crude oil and refined products. Excise and export tariffs increased by $958 million, or 48.0%, compared to the previous reporting period. The increase in export tariff expenses resulted from the increase in export tariff rates and also an increase in volumes exported. The increase in international excise taxes on refined products resulted from an increase in excise taxes and fuel sales taxes and from an increase in volumes of products sold across our international group as well as the increase in our refining.

Effective January 1, 2003, domestic tax legislation was amended in terms of payment of excises on refined products. Starting January 1, 2003, excises are paid by our marketing companies if they sell refined products to the end customer. If refined products are sold to another retailer or a wholesaler, the seller is not subject to excise if certain conditions set by legislation are met. During 2003 domestic excise rates rose by more than 44.8% as compared to 2002.

	2003		2002	
	in Russia	International	in Russia	International
	(millions of US dollars)			
Excise tax and sales taxes on refined products	449	1,106	387	811
Export tariffs	1,392	7	796	2
	1,841	**1,113**	**1,183**	**813**
Total		**2,954**		**1,996**

Exploration expenses

The costs we incur in our exploratory drilling efforts are capitalized to the extent that our exploration efforts are successful and otherwise are charged to expenses of the current period. During 2003, the amount charged to exploration expense increased in comparison to 2002 by $47 million.

Loss on disposal and impairment of assets

Loss on disposal and impairment of assets in 2003 was $69 million (excluding gain on sale of interest in Azeri, Chirag, Guneshli) compared to $83 million in 2002.

Interest expense

Interest expense in 2003 increased by $51 million, or 23.0%, compared to 2002 primarily due to an increase in the Group's level of debt, including balances of customers' deposits at the Group's banks. As of December 31, 2002, the Group's total debt was $4,193 million, including customers' deposits of $755 million. By December 31, 2003, the Group's total debt increased to $4,811 million, including customers' deposits of $1,007 million. Also, in 2003 1% convertible US Dollar bonds with carrying value of $455 million as of December 31, 2002, have matured.

Income taxes

Our total income tax expense increased by $268 million, or 36.3%, compared to 2002 while our income before income tax increased by $1,994 million, or 77.2% (excluding gain on sale of interest in Azeri, Chirag, Guneshli, by $864 million, or 33.5%).

Our effective tax rate in 2003, excluding the effect of gain on sale of interest in Azeri, Chirag, Guneshli, was 29.2% (in 2002 it was 28.6%), which is higher than the maximum statutory rate for the Russian Federation (24%). This is attributable to the fact that some costs incurred during the year were not tax deductible or only deductible to a certain limit.

Reconciliation of income before income tax to EBITDA (earnings before interest, taxes, depreciation and amortization)

	2003	2002
	(millions of US dollars)	
Income before income taxes	**4,576**	**2,582**
Add back:		
Depreciation and amortization	920	824
Interest expense	273	222
Interest and dividend income	(139)	(160)
EBITDA	**5,630**	**3,468**

Year ended December 31, 2002 compared to year ended December 31, 2001

Sales revenues

Sales breakdown	2002		2001	
	(millions of US dollars)			
Crude oil				
Export and sales on international markets	4,336	28.3%	3,951	29.4%
Domestic sales	469	3.1%	992	7.4%
	4,805	**31.4%**	**4,943**	**36.8%**
Oil products				
Export and sales on international markets	6,225	40.6%	4,690	34.9%
Domestic sales	2,883	18.8%	2,595	19.3%
	9,108	**59.4%**	**7,285**	**54.2%**
Petrochemicals				
Export and sales on international markets	392	2.6%	334	2.5%
Domestic sales	134	0.9%	159	1.2%
	526	**3.4%**	**493**	**3.7%**
Other	**895**	**5.8%**	**705**	**5.3%**
Total sales	**15,334**	**100.0%**	**13,426**	**100.0%**

Sales volumes	2002		2001	
	(thousands of barrels)			
Crude oil				
Export and sales on international markets	197,548		187,024	
Domestic sales	56,618		91,582	
Crude oil	(thousands of tonnes)			
Export and sales on international markets	26,951	33.4%	25,515	33.2%
Domestic sales	7,724	9.6%	12,494	16.2%
	34,675	**43.0%**	**38,009**	**49.4%**
Oil products	(thousands of tonnes)			
Export and sales on international markets	26,284	32.6%	20,725	26.9%
Domestic sales	19,727	24.4%	18,281	23.7%
	46,011	**57.0%**	**39,006**	**50.6%**
Total sales volume of crude oil and refined products	**80,686**	**100.0%**	**77,015**	**100.0%**

Realized average sales prices

	2002		2001	
	($/barrel)	($/tonne)	($/barrel)	($/tonne)
Average realized price international				
Oil	21.95	160.88	21.13	154.85
Refined products		236.85		226.30
Average realized price within Russia				
Oil	8.28	60.72	10.83	79.40
Refined products		146.14		141.95

Our sales increased by $1,908 million, or 14.2%, from 2001 to 2002, primarily as a result of change in sales mix and increased volumes. Our revenues from sales of crude oil decreased by $138 million, or 2.8%, and our sales of refined products increased by $1,823 million, or 25.0%. The total volume of crude oil and refined products sold reached 80.7 million tonnes, that is 4.8% more than for the same period of 2001.

The proportion of our sales volumes represented by refined products was 57.0% compared to 50.6% in the 2001. This is the result of the Company's strategy to increase the share of exports in the total volume of sales, which was realized mainly through an increase of refined products exports. The proportion of our international sales volumes, including both crude oil and refined products, reached 66.0% in 2002 compared to 60.0% in 2001.

The increase in our sales was principally due to the following

International crude oil

Revenues from our crude oil sales outside Russia increased by $385 million, or 9.7% as a result of two factors: a) an increase in the average realized prices from $21.13 per barrel in 2001 to $21.95 per barrel in 2002, or 3.9%, which resulted from the increase in the price of Urals blend; b) an increase in sales volumes of 10.5 million barrels, or 5.6%.

Domestic crude oil

Our revenues from crude oil sales on the domestic market decreased by $523 million, or 52.7%, as a result of decreases in prices and volumes. The average realized price decreased by $2.55 per barrel, or 23.5%, to $8.28 per barrel in 2002. Volumes of domestic crude oil sales decreased by 35.0 million barrels, or 38.2%. This change primarily resulted from an increase in refining volumes, including processing at Nizhegorodnefteorgsintez, and from an increase in export volumes.

International refined products

Our revenues from sales of refined products outside Russia increased by $1,535 million, or 32.7%. This was a result of an increase in volumes sold of 5.6 million tonnes, or 26.8%. The average realized prices on refined products increased slightly by $10.55 per tonne, or 4.7%.

Domestic refined products

Our revenues from sales of refined products on the domestic market increased by $288 million, or 11.1%. Volumes of domestic refined products sales increased by 1.4 million tonnes, or 7.9%. The average realized price on refined products sold within Russia increased by $4.19 per tonne, or 2.9%.

Petrochemicals

Sales of Petrochemicals increased by $33 million, or 6.7%, basically due to a reallocation of sales from the domestic to international market with a corresponding increase in average price and processing at the newly acquired LUKOR petrochemical refinery.

Other sales

Other sales increased by $190 million or 27.0% as a result of increased activity of providing services to third parties such as transportation, construction and consumer goods.

Equity share in income of affiliates

Our equity share in income of affiliates accounted for using the equity method was $115 million. This was $21 million, or 15.4%, less than in the previous period. In general, this change was caused by obtaining control over certain affiliate companies in the second half of 2001, while before that these companies were accounted for using the equity method.

Operating expenses	**2002**	**2001**
	(millions of US dollars)	
Extraction expenses	1,355	1,411
Refining expenses	417	426
Processing costs on the affiliated refinery	131	109
Petrochemical expenses	115	82
Other operating expenses	385	556
Total operating expenses	**2,403**	**2,584**
Costs of purchased crude oil and petroleum products	**2,693**	**2,087**

Operating expenses, consisting primarily of direct operating and labor costs associated with our exploration and production and refining, marketing and distribution activities, have decreased by $181 million, or 7%, primarily as a result of our corporate cost saving program. Costs of purchased crude oil and petroleum products have increased on $606 million, or 29%, in comparison with the same period of 2001 primarily as a result of the increase in volumes of crude oil and petroleum products purchased for resale.

The following table summarizes our production and purchases data:

	2002		**2001**	
	(thousands barrels)	*(thousands tonnes)*	*(thousands barrels)*	*(thousands tonnes)*
Crude oil produced by consolidated subsidiaries	522,446	71,275	514,540	70,196
Crude oil purchased	60,736	8,286	52,250	7,128
Gas produced	19,873		17,535	
Refined products produced at Group's.refineries		33,652		29,366
Refined products produced at affiliated refinery (Nizhegorodnefteorgsintez)		5,567		4,823
Refined products purchased		7,399		7,059

Our extraction expenses decreased by $56 million, or 4.0%. At the same time average extraction costs per barrel decreased from $2.74 per barrel in 2001 to $2.60 per barrel in 2002. The decrease in the average extraction costs per barrel resulted from our cost reduction policy, primarily from shutting-in low-producing wells and from increasing oil flows as a result of using artificial stimulation and other technologies.

The volume of oil extracted by our subsidiaries in 2002 was 71.3 million tonnes (522 million barrels), while in 2001 it was 70.2 million tonnes (515 million barrels). Average daily production in 2002 reached 1,431 thousand barrels per day, which is 1.4% more than in the same period of 2001 (average daily production for that period was 1,411 mbbls per day).

Our extraction expenses include expenditures related to current repairs of extraction equipment, labor costs, expenses of artificial stimulation of reservoirs, fuel and electricity costs and other similar costs. Other operating expenses of our oil production companies are excluded from extraction expenses. These other operating expenses are related to sale of other services and goods (such as electricity, heat, etc.) and are included in other operating costs.

Refining expenses at our refineries decreased by $9 million, or 2.1%, from 2001 to 2002. This was primarily caused by the closure of the Petrotel SA refinery in July 2001. The decrease in our refining expenses due to the closure of Petrotel SA was partially offset by an increase in refining expenses of Nizhegorodnefteorgsintez refinery. Operating expenses of Nizhegorodnefteorgsintez were included in our refining expenses starting from July 2002, when it became a consolidated subsidiary.

Our processing costs at the affiliated refinery (Nizhegorodnefteorgsintez) increased by $22 million, or 20%, in comparison with 2001. The increase in processing costs was caused by an increase of volumes processed by 0.7 million tonnes, or 15%. During 2002 total processed volumes at Nizhegorodnefteorgsintez increased to 10.3 million tonnes, or by 113% in comparison with 2001. Nizhegorodnefteorgsintez became a consolidated subsidiary in July 2002.

Other operating expenses include costs of other services provided and goods sold (such as electricity, heat, etc.) by our production companies and operating expenses of other non-core businesses, costs associated with the delivery of crude oil from the Group's exploration and production entities to the Group's refineries, as well as the amount of the change in crude oil and refined products inventory at the Group's marketing entities. Other operating expenses also include pension related expense (income). Reduction of other expenses in the amount of $171 million was caused by a decrease in other operating activities and divestments of certain non-core businesses.

Costs of purchased crude oil and petroleum products increased by $606 million, or 29%, in comparison with the prior period primarily due to a significant increase in volumes purchased (crude oil by 8.5 million barrels, refined products by 0.34 million tonnes) and a slight increase in prices.

Transportation expenses

Our transportation expenses increased by $495 million, or 53.9%, in comparison with 2001. The increase in transportation expenses was principally caused by an increase of all transport tariffs, the increase in sales volumes described above and a change in product mix – increase in volume of refined products sold as a percentage of total volume sold.

Selling, general and administrative expenses

Our other selling, general and administrative expenses decreased by $62 million, or 4.5%, in comparison with 2001. The above-mentioned expenses include general business expenses, payroll costs (excluding extraction entities' and refineries' production staff cost), insurance costs, costs of maintenance of social infrastructure and other expenses.

The decrease was attributable to a reduction in 2002 of $141 million in costs relating to achieving certain tax efficiencies, which are no longer available to the Company. This was offset by an increase of $79 million, or on 6%, resulting primarily from an increase in selling expenses related to the growth in the international wholesale and retail business (more than 20%).

Depreciation, depletion and amortization

Depreciation, depletion and amortization expenses include depletion of assets fundamental to production, depreciation of other productive and non-productive assets, amortization of goodwill (for 2001 only) and intangible assets and provision for abandonment and site restoration costs. Our depreciation, depletion and amortization expenses decreased by $62 million, or 7.0%, in comparison to the prior period. This decrease resulted from our discontinuance of amortization of goodwill during 2002 and also due to a decrease in applied depletion rates resulting from revisions of the Company's proved reserves and revisions of future abandonment and site restoration costs of our productive oil and gas assets.

Taxes other than income taxes

Taxes other than income taxes include extraction tax, road user's tax, property tax and social taxes. Beginning January 1, 2002 some taxes, including royalty tax, mineral replacement tax and excise on crude oil sales, were canceled and replaced with a unified extraction tax. This unified extraction tax led to an increase of these expenses by $737 million (including the effect of excise tax on sale of crude oil, discussed below), or 100%, in comparison to the same period in 2001. Other taxes increased by $52 million.

	2002		2001	
	Russian	International	Russian	International
		(millions of US dollars)		
Extraction tax	1,472	–	–	–
MRT	–	–	215	–
Royalty	–	–	347	–
Social security taxes and contributions	191	7	197	4
Road taxes	126	–	100	–
Property taxes	89	12	72	11
Other taxes	48	27	35	29
	1,926	**46**	**966**	**44**
Total		**1,972**		**1,010**

Excise and export tariffs

Our excise and export tariffs include duties on the sale of refined products and export duties on the export of crude oil and refined products. Excise and export tariffs increased by $540 million, or 37%, compared to the prior period (or, excluding the effect of excise tax on sale of crude oil, $713 million, or 55.6%). The increase in the total amount of excise and export tariffs expense resulted mainly from an increase in excise tax rates and volumes of petroleum products and the elimination of certain excise concessions previously available to the Company. The increase in international excise taxes on refined products resulted from an increase in excise taxes and fuel sales taxes and from an increase in volumes of products sold across our international group as well as the increase in our refining.

	2002		2001	
	Russian	International	Russian	International
		(millions of US dollars)		
Excise tax and sales taxes on refined products	387	811	176	276
Excise tax on sale of crude oil	–	–	173	–
Export duties	796	2	831	–
	1,183	**813**	**1,180**	**276**
Total		**1,996**		**1,456**

Exploration expenses

The costs we incur in our exploratory drilling efforts are capitalized to the extent that our exploration efforts are successful and otherwise are charged to expense. During 2002, the amount charged to exploration expense decreased in comparison with the prior period by $55 million, primarily due to higher level of successful drilling.

Loss on disposal and impairment of assets

Loss on disposal and impairment of assets in 2002 was $83 million compared to $153 million in 2001. The change of $70 million, or 45.8%, was due to impairment of goodwill relating to Petrotel and other investments recorded in 2001.

Interest expense

Interest expense decreased by $35 million, or 13.6%, compared to 2001 primarily due to a decrease in interest rates. The weighted-average interest rate on short-term borrowings from third parties was 6.0% per annum and 6.7% per annum as of December 31, 2002 and 2001, respectively. The weighted-average interest rate on long-term loans and borrowings from third parties was 5.58%, and 6.32% per annum as of December 31, 2002 and 2001, respectively.

Interest and dividend income

Interest and dividend income increased primarily due to an increase in cash balances and investments held.

Currency translation gain (loss)

During 2002, we recorded a currency translation gain of $40 million compared to a currency translation loss of $33 million in 2001. During 2002 we were in a net liability position for our Russian rouble denominated monetary assets, which resulted in a currency translation gain.

Income taxes

Our total income tax expense in 2002 increased by $65 million or 9.6% compare to 2001 while our income before income tax decreased by $201 million.

Our effective tax rate in 2002 was 28.6%. This rate was higher than the 24% maximum statutory rate for the Russian Federation primarily because the Company was no longer able to use certain tax incentives and concessions that were previously available, but no longer allowed in 2002 by changed tax legislation. Also, some costs incurred during the year were not tax deductible or were only deductible to a certain limit, thus increasing the effective tax rate.

Reconciliation of income before income tax to EBITDA (earnings before interest, taxes, depreciation and amortization)

	2002	2001
	(millions of US dollars)	
Income before income taxes	**2,582**	**2,783**
Add back:		
Depreciation and amortization	824	886
Interest expense	222	257
Interest and dividend income	(160)	(146)
EBITDA	**3,468**	**3,780**

LIQUIDITY AND CAPITAL RESOURCES

	2003	2002 (millions of US dollars)	2001
Net cash provided by operating activities	2,936	2,396	2,673
Net cash used in investing activities	(2,792)	(2,390)	(3,061)
Net cash provided by financing activities	(4)	96	471
Net debt	3,376	2,941	2,258
Current ratio	1.50	1.35	1.48
Total debt to equity	28%	30%	28%
Long term debt to long term debt and equity	12%	11%	14%
Total net debt to cash flow from operations	1.15	1.23	0.84

Sources of Capital

Our primary source of cash flow is funds generated from our operations. In 2003 cash generated by operating activities was $2,936 million, an increase of $540 million from $2,396 million recorded in 2002 and of $263 million from the $2,673 million in 2001. Higher cash from operating activities was primarily due to growth of international oil prices and, consequently, growth of net income of the Company.

In 2003 the Company spent $4,106 million on capital investments, acquisitions of interests in other companies and other investments. These acquisitions were largely financed from sale proceeds of $1,337 million received on sale of the Company's share in PSA the Azeri, Chirag, Guneshli PSA.

Net cash used in investing activities amounted to $2,792 million in 2003, an increase of $402 million from the $2,390 million in 2002 and a decrease of $269 million from the $3,061 million in 2001.

In 2003 cash provided from financing activities included $1,445 million from the issuance of long-term debt and $220 million from short-term borrowings. Cash utilized by financing activities in 2003 included $1,124 million of debt repayments, $467 million of dividends paid on common shares and $368 million used for purchases of treasury stock. In 2003 net cash provided by financing activities decreased by $100 million compared to 2002.

The Company made payments of $467 million, $423 million and $244 million for dividends on common stock and preferred stock in 2003, 2002 and 2001, respectively.

As of December 31, 2003 our outstanding long-term debt amounted to $2,803 million, including amounts due within one year, compared to $2,698 as of December 31, 2002. The annual maturities of our total long-term debt are $411 million in 2004, $415 million in 2005, $484 million in 2006, $686 million in 2007, $265 million in 2008 and $542 million thereafter. As of December 31, 2003, the Company also had obligations under short-term borrowings, excluding current portion of long-term debt, and customer deposits and other borrowings of banking subsidiaries of $1,001 million and $1,007 million, respectively, compared with $740 million and $755 million as of December 31, 2002.

As of December 31, 2003 the Company had available unutilized credit facilities with a number of banks in the amount of $371 million. Interest rates on these facilities vary and are based on LIBOR.

The Company has sufficient borrowing capacity to meet unanticipated cash requirements, and even during the periods of low commodity prices and narrow margins for refined products, it would have the flexibility to increase borrowings and/or modify capital spending plans to continue paying the common stock dividend and to maintain the Company's high-quality debt ratings.

Credit rating

The Company has a credit rating of BB (RUAA) by Standard and Poor's, which is one grade below the Russian country credit rating of BB+ (RUAAA). Our bonds issued in 2002 are also rated BB.

In 2003 Moody's rated the Company at Ba2, which is two grades below the Russian country rating of Baa3.

Analysis of capital expenditures

	2003	2002 (millions of US dollars)	2001
Exploration and production			
Russia	1,537	1,078	1,543
International	247	333	246
Total exploration and production	1,784	1,411	1,789
Refining, marketing and distribution			
Russia	960	683	645
International	274	110	183
Total refining, marketing and distribution	1,234	793	828
Total capital expenditures	**3,018**	**2,204**	**2,617**
Acquisitions of subsidiaries			
Exploration and production			
Russia	989	67	467
International	–	–	–
Total exploration and production	989	67	467
Refining, marketing and distribution			
Russia	23	53	35
International	257	57	59
Total refining, marketing and distribution	280	110	94
Less cash acquired	**(44)**	**(4)**	**(62)**
Total	**1,225**	**173**	**499**

According to our strategy to increase crude oil production by 40% up to 2013, which will be achieved from new provinces, we have started exploring and developing these areas during the last three years. The table below shows our historical capital expenditures included into exploration and production expenditures above on new promising oil regions.

Exploration and production	2003	2002 (millions of US dollars)	2001
Timano-Pechora	363	338	373
Caspian region	118	46	94

2004 Capital Expenditures Program

The Company estimates 2004 capital expenditures will be $2,919 million (on the assumption that the exchange rate of ruble to US dollars will be the same as in 2003), which is about 2.3% higher than capital expenditures in 2003. About $2,004 million, or 69% of the total, is budgeted for exploration and production activities, with $273 million of that outside of Russia. Exploration and production expenditures will target the most promising exploratory prospects in Caspian region and major development projects in Timano-Pechora region, as well on the maintenance and increase of production on existing fields in the other regions. Refining, marketing and distribution capital spending is estimated to be $914 million, with $182 million of that outside of Russia. Refining, marketing and distribution expenditures in Russia will be allocated to upgrading our refineries and selling facilities, and also on launching of our export terminal in Vysotsk. International refining, marketing and distribution capital spending will target refineries in Bulgaria, Ukraine and Romania. Also we will develop our distribution infrastructure in these countries and the others.

The Company believes that, based on its current expectation for commodity prices for 2004 (by forecasts of international investment banks the average price for Brent crude oil, which is traded with a premium to Urals crude oil, will exceed $28.00 per barrel in 2004), its capital expenditures program will be funded by operating activities and, to the extent required, available lines of credit. In the event of significantly lower cash flow the Company is able to defer certain of its capital spending program without penalty.

GUARANTEES, OFF-BALANCE-SHEET ARRANGEMENTS AND CONTRACTUAL OBLIGATIONS, AND OTHER CONTINGENCIES

Financial Guarantees

		Commitment Expiration by Period					
Millions of dollars	Total	2004	2005	2006	2007	2008	After
Guarantees of equity affiliate's debt	718	13	70	25	25	12	573
Guarantees of third party's debt	63	25	22	16	–	–	–

As of December 31, 2003 the Company provided guarantees of $718 million for loans of equity investees and $63 million for third parties. There are no amounts being carried as liabilities for the Company's obligations under these guarantees. Guarantees issued in regard to equity investees primarily relate to borrowings for capital projects or general corporate purposes. These guarantees were undertaken to enhance the credit standing of the affiliated operations and to achieve lower interest rates. Under the terms of guarantees, the Company would be required to perform should an affiliate be in default of its loans, generally for the full amount disclosed. There are no provisions for recourse to third parties, and no assets are held as collateral for the obligations of affiliates. One of the guarantees is secured by the shares of an affiliated company held by the Group, the carrying amount of which was approximately $8 million as of December 31, 2003. No collateral secures other guarantees. See Note 19, "Financial guarantees."

Capital commitments and contractual obligations

The Company and its subsidiaries have significant capital commitments in respect to development of oil and gas fields in Russia. These commitments are regulated by law and described in the individual license agreements. Also we have long term lease obligations for retail outlets in US.

The following table displays our total on and off balance sheet contractual obligations:

Millions of dollars	Total	2004	2005	2006	2007	Payments Due by Period 2008	After
On balance sheet:							
Short term debt	1,001	1,001	–	–	–	–	–
Long-term bank loans and borrowings	1,604	367	276	361	251	218	131
Long-term non-bank loans and borrowings	711	27	119	106	52	31	376
3.5% Convertible US dollar bonds	366	–	–	–	366	–	–
Other bonds	7	1	3	–	–	–	3
Capital lease obligations	115	16	17	17	17	16	32
TOTAL	**3,804**	**1,412**	**415**	**484**	**686**	**265**	**542**
Off balance sheet							
Operating lease obligations	808	68	67	67	66	66	474
Capital commitment in Neftohim Burgas refinery (Bulgaria)	41	41	–	–	–	–	–
Capital commitment in Petrotel refinery (Romania)	60	60	–	–	–	–	–
Capital commitment in Beopetrol (Serbia)	106	86	17	3	–	–	–
Capital commitments in PSAs	421	170	123	45	17	10	56
Capital commitments under oil and gas license agreements in Russia	2,004	298	302	338	504	517	45
TOTAL	**3,440**	**723**	**509**	**453**	**587**	**593**	**575**

Litigation

On November 27, 2001, Archangel Diamond Corporation ("ADC"), a Canadian diamond development company, filed a lawsuit in the district court of Denver, Colorado, against AGD, a Group company, and the Company (together the "Defendants") claiming compensation for damage allegedly caused by the Defendants relating to Almazny Bereg, a joint venture between AGD and ADC. ADC claims, among other things, that the Defendants interfered with the transfer of a diamond exploration license which was subject to an agreement between ADC and AGD. The total damages claimed by ADC are $4.8 billion, including compensatory damages of $1.2 billion and punitive damages of $3.6 billion. On October 15, 2002, the District Court of Denver, Colorado dismissed ADC's action against the Defendants based on lack of jurisdiction. On November 22, 2002, the Denver District Court denied ADC's request for reconsideration of the Court's October 15th order dismissing the case. ADC subsequently filed an appeal on November 27, 2002 with the Court of Appeals in the State of Colorado. On March 25, 2004, the Court of Appeals in the State of Colorado upheld the October 15, 2002 decision. ADC filed a petition for rehearing on April 7, 2004 requesting that the Court of Appeals in the State of Colorado reconsider its March 25, 2004 ruling. ADC's petition for rehearing is currently pending. The Company does not believe that the ultimate resolution of this matter will have a material adverse effect on its financial condition.

The Group is involved in various other claims and legal proceedings arising in the normal course of business. While these claims may seek substantial damages against the Group and are subject to uncertainty inherent in any litigation, management does not believe that the ultimate resolution of such matters will have a material adverse impact on the Group's operating results or financial condition.

Other matters

During July 2001, the Group temporarily shut down operations of the Petrotel SA refinery due to the economic conditions in Romania. The refinery remains closed as of the date of these consolidated financial statements. In 2002 the management of the Company has completed and approved the results of a feasibility study and investment program to upgrade the Petrotel SA refinery and resume operations during 2004. The Group has been implementing the investment program and upgrade of the refinery during 2003. However, if management ultimately decides to abandon the refinery, the Group may be exposed to losses on the carrying value of property, plant and equipment of up to approximately $60 million.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

Interest rate risk

We are exposed to changes in interest rates, primarily associated with our variable rate short-term and long-term borrowings. We do not utilize any interest rate swaps or other derivatives to hedge against the risk of changes in interest rates on our variable rate debt. Utilizing the actual interest rates in effect and the balance of our variable rate debt as of December 31, 2003 and assuming a 10% change in interest rates and no change in the balance of debt outstanding, the potential effect on annual interest expense would not be material to our results of operations.

Foreign currency risk

The countries in which our principal operations are located have been subject to hyperinflation and during the last 10 years the local currency has been subject to large devaluations. As a result we are subject to the risk that the local currency may suffer future devaluation that may subject us to losses, depending on our net monetary asset position. We currently do not use any formal hedging arrangements to minimize the effect of these potential losses. Additionally, because we have operations in a number of other countries we are required to conduct business in a variety of foreign currencies and, as a result, we are subject to foreign exchange rate risk on cash flows related to sales, expenses, financing and investment transactions. The impacts of fluctuations in foreign currency exchange rates on our geographically diverse operations are varied. We recognized net foreign currency translation gains (losses) of $148 million, $40 million and $(33) million for the years ended December 31, 2003, 2002 and 2001, respectively

Appreciation of ruble against US dollar in 2003 had a negative impact on our operating profit and cash flows since it lead to an increase of our costs in dollar terms and a decrease of amount of the export cash revenue in the ruble terms. As mentioned above, a substantial part of our revenue is denominated in US dollars or, to some extent, bound to the oil prices quoted in US dollars, while a significant part of our costs is ruble denominated. Should the ruble appreciation against US dollars in 2004 be at a level of 10% (on the base of the forecasts of the Ministry of Economic Development as well as assumptions underlying the state budget) our operating profit will decrease by $160 million and net cash flows by $400 million (taking into account that other macroeconomic factors will remain constant).

An appreciation in the exchange rate of Bulgarian lev to US dollars may also have negative impact on our operating profit and cash flows. In 2003 the exchange rate of Bulgarian lev appreciated against the US dollar by 20.3%. However, taking into account the volume of our operations in Bulgaria as compared to Russia the total impact would not exceed $10 million.

Commodity instruments

We make limited use of commodity instruments in our operations. The use of such instruments relates to limited marketing and trading of petroleum products outside of our physical crude oil and products businesses and hedging of commodity price risks. This includes the use of futures and swap contracts together with purchase and sale contracts that qualify as derivative instruments. The Company maintains a system of controls over these marketing and trading activities that includes policies covering the authorization, reporting and monitoring of derivative activity. We do not believe our derivative activities pose material credit or market risks to our operations, financial condition or liquidity. We recognized a net loss of $37 million during 2003 ($5 million in 2002) associated with such activities. The fair value of derivative contracts outstanding and recorded on the consolidated balance sheet as of December 31, 2003 was a net payable of $1 million ($6 million in 2002). The derivative activity during 2001 was negligible.

CRITICAL ACCOUNTING POLICIES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to select appropriate accounting policies and to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. See Note 2, "Summary of significant accounting policies," for descriptions of the Company's major accounting policies. Certain of these accounting policies involve judgments and uncertainties to such an extent that there is a reasonable likelihood that materially different amounts would have been reported under different conditions, or if different assumptions had been used.

Successful Efforts Accounting for Oil and Gas Activities

Accounting for oil and gas activities is subject to special accounting rules that are unique to the oil and gas industry. Property acquisitions, successful exploratory wells, all development costs and support equipment and facilities are capitalized. Artificial stimulation and well work-over costs are included in operating expenses as incurred.

Property Acquisition Costs

For individually significant undeveloped properties, management periodically performs impairment test based on exploration and drilling efforts to date. For undeveloped properties acquisition costs that individually are relatively small, management exercises judgment and determines a periodic property impairment charge as required that is reported in exploration expense.

Exploratory Costs

For exploratory wells, drilling costs are temporarily capitalized, or "suspended", on the balance sheet, pending a judgmental determination of whether potentially economic oil and gas reserves have been discovered by the drilling effort. If a judgment is made that the well did not encounter potentially economic oil and gas quantities, the well costs are expensed as a dry hole and are reported in exploration expense. Exploratory wells that are judged to have discovered potentially economic quantities of oil and gas and that are in areas where a major capital expenditure would be required before production could begin, remain capitalized on the balance sheet as long as additional exploratory appraisal work is under way or firmly planned. Unlike license acquisition costs, there is no periodic impairment assessment of suspended exploratory well costs. Management continuously monitors the results of the additional appraisal drilling and seismic work and expenses the suspended well costs as dry holes when it judges that the potential field does not warrant further exploratory efforts in the near term.

Other exploratory expenditures, including geological and geophysical costs are expensed as incurred.

Proved Oil and Gas Reserves

Proved oil and gas reserves are the estimated quantities of crude oil, natural gas liquids including condensate and natural gas that geological and engineering data demonstrate with reasonable certainty can be recovered in future years from known reservoirs under existing economic and operating conditions. Reserves are considered proved if they can be produced economically as demonstrated by either actual production or conclusive formation tests. Reserves which must be produced through the application of enhanced recovery techniques are included in the proved category only after successful testing by a pilot project or operation of an installed program in the same reservoir that provides support for the engineering analysis on which the project was based. Proved developed reserves are expected to be produced through existing wells and with existing facilities and operating methods.

The estimates are made using all available geological and reservoir data as well as historical production data. Estimates are reviewed and revised as appropriate. Revisions occur as a result of changes in prices, costs, fiscal regimes, reservoir performance or a change in the Company's plans.

The Group has included within proved reserves quantities, which the Group expects to produce after the expiry dates of its current production licenses. These licenses expire between 2011 and 2026, with the most significant expiring between 2011 and 2014. We believe the licenses will be extended to produce subsequent to their current expiry dates. The Group is in the process of extending all of its production licenses in the Russian Federation. The Group has already extended a portion of these licenses and expects to extend the remaining licenses for indefinite periods. To date there have been no unsuccessful license renewal applications.

Impairment Of Long-Lived Assets

Long-lived assets used in operations are assessed for impairment whenever changes in facts and circumstances indicate a possible significant deterioration in the future cash flows expected to be generated by an asset group. If, upon review, the sum of the undiscounted pretax cash flows is less than the carrying value of the asset group, the carrying value is written down to estimated fair value. Individual assets are grouped for impairment purposes based on a judgmental assessment of the lowest level for which there are identifiable cash flows that are largely independent of the cash flows of other groups of assets. Because there usually is a lack of quoted market prices for long-lived assets, the fair value usually is based on the present values of expected future cash flows using discount rates commensurate with the risks involved in the asset group. The expected future cash flows used for impairment reviews and related fair value calculations are based on judgmental assessments of future production volumes, prices and costs, considering all available information at the date of review.

Site Restoration and Abandonment Costs

Under various laws, contracts, permits and regulations, the Company has legal obligations to remove tangible equipment and restore the land or seabed at the end of operations at production sites. The largest site restoration and abandonment obligations of the Company relate to wells and oil and gas production facilities and pipelines. In accordance with SFAS No. 143, *"Accounting for Asset Retirement Obligations"*, the Company records the fair value of liabilities associated with such obligations when incurred. See Note 2 of the financial statements which describes the Company's adoption of SFAS No. 143 effective January 1, 2003. Estimating the future site restoration and abandonment costs necessary for this accounting calculation involves significant estimates and judgments by management. Most of these obligations are many years in the future and the contracts and regulations often have vague descriptions of what removal practices and criteria will have to be met when the removal event actually occurs. Asset removal technologies and costs are constantly changing, as well as political, environmental, safety and public relations considerations.

Contingencies

The Company is required to both determine whether a loss is probable based on judgment and interpretation of laws and regulations and determine that the loss can be reasonably estimated. When the loss is determined it is charged to net income. The Company's management must continually monitor known and potential contingent matters and make appropriate provisions by charges to net income when warranted by circumstance.

Defined Benefit Pension Plan

Determination of the projected benefit obligations for the Company's defined benefit pension plan is important to the recorded amounts for such obligations on the balance sheet and to the amount of benefit expense in the income statement. This also impacts the required Company contributions into the plans. The actuarial determination of projected benefit obligations and Company contribution requirements involves judgment about uncertain future events, including estimated retirement dates, salary levels at retirement, mortality rates, lump-sum election rates and rates of return on plan assets. Due to the specialized nature of these calculations, the Company engages outside actuarial firms to assist in the determination of these projected benefit obligations. Ultimately, the Company will be required to fund all promised benefits under pension benefit plans not funded by plan assets or investment returns, but the judgmental assumptions used in the actuarial calculations significantly affect periodic financial statements and funding patterns over time. Benefit expense is particularly sensitive to the discount rate and return on plan assets assumptions

New Accounting Pronouncements

In January 2003, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 46 "Consolidation of Variable Interest Entities", which was ammended in December 2003 when FASB Interpretation No. 46 (revised in December 2003) "Consolidation of Variable Interest Entities" ("FIN 46 R") was issued. FIN 46 R addresses when a business enterprise should consolidate another entity in which it has a controlling financial interest through means other than voting interests. The provisions of FIN 46 R must be applied for variable interest entities commonly referred to as "special purpose entities" by December 31, 2003. For all other variable interest entities, implementation is required by March 31, 2004.

The Group is currently reviewing its existing financial arrangements to identify any that may qualify as variable interest entities. There is a reasonable possibility that certain joint ventures in which the Group has an interest might be variable interest entities. The variable interests arise primarily because of certain guarantees extended by the Group to the joint ventures, which are disclosed in Note 19 to the consolidated financial statements. However, the Group does not expect any significant impact on net income if it is required to consolidate any of these possible variable interest entities because the Group's share of net income in these entities is already included in the Group's consolidated statements of income. The potential increase to the Group's assets and liabilities is also not expected to be significant.

FORWARD-LOOKING STATEMENTS

Certain statements in this document are not historical facts and are "forward-looking." We may from time to time make written or oral forward-looking statements in reports to shareholders and in other communications. Examples of such forward-looking statements include, but are not limited to:

- *statements of our plans, objectives or goals, including those related to products or services;*
- *statements of future economic performance; and*
- *statements of assumptions underlying such statements.*

Forward looking statements that may be made by us from time to time (but that are not included in this document) may also include projections or expectations of revenues, income (or loss), earnings (or loss) per share, dividends, capital structure or other financial items or ratios. Words such as "believes," "anticipates," "expects," "estimates," "intends" and "plans" and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that the predictions, forecasts, projections and other forward-looking statements will not be achieved. You should be aware that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements.

These factors include:

- *inflation, interest rate and exchange rate fluctuations;*
- *the price of oil;*
- *the effects of, and changes in, Russian government policy;*
- *the effects of competition in the geographic and business areas in which we conduct operations;*
- *the effects of changes in laws, regulations, taxation or accounting standards or practices;*
- *our ability to increase market share for our products and control expenses;*
- *acquisitions or divestitures;*
- *technological changes; and*
- *our success at managing the risks of the aforementioned factors.*

This list of important factors is not exhaustive. When relying on forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, especially in light of the political, economic, social and legal environment in which we operate. Such forward-looking statements speak only as of the date on which they are made, and, subject to any continuing obligations under the Listing Rules of the U.K. Listing Authority, we do not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise. We do not make any representation, warranty or prediction that the results anticipated by such forward-looking statements will be achieved, and such forward-looking statements represent, in each case, only one of many possible scenarios and should not be viewed as the most likely or standard scenario.

CONSOLIDATED FINANCIAL STATEMENTS
(prepared in accordance with US GAAP)

As of December 31, 2003 and 2002 and for each of the years in the three year period ended December 31, 2003

Independent Auditors' Report

To the Board of Directors of OAO LUKOIL:

We have audited the accompanying consolidated balance sheets of OAO LUKOIL and its subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of income, stockholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2003. These consolidated financial statements are the responsibility of the management of OAO LUKOIL. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of OAO LUKOIL and its subsidiaries as of December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the consolidated financial statements, effective January 1, 2003, the Company changed its method of accounting for asset retirement obligations.

KPMG Limited

KPMG Limited
Moscow, Russian Federation
June 21, 2004

OAO LUKOIL
Consolidated Balance Sheets
As of December 31, 2003 and 2002

(Millions of US dollars, unless otherwise noted)

	Note	2003	2002
Assets			
Current assets			
Cash and cash equivalents	3	1,435	1,252
Short-term investments		251	278
Accounts and notes receivable, net	5	3,790	2,511
Inventories	6	1,243	1,063
Prepaid taxes and other expenses		818	736
Other current assets		334	356
Assets held for sale	10	52	279
Total current assets		**7,923**	**6,475**
Investments	7	594	934
Property, plant and equipment	8	16,639	13,499
Deferred income tax assets	14	117	206
Goodwill and other intangible assets	9	523	399
Other non-current assets		778	488
Total assets		**26,574**	**22,001**
Liabilities and Stockholders' equity			
Current liabilities			
Accounts payable		1,564	1,293
Short-term borrowings and current portion of long-term debt	11	1,412	1,772
Customer deposits and other borrowings of banking subsidiaries	12	1,007	755
Taxes payable		943	640
Other current liabilities		345	337
Total current liabilities		**5,271**	**4,797**
Long-term debt	13, 17	2,392	1,666
Deferred income tax liabilities	14	497	261
Asset retirement obligations	8	210	-
Other long-term liabilities		249	397
Minority interest in subsidiary companies		483	880
Total liabilities		**9,102**	**8,001**
Stockholders' equity	16		
Common stock		15	15
Treasury stock, at cost		(435)	(428)
Additional paid-in capital		3,522	3,229
Retained earnings		14,371	11,186
Accumulated other comprehensive loss		(1)	(2)
Total stockholders' equity		**17,472**	**14,000**
Total liabilities and stockholders' equity		**26,574**	**22,001**

President of OAO LUKOIL
Alekperov V.Y.

Chief accountant of OAO LUKOIL
Khoba L.N.

OAO LUKOIL
Consolidated Statements of Income
For the years ended December 31, 2003, 2002 and 2001
(Millions of US dollars, except share data)

	Note	2003	2002	2001
Revenues				
Sales (including excise and export tariffs)	23	22,118	15,334	13,426
Equity share in income of affiliates	7	181	115	136
Total revenues		**22,299**	**15,449**	**13,562**
Costs and other deductions				
Operating expenses		(2,546)	(2,403)	(2,584)
Cost of purchased crude oil and petroleum products		(5,909)	(2,693)	(2,087)
Transportation expenses		(2,052)	(1,414)	(919)
Selling, general and administrative expenses		(1,800)	(1,313)	(1,375)
Depreciation, depletion and amortization		(920)	(824)	(886)
Taxes other than income taxes	14	(2,456)	(1,972)	(1,010)
Excise and export tariffs		(2,954)	(1,996)	(1,456)
Exploration expense		(136)	(89)	(144)
Gain from sale of interest in Azeri Chirag Guneshli	10	1,130	-	-
Loss on disposal and impairment of assets		(69)	(83)	(153)
Income from operating activities		**4,587**	**2,662**	**2,948**
Interest expense		(273)	(222)	(257)
Interest and dividend income		139	160	146
Currency translation gain (loss)		148	40	(33)
Other non-operating income		11	11	31
Minority interest		(36)	(69)	(52)
Income before income taxes		**4,576**	**2,582**	**2,783**
Current income taxes		(939)	(834)	(861)
Deferred income taxes		(68)	95	187
Total income tax expense	14	**(1,007)**	**(739)**	**(674)**
Income before cumulative effect of change in accounting principle		**3,569**	**1,843**	**2,109**
Cumulative effect of change in accounting principle, net of tax		132	-	-
Net income		**3,701**	**1,843**	**2,109**
Dividends declared on preferred stock		-	-	(157)
Net income available for common stockholders		**3,701**	**1,843**	**1,952**

Per share of common stock (US dollars):

Income before cumulative effect of change in accounting principle				
Basic	16	4.36	2.26	2.68
Diluted	16	4.30	2.26	2.66
Net Income				
Basic	16	4.52	2.26	2.68
Diluted	16	4.45	2.26	2.66

OAO LUKOIL
Consolidated Statements of Stockholders' Equity and Comprehensive Income
For the years ended December 31, 2003, 2002 and 2001
(Millions of US dollars, unless otherwise noted)

	2003		2002		2001	
	Stockholders' equity	Comprehensive income	Stockholders' equity	Comprehensive income	Stockholders' equity	Comprehensive income
Common stock						
Balance at January 1	15		15		14	
Conversion of preferred stock into common stock	-		-		1	
Outstanding at December 31	**15**		**15**		**15**	
Preferred stock						
Balance at January 1	-		-		1	
Conversion of preferred stock into common stock	-		-		(1)	
Outstanding at December 31	**-**		**-**		**-**	
Treasury stock						
Balance at January 1	(428)		(403)		(376)	
Stock purchased	(368)		(326)		(185)	
Stock issued	361		301		158	
Balance at December 31	**(435)**		**(428)**		**(403)**	
Additional paid-in capital						
Balance at January 1	3,229		3,044		2,895	
Premium on non-outstanding shares issued	38		170		147	
Proceeds from issuance of treasury stock in excess of carrying amount	255		15		2	
Balance at December 31	**3,522**		**3,229**		**3,044**	
Retained earnings						
Balance at January 1	11,186	-	9,738	-	7,994	-
Net income	3,701	3,701	1,843	1,843	2,109	2,109
Dividends on preferred stock	-	-	-	-	(157)	-
Dividends on common stock	(516)	-	(395)	-	(208)	-
Balance at December 31	**14,371**		**11,186**		**9,738**	
Accumulated other comprehensive loss, net of tax						
Balance at January 1	(2)		(9)		(9)	
Foreign currency translation adjustment	1	1	(7)	(7)	14	14
Minimum pension liability adjustment	-	-	14	14	(14)	(14)
Balance at December 31	**(1)**		**(2)**		**(9)**	
Total comprehensive income for the year		3,702		1,850		2,109
Total stockholders' equity as of December 31	**17,472**		**14,000**		**12,385**	

OAO LUKOIL
Consolidated Statements of Stockholders' Equity and Comprehensive Income (continued)
For the years ended December 31, 2003, 2002 and 2001
(Millions of US dollars, unless otherwise noted)

	Share activity		
	2003 *(millions of shares)*	**2002** *(millions of shares)*	**2001** *(millions of shares)*
Common stock, issued			
Balance at January 1	850	850	738
Issuance of common stock	-	-	35
Conversion of preferred stock into common stock (1 preference share into 1 common share)	-	-	77
Balance at December 31	**850**	**850**	**850**
Preferred stock			
Balance at January 1	-	-	77
Conversion of preferred stock into common stock	-	-	(77)
Balance at December 31	**-**	**-**	**-**
Treasury stock			
Balance at January 1	(27)	(26)	(23)
Purchase of treasury stock	(19)	(21)	(17)
Sales of treasury stock	20	20	14
Balance at December 31	**(26)**	**(27)**	**(26)**

OAO LUKOIL
Consolidated Statements of Cash Flows
For the years ended December 31, 2003, 2002 and 2001
(Millions of US dollars)

	Note	2003	2002	2001
Cash flows from operating activities				
Net income		**3,701**	**1,843**	**2,109**
Adjustments for non-cash items:				
Cumulative effect of change in accounting principle		(132)	-	-
Depreciation, depletion and amortization		920	824	886
Equity share in income of affiliates		(122)	(100)	(136)
Gain from sale of interest in Azeri Chirag Guneshli	10	(1,130)	-	-
Loss on disposal and impairment of assets		69	83	153
Deferred income taxes		68	(95)	(187)
Non-cash currency translation loss (gain)		17	(21)	24
Non-cash investing activities		(64)	(72)	(96)
All other items – net		80	78	181
Changes in operating assets and liabilities:				
Accounts and notes receivable		(797)	(125)	931
Short-term loans receivable of banking subsidiaries		(223)	39	(95)
Net movements of short-term borrowings of banking subsidiaries		341	171	208
Inventories		(153)	(201)	(56)
Accounts payable		186	(273)	(1,077)
Taxes payable		284	30	109
Other current assets and liabilities		(109)	215	(281)
Net cash provided by operating activities		**2,936**	**2,396**	**2,673**
Cash flows from investing activities				
Capital expenditures		(2,881)	(2,072)	(2,521)
Proceeds from sale of property, plant and equipment		62	34	45
Purchases of investments		(459)	(302)	(314)
Proceeds from sale of investments		374	118	228
Proceeds from sale of interest in Azeri Chirag Guneshli	10	1,337	-	-
Acquisitions of subsidiaries, net of cash acquired		(1,225)	(168)	(499)
Net cash used in investing activities		**(2,792)**	**(2,390)**	**(3,061)**
Cash flows from financing activities				
Net movements of short-term borrowings		220	203	121
Proceeds from issuance of long-term debt		1,445	879	938
Principal payments of long-term debt		(1,124)	(579)	(349)
Dividends paid		(467)	(423)	(244)
Proceeds from issuance of common stock		-	18	-
Purchase of treasury stock		(368)	(326)	(185)
Proceeds from sale of treasury stock		290	316	158
Other – net		-	8	32
Net cash (used in) provided by financing activities		**(4)**	**96**	**471**
Effect of exchange rate changes on cash and cash equivalents		43	(20)	(50)
Net increase in cash and cash equivalents		**183**	**82**	**33**
Cash and cash equivalents at beginning of year		1,252	1,170	1,137
Cash and cash equivalents at end of year	3	**1,435**	**1,252**	**1,170**

Supplemental disclosures of cash flow information				
Interest paid		320	285	276
Income taxes paid		895	875	833

The accompanying notes are an integral part of these consolidated financial statements.

OAO LUKOIL
Notes to Consolidated Financial Statements
(Millions of US dollars, except as indicated)

Note 1. Organization and environment

The primary activities of OAO LUKOIL (the "Company") and its subsidiaries (together, the "Group") are oil exploration, production, refining, marketing and distribution. The Company is the ultimate parent entity of this vertically integrated group of companies.

The Group was established in accordance with Presidential Decree 1403, issued on November 17, 1992 under which, on April 5, 1993, the Russian Federation (the "State") transferred to the Company 51% of the voting shares of fifteen enterprises, and Government Resolution 861 issued on September 1, 1995 under which, during 1995, a further nine enterprises were transferred to the Group. Since 1995 the Group has carried out a share exchange program to increase its shareholding in each of the twenty-four founding subsidiaries to 100%.

From formation, the Group has expanded substantially through consolidation of its interests, acquisition of new companies and establishment of new businesses.

Business and economic environment

The Russian Federation has been experiencing political and economic change, which has affected and may continue to affect the activities of enterprises operating in this environment. Consequently, operations in the Russian Federation involve risks, which do not typically exist in other markets.

The accompanying financial statements reflect management's assessment of the impact of the business environment in the countries in which the Group operates on the operations and the financial position of the Group. The future business environments may differ from management's assessment.

Basis of preparation

These consolidated financial statements have been prepared by the Company in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Note 2. Summary of significant accounting policies

Principles of consolidation

The financial position and results of subsidiaries of which the Company directly or indirectly owns more than 50% of the voting interest and which the Company controls, are included with the financial position and results of the Company in these consolidated financial statements. Other significant investments in companies of which the Company directly or indirectly owns between 20% and 50% of the voting interest and over which the Company exercises significant influence but not control, are accounted for using the equity method of accounting. Investments in other companies are included in "Investments."

Use of estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant items subject to such estimates and assumptions include the carrying value of oil and gas properties, goodwill impairment assessment, asset retirement obligations, deferred income taxes, valuation of financial instruments, and obligations related to employee benefits. Eventual actual amounts could differ from those estimates.

Revenue recognition

Revenues from the production and sale of crude oil and petroleum products are recognized when title passes to customers.

Revenues from non-cash sales are recognized at the fair market value of the crude oil and petroleum products sold.

Foreign currency translation

Effective January 1, 2003, the Russian economy ceased to be considered hyperinflationary in accordance with the provisions of Statement of Financial Accounting Standards ("SFAS") No. 52, *"Foreign Currency Translation."* As a result, the Company has assessed its functional currency for its operations in the Russian Federation and determined that the US dollar should continue to be considered the functional currency for financial reporting beginning January 1, 2003. This is due to the markets in which the Company operates, significance of operations and transactions conducted in US dollars, and management measurement and decision making of the Company are based on US dollars. The US dollar is also the reporting currency for the Group under US GAAP.

The Russian economy ceasing to be hyperinflationary did not change the foreign currency translation accounting from that applied in previous periods of hyperinflation.

For operations in the Russian Federation, other hyperinflationary economies or operations where the US dollar is the functional currency, monetary assets and liabilities have been translated into US dollars at the rate prevailing at each balance sheet date. Non-monetary assets and liabilities have been translated into US dollars at historical rates. Revenues, expenses and cash flows have been translated into US dollars at rates, which approximate actual rates at the date of the transaction. Translation differences resulting from the use of these rates are included in the consolidated statements of income.

For the majority of operations outside the Russian Federation, the US dollar is the functional currency. For certain other operations outside the Russian Federation, where the US dollar is not the functional currency and the economy is not hyperinflationary, assets and liabilities are translated into US dollars at year-end exchange rates and revenues and expenses are translated at average exchange rates for the year. Resulting translation adjustments are reflected as a separate component of stockholders' equity.

Foreign currency transaction gains and losses are included in the consolidated statement of income.

As of December 31, 2003, 2002 and 2001, exchange rates of 29.45, 31.78 and 30.14 Russian rubles, respectively to the US dollar have been used for translation purposes.

The Russian ruble and other currencies of republics of the former Soviet Union are not readily convertible outside of their countries. Accordingly, the translation of amounts recorded in these currencies into US dollars should not be construed as a representation that such currency amounts have been, could be or will in the future be converted into US dollars at the exchange rate shown or at any other exchange rate.

Cash and cash equivalents

Cash and cash equivalents include all highly liquid investments with an original maturity of three months or less.

Cash with restrictions on immediate use

Cash funds for which restrictions on immediate use exist are accounted for within other non-current assets. Interest bearing security deposits with credit institutions that do not reduce the balance on long-term loan accounts are accounted for within long-term investments.

Accounts and notes receivable

Accounts and notes receivable are recorded at their transaction amounts less provisions for doubtful debts. Provisions for doubtful debts are recorded to the extent that there is a likelihood that any of the amounts due will not be obtained. Non-current receivables are discounted to the present value of expected cash flows in future periods using the original discount rate.

Inventories

Inventories, consisting primarily of stocks of crude oil, petroleum products and materials and supplies, are stated at the lower of cost or market value. Cost is determined using an "average cost" method.

Investments

Debt and equity securities are classified into one of three categories: trading, available-for-sale, or held-to-maturity.

Trading securities are bought and held principally for the purpose of selling in the near term. Held-to-maturity securities are those securities in which a Group company has the ability and intent to hold until maturity. All securities not included in trading or held-to-maturity are classified as available-for-sale.

Trading and available-for-sale securities are recorded at fair value. Held-to-maturity securities are recorded at cost, adjusted for the amortization or accretion of premiums or discounts. Unrealized holding gains and losses on trading securities are included in the consolidated statement of income. Unrealized holding gains and losses, net of the related tax effect, on available-for-sale securities are reported as a separate component of comprehensive income until realized.

Realized gains and losses from the sale of available-for-sale securities are determined on a specific identification basis. Dividends and interest income are recognized in the consolidated statement of income when earned.

A permanent decline in the market value of any available-for-sale or held-to-maturity security below cost is accounted for as a reduction in the carrying amount to fair value. The impairment is charged to the consolidated statement of income and a new cost base for the security is established. Premiums and discounts are amortized or accreted over the life of the related held-to-maturity or available-for-sale security as an adjustment to yield using the effective interest method and such amortization and accretion is recorded in the consolidated statement of income.

Property, plant and equipment

Oil and gas properties are accounted for using the successful efforts method of accounting whereby property acquisitions, successful exploratory wells, all development costs, and support equipment and facilities are capitalized. Unsuccessful exploratory wells are expensed when a well is determined to be non-productive. Other exploratory expenditures, including geological and geophysical costs are expensed as incurred.

Depreciation, depletion and amortization of capitalized costs of oil and gas properties is calculated using the unit-of-production method based upon proved reserves for the cost of property acquisitions and proved developed reserves for exploration and development costs.

Production and related overhead costs are expensed as incurred.

Depreciation of assets not directly associated with oil production is calculated on a straight-line basis over the economic lives of such assets, estimated to be in the following ranges:

Buildings and constructions	5 – 40	Years
Machinery and equipment	5 – 20	Years

In addition to production assets, certain Group companies also maintain and construct social assets for the use of local communities. Such assets are capitalized only to the extent that they are expected to result in future economic benefits to the Group. If capitalized, they are depreciated over their estimated economic lives.

Goodwill and other intangible assets

Goodwill represents the excess of purchase price over the fair value of net assets acquired. The Group adopted the provisions of SFAS No. 142, "Goodwill and Other Intangible Assets" as of January 1, 2002. Under SFAS No. 142 goodwill and intangible assets with indefinite useful lives are no longer amortized as they were prior to 2002, but are instead tested for impairment at least annually.

Intangible assets that have limited useful lives are amortized on a straight-line basis over the shorter of their useful or legal lives.

Impairment of long-lived assets

In accordance with SFAS No. 144, *"Accounting for the Impairment or Disposal of Long-Lived Assets,"* long-lived assets, such as oil and gas properties, other property, plant, and equipment, and purchased intangibles subject to amortization, are assessed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset group may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset group to the estimated undiscounted future cash flows expected to be generated by that group. If the carrying amount of an asset group exceeds its estimated undiscounted future cash flows, an impairment charge is recognized by writing down the carrying amount to the estimated fair value of the asset group, generally determined as discounted future net cash flows. Assets to be disposed of are separately presented in the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated. The assets and liabilities of a disposed group classified as held for sale are presented separately in the appropriate asset and liability sections of the balance sheet.

Deferred income taxes

Deferred income tax assets and liabilities are recognized in respect of future tax consequences attributable to temporary differences between the carrying amounts of existing assets and liabilities for the purposes of the consolidated financial statements and their respective tax bases and in respect of operating loss and tax credit carryforwards. Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to reverse and the assets be recovered and liabilities settled. The effect on deferred income tax assets and liabilities of a change in tax rates is recognized in the consolidated statement of income in the reporting period which includes the enactment date.

The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income in the reporting periods in which the originating expenditure becomes deductible. In assessing the realizability of deferred income tax assets, management considers whether it is more likely than not that the deferred income tax assets will be realized. In making this assessment, management considers the scheduled reversal of deferred income tax liabilities, projected future taxable income, and tax planning strategies.

Interest-bearing borrowings

Interest-bearing borrowings are initially recorded at the value of net proceeds received. Any difference between the net proceeds and the redemption value is amortized at a constant rate over the term of the borrowing. Amortization is included in the consolidated statement of income each year and the carrying amounts are adjusted as amortization accumulates.

If borrowings are repurchased or settled before maturity, any difference between the amount paid and the carrying amount is recognized in the consolidated statement of income in the period in which the repurchase or settlement occurs.

Pension benefits

The expected costs in respect of pension obligations of Group companies are determined by an independent actuary. Obligations in respect of each employee are accrued over the reporting periods during which the employee renders service in the Group.

Treasury stock

Purchases by Group companies of the Company's outstanding stock are recorded at cost and classified as treasury stock within Stockholders' equity. Shares shown as Authorized and Issued include treasury stock. Shares shown as Outstanding do not include treasury stock.

Earnings per share

Basic earnings per share is computed by dividing net income available to common stockholders by the weighted-average number of shares of common stock outstanding during the reporting period. A calculation is carried out to establish if there is potential dilution in earnings per share if convertible securities were to be converted into shares of common stock or contracts to issue shares of common stock were to be exercised. If there is such dilution, diluted earnings per share is presented.

Contingencies

Certain conditions may exist as of the balance sheet date, which may result in losses to the Group but the impact of which will only be resolved when one or more future events occur or fail to occur.

If a Group company's assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability is accrued and charged to the consolidated statement of income. If the assessment indicates that a potentially material loss is not probable, but is reasonably possible, or is probable, but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss, is disclosed in the notes to the consolidated financial statements. Loss contingencies considered remote or related to unasserted claims are generally not disclosed unless they involve guarantees, in which case the nature of the guarantee is disclosed.

Environmental expenditures

Estimated losses from environmental remediation obligations are generally recognized no later than completion of remedial feasibility studies. Group companies accrue for losses associated with environmental remediation obligations when such losses are probable and reasonably estimable. Such accruals are adjusted as further information becomes available or circumstances change. Costs of expected future expenditures for environmental remediation obligations are not discounted to their present value.

Use of derivative instruments

The Group participates in certain limited petroleum products marketing and trading activity outside of its physical crude oil and products businesses. The Group's derivative activity is limited to these marketing and trading activities and hedging of commodity price risks. Currently this activity involves only the use of futures and swaps contracts together with purchase and sale contracts that qualify as derivative instruments. The Group accounts for these activities under the mark-to-market methodology in which the derivatives are revalued each accounting period. Resulting realized and unrealized gains or losses are presented in the consolidated statement of income on a net basis. Unrealized gains and losses are carried as assets or liabilities on the consolidated balance sheet.

Cumulative effect of change in accounting principle

Effective January 1, 2003, the Group adopted SFAS No. 143, *"Accounting for Asset Retirement Obligations."* This new accounting standard applies to legal obligations associated with the retirement of tangible long-lived assets. SFAS No. 143 requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred and a corresponding increase in the carrying amount of the related long-lived asset. Subsequently, the liability is accreted for the passage of time and the related asset is depreciated over its estimated useful life.

In the past, the Group estimated costs of retirement of tangible oil and gas assets and included them as a component of depreciation, depletion and amortization in accordance with SFAS No. 19, *"Financial Accounting and Reporting by Oil and Gas Producing Companies."* The adoption of SFAS No. 143 affected the accounting and reporting of the assets, liabilities and expenses related to these obligations. Upon adoption, the Group recorded a cumulative-effect adjustment resulting in an increase to net income of $132 million (net of income tax of $46 million), including the Group's share of the effect of adoption by its equity affiliates. The effect of adoption also included an increase of net property, plant and equipment of $330 million, minority interest of $12 million, non-current deferred income tax assets and liabilities of a net $46 million and an increase in the asset retirement obligation of $140 million.

The following table shows what the Group's net income and net income per share would have been for the years ended December 31, 2002 and 2001 if the provisions of SFAS No. 143 had been applied in those periods, compared with net income and net income per share recorded during year ended December 31, 2003.

	Year ended December 31, 2003	Year ended December 31, 2002	Year ended December 31, 2001
Net income available for common stockholders			
Reported net income	3,701	1,843	1,952
Cumulative effect of adoption of SFAS No. 143, net of tax	(132)	-	-
SFAS No. 19 depletion for abandonment and restoration, net of tax	-	46	43
Pro-forma SFAS No. 143 accretion and depletion expenses, net of tax	-	(22)	(18)
Adjusted net income available for common stockholders	**3,569**	**1,867**	**1,977**
Per share of common stock (US dollars):			
Reported net income	4.52	2.26	2.68
Cumulative effect of adoption of SFAS No. 143, net of tax	(0.16)	-	-
SFAS No. 19 depletion for abandonment and restoration, net of tax	-	0.06	0.06
Pro-forma SFAS No. 143 accretion and depletion expenses, net of tax	-	(0.03)	(0.02)
Adjusted net income - basic	**4.36**	**2.29**	**2.72**
Reported net income	4.45	2.26	2.66
Cumulative effect of adoption of SFAS No. 143, net of tax	(0.15)	-	-
SFAS No. 19 depletion for abandonment and restoration, net of tax	-	0.06	0.06
Pro-forma SFAS No. 143 accretion and depletion expenses, net of tax	-	(0.03)	(0.02)
Adjusted net income – diluted	**4.30**	**2.29**	**2.70**

The following is a summary of the asset retirement obligation assuming the provisions of SFAS No. 143 had been adopted as of January 1, 2001.

Asset retirement obligation as of:

January 1, 2001	$125 million;
December 31, 2001	$163 million;
December 31, 2002	$199 million.

Recent accounting pronouncements

In January 2003, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 46 *"Consolidation of Variable Interest Entities,"* which was amended in December 2003 when FASB Interpretation No. 46 (revised in December 2003) *"Consolidation of Variable Interest Entities"* ("FIN 46 R") was issued. FIN 46 R addresses when a business enterprise should consolidate another entity in which it has a controlling financial interest through means other than voting interests. The provisions of FIN 46 R must be applied for variable interest entities commonly referred to as "special purpose entities" by December 31, 2003. For all other variable interest entities, implementation is required by March 31, 2004.

The Group is currently reviewing its existing financial arrangements to identify any that may qualify as variable interest entities. There is a reasonable possibility that certain joint ventures in which the Group has an interest might be variable interest entities. The variable interests arise primarily because of certain guarantees extended by the Group to the joint ventures, which are disclosed in Note 19 "Financial guarantees." However, the Group does not expect any significant impact on net income if it is required to consolidate any of these possible variable interest entities because the Group's share of net income in these entities is already included in the Group's consolidated statements of income. The potential increase to the Group's assets and liabilities is also not expected to be significant.

Comparative amounts

Prior year amounts have been reclassified, where applicable, to conform with current year presentation.

Note 3. Cash and cash equivalents

	As of December 31, 2003	As of December 31, 2002
Cash held in Russian rubles	258	171
Cash held in other currencies	510	645
Cash held in banking subsidiaries in Russian rubles	437	262
Cash held in banking subsidiaries in other currencies	230	174
Total cash and cash equivalents	**1,435**	**1,252**

Note 4. Non-cash transactions

The consolidated statement of cash flows excludes the effect of non-cash transactions, which are described in the following table:

	Year ended December 31, 2003	Year ended December 31, 2002	Year ended December 31, 2001
Net non-cash investing activity	64	72	96
Settlement of bond liability with the Company's common stock	395	152	-
Total non-cash transactions	**459**	**224**	**96**

The following table shows the effect of non-cash transactions on investing activity:

Year ended	Year ended December 31, 2003	Year ended December 31, 2002	December 31, 2001
Net cash used in investing activity	2,792	2,390	3,061
Net non-cash investing activity	64	72	96
Total investing activity	**2,856**	**2,462**	**3,157**

Note 18 "Business combinations" sets out information about acquisitions partially completed through the exchange of common stock.

Note 5. Accounts and notes receivable

	As of December 31, 2003	As of December 31, 2002
Trade accounts and notes receivable (net of provisions of $90 million and $57 million as of December 31, 2003 and 2002, respectively)	1,829	1,354
Current VAT and excise recoverable	1,085	645
Short-term loans receivable of banking subsidiaries (net of provisions of $26 million and $15 million as of December 31, 2003 and 2002, respectively)	549	266
Other current accounts receivable (net of provisions of $63 million and $28 million as of December 31, 2003 and 2002, respectively)	327	246
Total accounts and notes receivable	**3,790**	**2,511**

Note 6. Inventories

	As of December 31, 2003	As of December 31, 2002
Crude oil and petroleum products	789	630
Materials for extraction and drilling	174	135
Materials and supplies for refining	40	65
Other goods, materials and supplies	240	233
Total inventories	**1,243**	**1,063**

Note 7. Investments

	As of December 31, 2003	As of December 31, 2002
Investments in "equity method" affiliates and joint ventures	384	447
Long-term loans given by non-banking subsidiaries	116	75
Cash security deposit in a bank	-	200
Other long-term investments	94	212
Total long-term investments	**594**	**934**

Investments in "equity method" affiliates and joint ventures

The summarized financial information below is in respect of corporate joint ventures, companies of which the Group owns less than a majority and companies where the Group owns a majority of equity interests, but does not possess a majority of voting rights. The companies are primarily engaged in crude oil exploration, production, marketing, refining and distribution operations in the Russian Federation and crude oil production and marketing in Kazakhstan, Azerbaijan and Egypt.

	Year ended December 31, 2003		Year ended December 31, 2002		Year ended December 31, 2001	
	Total	Group's share	Total	Group's share	Total	Group's share
Revenues	1,676	757	1,516	660	1,696	694
Income before income taxes	444	235	333	171	436	197
Less income taxes	(106)	(54)	(109)	(56)	(115)	(61)
Net income	**338**	**181**	**224**	**115**	**321**	**136**

	As of December 31, 2003		As of December 31, 2002	
	Total	Group's share	Total	Group's share
Current assets	659	289	610	246
Property, plant and equipment	2,180	1,146	2,117	1,044
Other non-current assets	52	24	196	85
Total assets	2,891	1,459	2,923	1,375
Short-term debt	374	159	121	58
Other current liabilities	310	143	381	137
Long-term debt	1,449	766	1,437	723
Other non-current liabilities	16	7	25	10
Net assets	**742**	**384**	**959**	**447**

Note 8. Property, plant and equipment and asset retirement obligations

	At cost		Net	
	As of December 31, 2003	As of December 31, 2002	As of December 31, 2003	As of December 31, 2002
Exploration and Production:				
Western Siberia	12,579	11,680	5,266	4,354
European Russia	10,695	9,287	5,932	4,516
International	1,035	700	964	675
Total	24,309	21,667	12,162	9,545
Refining, Marketing, Distribution and Chemicals:				
Western Siberia	52	46	41	33
European Russia	5,170	4,905	3,060	2,874
International	2,121	1,775	1,127	833
Total	7,343	6,726	4,228	3,740
Other:				
Western Siberia	132	133	64	71
European Russia	207	151	168	113
International	42	58	17	30
Total	381	342	249	214
Total property, plant and equipment	**32,033**	**28,735**	**16,639**	**13,499**

As described in Note 2, effective January 1, 2003, the Group adopted SFAS No. 143 and began recording asset retirement obligations for estimated dismantlement, abandonment and restoration costs of property, plant and equipment in which a legal obligation exists. In accordance with SFAS No. 143, property, plant and equipment listed above include asset retirement costs associated with these asset retirement obligations.

As of December 31, 2003, the asset retirement obligation amounted to $220 million, of which $10 million was included in "Other current liabilities." Changes in the asset retirement obligation during the year ended December 31, 2003 primarily related to new liabilities incurred, accretion of the asset retirement obligation, changes in foreign exchange and reclassification of a liability in the amount of $59 million relating to the retirement of long-lived assets from "Other long-term liabilities."

In 2001, the FASB issued SFAS No. 141, *"Business Combinations,"* and SFAS No. 142 *"Goodwill and Other Intangible Assets,"* which became effective on July 1, 2001, and January 1, 2002, respectively. Currently, the Emerging Issues Task Force ("EITF") is considering the issue of whether, under the provisions of SFAS Nos. 141 and 142, drilling and mineral use rights should be accounted for and classified as intangible assets on the balance sheet of companies in the oil and gas industry. Historically, the Group has capitalized the cost of drilling and mineral use rights and reported these assets as part of tangible exploration and production property, plant and equipment.

If the EITF ultimately determines that SFAS Nos. 141 and 142 require oil and gas companies to classify mineral rights as separate intangible assets, the amounts included in tangible exploration and production property, plant and equipment on the balance sheet that would be reclassified are not expected to exceed $226 million and $158 million, net of accumulated depreciation, depletion and amortization, as of December 31, 2003 and 2002, respectively. The Group management believes this reclassification would not affect total assets, net worth or cash flows of the Group.

Amounts to be reclassified will be impacted by the final provisions of the EITF consensus. The ultimate reclassification amount and impact on the Group's financial statements may be materially different from management's current assessment.

Note 9. Goodwill and other intangible assets

The carrying value of goodwill and other intangible assets as of December 31, 2003 and 2002 was as follows:

	As of December 31, 2003	As of December 31, 2002
Amortized intangible assets		
Software	105	56
Licenses and other assets	31	26
Nonamortized pension intangible assets	-	24
Goodwill	387	293
Total goodwill and other intangible assets	**523**	**399**

The change in the carrying amount of goodwill for the year ended December 31, 2003 was as follows:

Balance as of January 1, 2003	293
Goodwill acquired during the year	94
Balance as of December 31, 2003	**387**

All goodwill amounts relate to the refining, marketing and distribution segment. The increase in goodwill during the period relates to the acquisition of a Serbian marketing and distribution company (Note 18 "Business combinations").

In January 2002, the Group discontinued the amortization of goodwill in accordance with SFAS No. 142. Goodwill amortization recorded during the year ended December 31, 2001 was $21 million. The Group performed the annual goodwill impairment test as of December 31, 2003 and no goodwill impairment was indicated.

Note 10. Assets held for sale

In December 2003, a Group company entered into a contract to sell 5 tanker vessels for $52 million to a related party, which was controlled by a member of the Group's management. As of December 31, 2003, the Group classified these assets with a net book value of $52 million as held for sale in the consolidated balance sheet. The sale was completed in February 2004.

On December 20, 2002, a Group company entered into a contract with INPEX Corporation, a Japanese company, to sell its 10% interest in a PSA operated by the Azerbaijan International Operating Company. The purpose of this PSA is to explore and develop the Azeri and Chirag fields and the deep water portion of the Guneshli field in the Azeri sector of the Caspian Sea. The related assets were classified as held for sale as of December 31, 2002. The sale was completed on April 28, 2003 for net $1,337 million cash, resulting in the recognition of a net gain of $1,130 million during 2003. This gain is included in the "Exploration and production" operating segment and "International" geographical segment in Note 23 "Segment information."

Note 11. Short-term borrowings and current portion of long-term debt

	As of December 31, 2003	As of December 31, 2002
Short-term borrowings	1,001	740
Current portion of long-term debt	411	1,032
Total short-term borrowings and current portion of long-term debt	**1,412**	**1,772**

Short-term borrowings are loans from various third parties and are generally secured by export sales, property, plant and equipment and securities. The weighted-average interest rate on short-term borrowings from third parties was 4.4% per annum and 6.0% per annum as of December 31, 2003 and 2002, respectively.

Note 12. Customer deposits and other borrowings of banking subsidiaries

Group banking subsidiaries had customer deposits and other borrowings of $1,007 million and $755 million with weighted average interest rates of 4.1% and 3.8% as of December 31, 2003 and 2002, respectively.

Note 13. Long-term debt

	As of December 31, 2003	As of December 31, 2002
Long-term loans and borrowings from third parties (including loans from banks in the amount of $1,604 million and $1,510 million as of December 31, 2003 and 2002, respectively)	2,322	1,702
Long-term loans and borrowings from related parties	-	1
1% Convertible US dollar bonds, maturing 2003	-	455
3.5% Convertible US dollar bonds, maturing 2007	366	351
Variable interest unsecured Russian ruble bonds, maturing 2003	-	94
Capital lease obligation	115	95
Total long-term debt	2,803	2,698
Current portion of long-term debt	(411)	(1,032)
Total non-current portion of long-term debt	**2,392**	**1,666**

Long-term loans and borrowings

Long-term loans and borrowings are primarily repayable in US dollars, maturing from 2004 through 2027 and are generally secured by export sales, property, plant and equipment and securities. The weighted-average interest rate on long-term loans and borrowings from third parties was 5.15%, and 5.58% per annum as of December 31, 2003 and 2002, respectively.

A Group company has a revolving credit facility with International Bank of Reconstruction and Development that provides borrowings up to $99 million. Borrowings under this credit facility bear interest at floating rates from 3.25% to 7.25%. At December 31, 2003, $60 million was outstanding under this credit facility.

A Group company has a revolving credit facility with Chase Manhattan Bank that provides borrowings up to $89 million. Borrowings under this credit facility bear interest at LIBOR plus 2%. At December 31, 2003, $30 million was outstanding under this credit facility.

The Group has revolving credit facilities with a number of other banks that provide borrowings up to $439 million. The weighted-average interest rate under these credit facilities was 8.59% per annum as of December 31, 2003. At December 31, 2003 amounts outstanding under these credit facilities were $241 million.

The Company has a loan agreement with ABN AMRO Bank that provides borrowings up to $765 million. Borrowings under this loan in amount $465 million bear interest at LIBOR plus 2%. The remaining $300 million bear interest at LIBOR plus 2.5%. At December 31, 2003 the amount outstanding under this loan was $765 million.

The Company has outstanding obligations of $75 million under an agreement dated September 7, 2000 with the European Bank for Reconstruction and Development ("EBRD"). The maximum amount of borrowings available under the loan is $150 million. This loan is provided for financing the export supplies of oil and refined products, including their refining and transportation. The loan bears interest at LIBOR plus 3.5% and is payable in 2004. In accordance with the agreement all monies deposited in the Company's US dollar account with Raiffeisen Zentralbank Oesterreich AG are assigned as security to EBRD. As at December 31, 2003 and 2002 the amount of such security was nil.

As of December 31, 2003, the Group has other fixed term loans with a number of banks and organizations in the total amount of $1,151 million, maturing from 2004 through 2027. The weighted average interest rate under these loans was 5.39% per annum as of December 31, 2003.

Convertible US dollar bonds

During 1997, a Group company issued 230,000 convertible bonds with a face value of $1,000 each, maturing on May 6, 2002, and convertible to fifteen global depository receipts ("GDRs") of the Company per bond. During the second quarter of 2002, these bonds were redeemed for cash and 11,185,059 shares of common stock of the Company at the stated redemption price of 130.323% of the face value.

During 1997, a Group company issued 350,000 high yield and premium exchangeable redeemable bonds with a face value of $1,000 each, maturing on November 3, 2003, and exchangeable for 5.625 GDRs of the Company per bond. The bonds were convertible into GDRs up to the maturity date. The GDRs were exchangeable into four shares of common stock of the Company. Bonds not converted by the maturity date were required to be redeemed for cash. The redemption price at maturity was 153.314% of the face value in respect of these bonds. A Group company could redeem the bonds for cash prior to maturity, subject to certain restrictions and early redemption charges. The carrying amount of the bonds was accreted to their redemption value with the accreted amount charged to the consolidated statement of income.

During August 2003, related party bondholders converted 222,225 bonds into 5 million shares of common stock of the Company. By the maturity date, the remaining bonds had been repurchased on the open market or were redeemed and a portion held by related parties was surrendered.

On November 29, 2002, a Group company issued 350,000 3.5% convertible bonds with a face value of $1,000 each, maturing on November 29, 2007, and exchangeable for 11.948 GDRs of the Company per bond. The bonds are convertible into GDRs on or after January 9, 2003 up to the maturity dates. The GDRs are exchangeable into four shares of common stock of the Company. Bonds not converted by the maturity date must be redeemed for cash. The redemption price at maturity will be 120.53% of the face value in respect of these bonds. A Group company may redeem the bonds for cash prior to maturity, subject to certain restrictions and early redemption charges. The carrying amount of the bonds is being accreted to their redemption value with the accreted amount being charged to the consolidated statement of income.

Group companies held sufficient treasury stock to permit the full conversion of the bonds to GDRs.

Russian ruble bonds

During 1999, the Company issued three million variable interest rate Russian ruble bonds with a face value of 1,000 Russian rubles each, maturing on August 13, 2003. The bonds were unsecured and bore interest at 6% per annum adjusted for Russian ruble to dollar devaluation.

The Company fully redeemed these bonds for cash in July 2003.

Maturities of long-term debt

Annual maturities of total long-term debt during the next five years, including the portion classified as current, are $411 million in 2004, $415 million in 2005, $484 million in 2006, $686 million in 2007, $265 million in 2008 and $542 million thereafter.

Note 14. Taxes

The Group is taxable in a number of jurisdictions within and outside of the Russian Federation and, as a result, is subject to a variety of taxes as established under the statutory provisions of each jurisdiction.

The total cost of taxation to the Group is reported in the consolidated statement of income as "Total income tax expense" for income taxes and as "Taxes other than income taxes" for other types of taxation. In each category taxation is made up of taxes levied at various rates in different jurisdictions.

In August 2001, legislation was enacted that changed the income tax rates in the Russian Federation for 2002 and later years. Under this legislation, operations in the Russian Federation are subject to Federal and city tax rates that total 9.5% and a regional tax rate that varies from 10.5% to 14.5% at the discretion of the individual regional administration. For 2003 and 2002, substantially all of the Group's operations in Russia were subject to a combined statutory tax rate of 24%. The aforementioned legislation also eliminated certain tax incentives, including investment tax credits.

During 2001, based on legislation enacted in August 2000, operations in the Russian Federation were subject to a maximum combined Federal, regional and city tax rate of 35%. During this and previous years, a number of concessionary tax rates and allowances were available to the Group in various jurisdictions within and outside of the Russian Federation.

As a result of taxation legislation changes in the area of Mineral Extraction and Excise Taxes, Capital Investment Concessions and Concessionary Rate Regimes, most of the concessionary rates and allowances available to the Group during 2001 were no longer available during 2002 and 2003.

There are not currently, and have not been during the three years ended December 31, 2003, any provisions in the taxation legislation of the Russian Federation to permit the Group to reduce taxable profits in a Group company by offsetting tax losses in another Group company against such profits. Tax losses of a Group company in the Russian Federation may, however, be used fully or partially to offset taxable profits in the same company in any of the ten years following the year of loss, subject to the restriction that no more than 30% of the taxable profit in any given year can be reduced by loss relief.

Domestic and foreign components of income before income taxes were:

	Year ended December 31, 2003	Year ended December 31, 2002	Year ended December 31, 2001
Domestic	3,298	2,292	2,616
Foreign	1,278	290	167
Income before income taxes	**4,576**	**2,582**	**2,783**

Domestic and foreign components of income taxes were:

	Year ended December 31, 2003	Year ended December 31, 2002	Year ended December 31, 2001
Current			
Domestic	883	821	849
Foreign	56	13	12
Current income tax expense	939	834	861
Deferred			
Domestic	49	(67)	(207)
Foreign	19	(28)	20
Deferred income tax expense (benefit)	68	(95)	(187)
Total income tax expense	**1,007**	**739**	**674**

The following table is a reconciliation of the amount of income tax expense that would result from applying the Russian statutory tax rate to income before income taxes to total income taxes:

	Year ended December 31, 2003	Year ended December 31, 2002	Year ended December 31, 2001
Income before income taxes	4,576	2,582	2,783
Notional income tax at Russian statutory rates	1,098	620	974
Increase (reduction) in income tax due to:			
Non-deductible items	168	155	191
Domestic and foreign rate differences	(18)	(77)	(233)
Non-taxable gain on sale of interest in Azeri Chirag Guneshli	(271)	-	-
Foreign currency effect	3	5	8
Effect of changes in tax rate	-	-	19
Investment tax credits	-	-	(325)
Change in valuation allowance	(1)	(25)	39
Other	28	61	1
Total income tax expense	**1,007**	**739**	**674**

Taxes other than income taxes were:

	Year ended December 31, 2003	Year ended December 31, 2002	Year ended December 31, 2001
Unified extraction tax	1,966	1,472	-
Royalty tax	-	-	347
Mineral replacement tax	-	-	215
Road users' tax	-	126	100
Social taxes and contributions	257	198	201
Property tax	139	101	83
Other taxes and contributions	94	75	64
Taxes other than income taxes	**2,456**	**1,972**	**1,010**

Beginning January 1, 2002 some taxes, including royalty tax, mineral replacement tax and excise on crude oil sales, were canceled and replaced with a unified extraction tax.

Deferred income taxes are included in the consolidated balance sheets as follows:

	As of December 31, 2003	As of December 31, 2002
Other current assets	76	98
Deferred income tax assets – non-current	117	206
Other current liabilities	(15)	(13)
Deferred income tax liabilities – non-current	(497)	(261)
Net deferred income tax (liability) asset	**(319)**	**30**

The following table sets out the tax effects of each type of temporary differences which give rise to deferred income tax assets and liabilities:

	As of December 31, 2003	As of December 31, 2002
Accounts receivable	46	48
Long-term liabilities	97	155
Inventories	19	20
Property, plant and equipment	56	55
Accounts payable	31	56
Long-term investments	4	16
Operating loss carry forward	71	55
Other	17	30
Total gross deferred income tax assets	341	435
Less valuation allowance	(40)	(41)
Deferred income tax assets	**301**	**394**
Property, plant and equipment	(518)	(259)
Accounts payable	(3)	(9)
Accounts receivable	(13)	(10)
Long-term liabilities	(19)	-
Inventories	(25)	(21)
Long-term investments	(37)	(24)
Other	(5)	(41)
Deferred income tax liabilities	**(620)**	**(364)**
Net deferred income tax (liability) asset	**(319)**	**30**

As of December 31, 2003, retained earnings of foreign subsidiaries included $2,632 million for which deferred taxation has not been provided because remittance of the earnings has been indefinitely postponed through reinvestment and, as a result, such amounts are considered to be permanently invested. The amount of deferred tax liability on this amount is not practicable to calculate.

In accordance with SFAS No. 52 and SFAS No. 109, *"Accounting for Income Taxes,"* deferred tax assets and liabilities are not recognized for exchange rate effects resulting from the translation of transactions and balances from the Russian ruble to the US dollar using historical exchange rates. Also, in accordance with SFAS No. 109, no deferred tax assets or liabilities are recognized for the effects of the related statutory indexation of property, plant and equipment.

Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred income tax assets are deductible, management believes it is more likely than not that Group companies will realize the benefits of the deductible temporary differences and loss carry forwards, net of existing valuation allowances as of December 31, 2003 and 2002.

As of December 31, 2003, the Group had operating loss carry forwards of $276 million of which $3 million expire during 2008, $76 million expire during 2010, $183 million expire during 2013 and $14 million have indefinite carry forward.

Note 15. Pension benefits

The Company sponsors a post employment and post retirement benefits program. The primary component of the post employment and postretirement benefits program is a defined benefit pension plan that covers the majority of the Group's employees. This plan is administered by a non-state pension fund, LUKOIL-GARANT, and provides pension benefits primarily based on years of service and final remuneration levels. The Company also provides several long-term employee benefits such as death-in-service benefit and lump-sum payments upon retirement of a defined benefit nature and other defined benefits to certain old age and disabled pensioners who have not vested any pensions under the pension plan.

In December 2003, the Company took the decision to replace the pension plan with a new plan. The new plan will primarily consist of a defined contribution plan enabling employees to contribute a portion of their salary to the plan and to receive matching contributions from the Company of up to 7% of their annual salary. Employees will also have the right to receive upon retirement the benefits accumulated under the previous pension plan. These benefits have been fixed and included in the benefit obligation as of December 31, 2003. The amount was determined primarily based on a formula including past pensionable service and relative salaries as of December 31, 2003. The Company has recorded a gain of $53 million during 2003 as a result of this curtailment.

The Company uses December 31 as the measurement date for its post employment and post retirement benefits program. An independent actuary has assessed the benefit obligations and the fair value of plan assets as of December 31, 2003 and 2002.

The following table provides information about the benefit obligations, plan assets and actuarial assumptions used as of December 31, 2003 and 2002. The benefit obligations below represent the projected benefit obligation of the pension plan. The accumulated benefit obligation, which differs from the projected benefit obligation due to the former not including assumptions about future compensation levels, was $141 million and $202 million as of December 31, 2003 and 2002, respectively.

	Year ended December 31, 2003	Year ended December 31, 2002
Benefit obligations		
Benefit obligations at January 1	228	367
Effect of exchange rate changes	15	(17)
Service cost	5	10
Interest cost	34	52
Plan amendments	(6)	(41)
Actuarial gain	(7)	(136)
Benefits paid	(10)	(7)
Curtailment gain	(103)	-
Benefit obligations at December 31	**156**	**228**
Plan assets		
Fair value of plan assets at January 1	41	33
Effect of exchange rate changes	4	(2)
Return on plan assets	7	7
Employer contributions	13	10
Benefits paid	(10)	(7)
Fair value of plan assets at December 31	**55**	**41**
Funded status	(101)	(187)
Unamortized prior service cost	52	121
Unrecognized actuarial gain	(78)	(71)
Net amount recognized	**(127)**	**(137)**

	Year ended December 31, 2003	Year ended December 31, 2002
Amounts recorded in the consolidated balance sheets were:		
Accrued benefit liabilities	(127)	(161)
Intangible assets	-	24
Net amount recognized	**(127)**	**(137)**

	As of December 31, 2003	As of December 31, 2002
Assumptions:		
Discount rate	9.2%	13.3%
Expected return on plan assets	9.4%	17.2%
Rate of compensation increase	9.2%	15.0%

In addition to the plan assets listed above, LUKOIL-GARANT holds net assets in an operating fund. The operating fund includes an insurance reserve, the purpose of which is to satisfy pension obligations should the plan assets, including contributions due from the Group, not be sufficient to meet pension obligations. The Group's contributions to the pension plan are determined without considering the assets in the insurance reserve.

The pension fund is funded on a discretionary basis through an account, which is held in trust with LUKOIL-GARANT. LUKOIL-GARANT does not allocate separately identifiable assets to the Group or its other third party clients. All funds from the account and individual pension accounts are managed as a pool of investments.

The asset allocation of the investment portfolio maintained by LUKOIL-GARANT for the Group and its clients follows:

Type of assets	As of December 31, 2003	As of December 31, 2002
Shares of OAO LUKOIL	1%	34%
Equity securities of Russian issuers	7%	7%
Russian municipal bonds	2%	5%
Russian corporate bonds	34%	23%
Promissory notes of Russian issuers	47%	28%
Other assets	9%	3%
	100%	100%

The investment strategy employed by LUKOIL-GARANT includes an overall goal to attain a maximum investment return, while guaranteeing a minimum annual return of 5%. The strategy is to invest with a medium-term perspective while maintaining a level of liquidity through proper allocation of investment assets. Investment policies include rules and limitations to avoid concentrations of investments.

The investment portfolio is primarily comprised of two types of investments: securities with fixed yield and equity securities. The securities with fixed yield include mainly high yield corporate bonds and promissory notes of banks with low and medium risk ratings. Maturities range from one to three years.

The following table details the targeted investment mix for 2004 and the maximum limits on investment type.

Type of investment	2004 Target Allocation	Maximum Allocation Allowed
Russian corporate bonds	25%	50%
Promissory notes of Russian issuers	45%	50%
Equity securities of Russian issuers	25%	50%
Other, including bank deposits	5%	50%
	100%	

Components of net periodic benefit cost were as follows:

	Year ended December 31, 2003	Year ended December 31, 2002	Year ended December 31, 2001
Service cost	5	10	8
Interest cost	34	52	16
Less expected return on plan assets	(7)	(6)	(6)
Amortization of prior service cost	19	22	5
Actuarial (gain) loss	(4)	4	(3)
Curtailment gain	(53)	-	-
Total net periodic benefit cost	**(6)**	**82**	**20**

Total employer contributions for 2004 are expected to be $17 million.

Note 16. Stockholders' equity

Dividends and dividend limitations

Profits available for distribution to common stockholders in respect of any reporting period are determined by reference to the statutory financial statements of the Company prepared in accordance with the laws of the Russian Federation and denominated in Russian rubles. Under Russian Law, dividends are limited to the net profits of the reporting year as set out in the statutory financial statements of the Company. These laws and other legislative acts governing the rights of shareholders to receive dividends are subject to various interpretations.

The Company's net profits were 48,042 million Russian rubles, 47,538 million Russian rubles and 20,987 million Russian rubles, respectively for 2003, 2002 and 2001, pursuant to the statutory financial statements, which at the US dollar exchange rates as of December 31, 2003, 2002 and 2001 amounted to $1,631 million, $1,496 million and $696 million, respectively.

At the annual stockholders' meeting on June 26, 2003, dividends were declared for 2002 in the amount of 19.50 Russian rubles per common share, which at the date of the decision was equivalent to $0.64.

At the annual stockholders' meeting on June 27, 2002, dividends were declared for 2001 in the amount of 15.00 Russian rubles per common share, which at the date of the decision was equivalent to $0.48.

At the annual stockholders' meeting on June 28, 2001, dividends were declared for 2000 in the amount of 8.00 Russian rubles per common share and 59.16 Russian rubles per preferred share, which at the date of the decision was equivalent to $0.27 and $2.03, respectively.

Share capital

At the annual stockholders meeting on June 28, 2001, a resolution to increase the number of shares of common stock by 77,211,864 shares of par value of 0.025 Russian rubles each was approved. These shares were exchanged for all of the outstanding preferred stock of the Company in the ratio of one share of common stock for one share of preferred stock. The results of this transaction were registered by the Russian Federal Commission for Securities on December 14, 2001.

During 2001, the Company issued and exchanged 18,431,061 of shares for shares of OAO Arkhangelskgeoldobycha ("AGD") and for minority interest shareholdings of OAO LUKOIL-Ukhtaneftepererabotka and OAO LUKOIL-Kominefteproduct (Note 18 "Business combinations") and sold 16,568,939 shares to LUKinter Finance B.V., a Group company. The results of these issues were registered by the Russian Federal Commission for Securities on April 27 and October 9, 2001, respectively.

During 2001, the Company issued 2,780,525 shares (included in the 18,431,061 shares disclosed above) to LUKOIL Finance Limited, a Group company, in exchange for its 15.7% of the shares in AGD (Note 18 "Business combinations"). These shares and the 16,568,939 shares sold to LUKinter Finance B.V. were held by these subsidiaries at December 31, 2001. The shares held by subsidiaries were not considered to be outstanding shares at December 31, 2001 in the consolidated financial statements. Subsidiaries held 4,708,345 and 7,161,345 shares of the Company, which are not considered to be outstanding shares in the consolidated financial statements as of December 31, 2003 and 2002, respectively.

Earnings per share

The calculation of diluted earnings per share for these years was as follows:

	Year ended December 31, 2003	Year ended December 31, 2002	Year ended December 31, 2001
Income before dividends on preferred stock and cumulative effect of change in accounting policy	3,569	1,843	2,109
Dividends on preferred shares	-	-	(157)
Income before cumulative effect of change in accounting principle	3,569	1,843	1,952
Cumulative effect of change in accounting principle	132	-	-
Net income related to common shares	3,701	1,843	1,952
Add back convertible debt interest (net of tax at effective rate)			
3.5% Convertible US dollar bonds, maturing 2002	-	6	17
1% Convertible US dollar bonds, maturing 2003	13	23	23
3.5% Convertible US dollar bonds, maturing 2007	27	1	-
Total diluted income before cumulative effect of change in accounting principle	3,609	1,873	1,992
Total diluted net income	3,741	1,873	1,992
Weighted average number of outstanding common shares (thousands of shares)	819,169	813,832	727,348
Add back treasury shares held in respect of convertible debt (thousands of shares)	20,977	13,942	21,675
Weighted average number of outstanding common shares, after dilution (thousands of shares)	840,146	827,774	749,023

Common stock

	As of December 31, 2003 *(millions of shares)*	As of December 31, 2002 *(millions of shares)*
Authorized and issued common stock, par value of 0.025 Russian rubles each	850	850
Common stock held by subsidiaries, not considered as outstanding	(5)	(7)
Treasury stock	(26)	(27)
Outstanding common stock	819	816

Note 17. Financial and derivative instruments

Commodity derivative instruments

The Group's use of derivative instruments is limited to certain marketing and trading of petroleum products outside of its physical crude oil and products businesses and limited hedging of commodity price risks. It includes the use of futures and swaps contracts together with purchase and sale contracts that qualify as derivative instruments. The Group maintains a system of controls over these activities that includes policies covering the authorization, reporting and monitoring of derivative activity. The Group does not believe its derivative activities pose material credit or market risks to its operations, financial condition or liquidity. The Group recognized a net loss of $37 million and $5 million during 2003 and 2002, respectively, associated with such activities. The fair value of derivative contracts outstanding and recorded on the consolidated balance sheet was a net liability of $1 million and $6 million as of December 31, 2003 and 2002, respectively.

Fair value

The fair values of cash and cash equivalents, current accounts and notes receivable, and liquid securities are approximately equal to their value as disclosed in the consolidated financial statements.

The fair value of long-term receivables included in other non-current assets approximates the amounts disclosed in the consolidated financial statements as a result of discounting using estimated market interest rates for similar financing arrangements. The fair value of long-term debt differs from the amount disclosed in the consolidated financial statements. The estimated fair value of long-term debt as of December 31, 2003 and 2002 was $2,851 million and $2,249 million, respectively, as a result of discounting using estimated market interest rates for similar financing arrangements. These amounts include all future cash outflows associated with the long-term debt repayments, including the current portion, and interest.

Note 18. Business combinations

In November 2003, the Group acquired the remaining 49% of the share capital of OOO Bovel for $49 million. The acquisition increased the Group's ownership stake in OOO Bovel to 100%. OOO Bovel is a Russian oil and gas exploration company operating predominantly within the Timan-Pechora region of Northern Russia.

In November 2003, the Group acquired the remaining 40% of the share capital of OAO Nakhodkaneftegaz for $45 million. The acquisition increased the Group's ownership stake in OAO Nakhodkaneftegaz to 100%. OAO Nakhodkaneftegaz is a Russian oil and gas exploration company with significant proved undeveloped reserves within the Yamal-Nenetsky Autonomous District of Northern Russia.

In October 2003, the Group acquired 79.5% of the share capital of Beopetrol for 117 million EUROs ($140 million). Beopetrol is a marketing and distribution company operating a chain of retail petrol stations in Serbia. Refer to Note 20 "Commitments and contingencies" for information about capital commitments associated with this acquisition.

In September 2003, the Group acquired 100% of the share capital of MV Properties for $121 million. MV Properties is a marketing and distribution company that owns a chain of retail petrol stations in Romania.

In June 2003, the Group acquired the remaining 27% of the share capital in ZAO LUKOIL-Perm (reregistered as OOO LUKOIL-Perm in December 2003) from a related party, which was controlled by certain members of the Group's management, for $398 million, thereby increasing the Group's ownership stake in ZAO LUKOIL-Perm to 100%. The amount of consideration was based on an independent valuation. ZAO LUKOIL-Perm is an exploration and production company operating in European Russia.

In June 2003, the Group acquired 39.4% of the shares in OAO Tebukneft and 55.4% of the shares in OAO Ukhtaneft, thereby increasing the Group's ownership stake in these companies to 85% and 85.5%, respectively. The Group also acquired 77.4% of the shares in ZAO RKM-Oil. The total cost of the interests acquired in these companies was $134 million. Prior to these acquisitions, OAO Tebukneft and OAO Ukhtaneft were recorded as associated companies using the equity method of accounting. In the second half 2003, through several transactions the Group acquired an additional 8.9% of the shares in OAO Tebukneft, 12.2% of the shares in OAO Ukhtaneft and 22.6% of the remaining share capital in ZAO RKM-Oil, thereby increasing the Group's ownership stake in these companies to 93.9%, 97.7% and 100%, respectively. The total cost of the additional interests acquired in these companies was $29 million. OAO Tebukneft, OAO Ukhtaneft and ZAO RKM-Oil are exploration and production companies operating in the Komi Republic of the Russian Federation.

In April 2003, the Group acquired 80.8% of the shares in OAO Yaregskaya Nefte-Titan Company ("YaNTK") for $240 million, thereby increasing the Group's ownership stake in YaNTK to 98.8%. YaNTK is a company with significant oil and titanium reserves operating in the Komi Republic of the Russian Federation.

In November 2002, the Group acquired 100% of the share capital of LUKOIL Baltija for $27 million from a related party, which is controlled by a non-executive director of the Group. LUKOIL Baltija is a marketing and distribution company operating in the Baltic region.

In February 2002, the Group acquired an additional 16% of voting interest in OAO Komineft for $40 million, increasing the Group's voting interest in OAO Komineft to 70%. OAO Komineft is a Russian oil and gas exploration company operating predominantly in the Komi Republic of the Russian Federation. In June 2003, the Group acquired an additional 21.5% of voting interest in OAO Komineft for $63 million, thereby increasing the Group's voting interest in OAO Komineft to 91.5%. Subsequent to the acquisition the Group's voting interest in OAO Komineft decreased to 80.6% as a result of a decision not to pay dividends on preferred shares of OAO Komineft, which resulted in preferred shares becoming voting shares in accordance with OAO Komineft's charter.

In May and December 2001, the Group acquired 25% and 35%, respectively, of the share capital of OAO Yamalneftegazodobycha in total for $104 million. Prior to the December acquisition, OAO Yamalneftegazodobycha was recorded as an affiliated company using the equity method of accounting. OAO Yamalneftegazodobycha is a Russian oil and gas exploration company with significant proved undeveloped reserves predominantly within the Yamal-Nenetsky Autonomous District of Northern Russia. In November 2003, the Group acquired the remaining 40% of share capital of OAO Yamalneftegazodobycha for $25 million thereby increasing the Group's ownership stake in OAO Yamalneftegazodobycha to 100%.

In September 2001, the Group acquired 100% of the share capital of Bitech Petroleum Corporation for $77 million. Bitech Petroleum Corporation was a Canadian oil exploration company with operations predominantly within the Komi Republic of the Russian Federation.

In March 2001, the Company exchanged 720,364 shares of common stock for 13% and 22% of the minority interest shareholding of OAO LUKOIL-Ukhtaneftepererabotka and OAO LUKOIL-Kominefteproduct, respectively. OAO LUKOIL-Ukhtaneftepererabotka is an oil refinery and OAO LUKOIL-Kominefteproduct is a marketing and distribution company. Both companies operate primarily in the Komi Republic of the Russian Federation.

During 2001, the Group acquired 74.1% of the shares in AGD, through a number of transactions. In January 2001, LUKOIL Finance Limited, a Group company acquired a 15.7% interest in AGD for $39 million. In March 2001, the Group acquired 58.4% of the shares in AGD in exchange for 14,930,172 of the Company's common stock and cash consideration of $130 million. AGD is a Russian oil and gas exploration company operating predominantly within the Timan-Pechora region of Northern Russia. In August 2003, the Group acquired 25.5% of the shares in AGD in exchange for its 13.6% investment in ZAO Rosshelf and 30% investment in OOO Polar Lights Company. The carrying value of these investments was approximately $40 million. The acquisition increased the Group's ownership stake in AGD to 99.7%.

Purchases of interests in ZAO LUKOIL-Perm, OAO Tebukneft, OAO Ukhtaneft, ZAO RKM-Oil, OAO Komineft, YaNTK, AGD, MV Properties, OAO Yamalneftegazodobycha, OAO Nakhodkaneftegaz, OOO Bovel and Beopetrol did not have a material impact on the Group's consolidated operations for the period ended December 31, 2003. Therefore, no pro-forma income statement information has been provided in these consolidated financial statements.

Note 19. Financial guarantees

The Group has entered into various guarantee arrangements. These arrangements arose in transactions related to enhancing the credit standing of affiliated companies (LUKARCO, ZAO Sever-TEK and ZAO LUKOIL-Neftegazstroy) and borrowings of the Group's suppliers.

The following table provides the undiscounted maximum amount of potential future payments for each major group of guarantees:

	As of December 31, 2003	As of December 31, 2002
Guarantees of equity investees' debt	718	629
Guarantees of third parties' debt	63	38
Total	**781**	**667**

Guarantees on debt

LUKARCO, an investee recorded under the equity method of accounting has a loan facility on which $835 million was drawn as of December 31, 2003. Borrowings under this loan bear interest at LIBOR plus 2.5% and are payable partly by February 7, 2007 with the remaining by May 1, 2012. To enhance the credit standing of LUKARCO, the Company guarantees 54% of the interest payment as well as the repayment of 54% of the loan at maturity. As of December 31, 2003, the total value of the Company's guarantee was $573 million. Payments are due if the Company is notified that LUKARCO is not able to fulfill its obligations at the maturity date. No collateral secures LUKARCO's obligation or the Company's guarantee. As of December 31, 2003, it is not probable that the Company will be required to make payments under the guarantee, and therefore, no liability has been accrued related to this guarantee arrangement.

ZAO Sever-TEK, an investee recorded under the equity method of accounting obtained a loan from EBRD on June 28, 2002 of $200 million. As of December 31, 2003, ZAO Sever-TEK's amount outstanding under this loan was $200 million. Until June 30, 2005, borrowings under this loan bear interest at LIBOR plus 3%. After June 30, 2005 borrowings under this loan bear interest at LIBOR plus 4.5%. The loan is payable in eight equal semi-annual payments starting from December 14, 2004. To enhance the credit standing of ZAO Sever-TEK, the Company guarantees 50% of the interest payments as well as the principal amount of the loan at maturity. As of December 31, 2003, the total value of the Company's guarantee is $100 million. Payments are due if the Company is notified that ZAO Sever-TEK is not able to fulfill its obligations at the maturity date. No collateral secures ZAO Sever-TEK's obligation. The guarantee is secured by the shares of ZAO Sever-TEK held by a Group company, the carrying amount of which was approximately $8 million as of December 31, 2003. As of December 31, 2003, it is not probable that the Company will be required to make payments under the guarantee, and therefore, no liability has been accrued related to this guarantee arrangement.

ZAO LUKOIL-Neftegazstroy, an investee recorded under the equity method of accounting obtained a bank guarantee from HSBC Bank on December 5, 2003 in the amount of $45 million. This guarantee is required under the terms of a subcontractor's agreement in relation to the construction of the Group's oil and refined products cargo terminal in Vysotsk, Leningrad region. The Company has undertaken to indemnify HSBC Bank against any amounts required to be paid by HSBC Bank under its guarantee. As of December 31, 2003, the total value of the Company's guarantee is $45 million. Payments are due if the Company is notified that ZAO LUKOIL-Neftegazstroy is not able to fulfill its obligations. No collateral secures ZAO LUKOIL-Neftegazstroy's obligation. As of December 31, 2003, it is not probable that the Company will be required to make payments under the guarantee, and therefore, no liability has been accrued related to this guarantee arrangement.

Note 20. Commitments and contingencies

Capital expenditure, exploration and investment programs

Under the terms of the purchase agreement, the Group is required to invest $268 million in the Neftochim Burgas AD refinery prior to 2005. As of December 31, 2003 the Group's commitments under this agreement were $41 million.

Under the terms of the purchase agreement, as amended, the Group is required to invest $200 million in the Petrotel SA refinery prior to 2008. As of December 31, 2003 the Group's commitments under this agreement were $60 million.

Under the terms of the purchase agreement, the Group is required to invest 85 million EUROs ($106 million using the year end exchange rate) into Beopetrol, the marketing and distribution company operating a chain of retail petrol stations in Serbia, within three years from the date of acquisition (Note 18 "Business combinations").

Group companies have commitments under the terms of existing license agreements in the Russian Federation of $1,959 million over the next 5 years and of $45 million thereafter.

Group companies have commitments for capital expenditure contributions in the amount of $421 million related to various PSAs over the next 35 years.

Group companies have investment commitments relating to oil deposits in Iraq of $495 million to be spent within 3 years from when exploitation becomes possible. Due to significant changes in the political and economic situation in Iraq the future of this contract is not clear, however, the Group is actively pursuing its legal right to this contract in Iraq.

Operating lease obligations

A Group company has commitments of $808 million for the lease of petroleum distribution outlets over the next 12 years. Commitments for minimum rentals under these leases as of December 31, 2003 are as follows:

	As of December 31, 2003
2004	68
2005	67
2006	67
2007	66
2008	66
beyond	474

Insurance

The insurance industry in the Russian Federation and certain other areas where the Group has operations is in the course of development. Many forms of insurance protection common in other parts of the world are not yet generally available. Management believes that the Group has adequate property damage coverage for the majority of its plant facilities including a refinery insurance program and hull and machinery insurance for the Group's operating marine vessels. In respect of third party liability for property and environmental damage arising from accidents on Group property or relating to Group operations, there is liability insurance in compliance with the local legal requirements, however the insurance limits required by law are generally low. The Group does not have insurance coverage for business interruption. Until Group companies are able to obtain adequate insurance coverage, there remains a risk that the loss or destruction of certain assets could have a material adverse effect on the Group's operations and financial position.

Environmental liabilities

Group companies and their predecessor entities have operated in the Russian Federation and other countries for many years and, within certain parts of the operations, environmental related problems have developed. Environmental regulations are currently under consideration in the Russian Federation and other areas where the Group has operations. Group companies routinely assess and evaluate their obligations in response to new and changing legislation.

As liabilities in respect of the Group's environmental obligations are able to be determined, they are charged against income over the estimated remaining lives of the related assets or recognized immediately depending on their nature. The likelihood and amount of liabilities relating to environmental obligations under proposed or any future legislation cannot be reasonably estimated at present and could become material. Under existing legislation, however, management believes that there are no significant unrecorded liabilities or contingencies, which could have a materially adverse effect on the operating results or financial position of the Group.

Social assets

Certain Group companies contribute to Government sponsored programs, the maintenance of local infrastructure and the welfare of their employees within the Russian Federation and elsewhere. Such contributions include assistance with the construction, development and maintenance of housing, hospitals and transport services, recreation and other social needs. The funding of such assistance is periodically determined by management and is appropriately capitalized or expensed as incurred.

Taxation environment

The taxation systems in the Russian Federation and other emerging markets where Group companies operate are relatively new and are characterized by numerous taxes and frequently changing legislation, which is often unclear, contradictory, and subject to interpretation. Often, differing interpretations exist among different tax authorities within the same jurisdictions and among taxing authorities in different jurisdictions. Taxes are subject to review and investigation by a number of authorities, which are enabled by law to impose severe fines, penalties and interest charges. Such factors may create taxation risks in the Russian Federation and other countries where Group companies operate substantially more significant than those in other countries where taxation regimes have been subject to development and clarification over long periods.

During 2002, the Group agreed to settle claims made by the taxing authorities in respect of income and other taxes amounting to $103 million. The Group agreed to settle these claims without prejudice.

The regional organizational structure of the Russian Federation tax authorities and the regional judicial system can mean that taxation issues successfully defended in one region may be unsuccessful in another region. The tax authorities in each region may have a different interpretation of similar taxation issues. There is however some degree of direction provided from the central authority based in Moscow on particular taxation issues.

The Group has implemented tax planning and management strategies based on existing legislation at the time of implementation. The Group is subject to tax authority audits on an ongoing basis, as is normal in the Russian environment, and, at times, the authorities have attempted to impose additional significant taxes on the Group. Management believes that it has adequately met and provided for tax liabilities based on its interpretation of existing tax legislation. However, the relevant tax authorities may have differing interpretations and the effects could be significant.

Litigation and claims

On November 27, 2001, Archangel Diamond Corporation ("ADC"), a Canadian diamond development company, filed a lawsuit in the district court of Denver, Colorado, against AGD, a Group company, and the Company (together the "Defendants") claiming compensation for damage allegedly caused by the Defendants relating to Almazny Bereg, a joint venture between AGD and ADC. ADC claims, among other things, that the Defendants interfered with the transfer of a diamond exploration license which was subject to an agreement between ADC and AGD. The total damages claimed by ADC are $4.8 billion, including compensatory damages of $1.2 billion and punitive damages of $3.6 billion. On October 15, 2002, the District Court of Denver, Colorado dismissed ADC's action against the Defendants based on lack of jurisdiction. On November 22, 2002, the Denver District Court denied ADC's request for reconsideration of the Court's October 15th order dismissing the case. ADC subsequently filed an appeal on November 27, 2002 with the Court of Appeals in the State of Colorado. On March 25, 2004, the Court of Appeals in the State of Colorado upheld the October 15, 2002 decision. ADC filed a petition for rehearing on April 7, 2004 requesting that the Court of Appeals in the State of Colorado reconsider its March 25, 2004 ruling. ADC's petition for rehearing is currently pending. Management does not believe that the ultimate resolution of this matter will have a material adverse effect on the Group's financial condition.

The Group is involved in various other claims and legal proceedings arising in the normal course of business. While these claims may seek substantial damages against the Group and are subject to uncertainty inherent in any litigation, management does not believe that the ultimate resolution of such matters will have a material adverse impact on the Group's operating results or financial condition.

Other matters

During July 2001, the Group temporarily shut down operations of the Petrotel refinery due to the economic conditions in Romania. The refinery remains closed as of the date of these consolidated financial statements. Management has completed and approved the results of a feasibility study and investment program to upgrade the Petrotel refinery and resume operations during 2004. The Group has been implementing the investment program and upgrade of the refinery during 2003.

Note 21. Related party transactions

In the rapidly developing business environment in the Russian Federation, companies and individuals have frequently used nominees and other forms of intermediary companies in transactions. The senior management of the Company consider that the Group has appropriate procedures in place to identify and properly disclose transactions with related parties in this environment and has disclosed all of the relationships identified which it deemed to be significant. Related party sales and purchases of oil and oil products as well as purchases of construction services were primarily to and from affiliated companies.

Below are related party transactions not disclosed elsewhere in the financial statements. Refer also to Notes 10, 13, 18 and 19 for transactions with related parties.

Sales of oil and oil products to related parties were $124 million, $148 million and $98 million for the years ended December 31, 2003, 2002 and 2001, respectively.

Other sales to related parties were $76 million, $74 million and $46 million for the years ended December 31, 2003, 2002 and 2001, respectively.

Purchases of oil and oil products from related parties were $270 million, $449 million and $305 million for the years ended December 31, 2003, 2002 and 2001, respectively.

Purchases of construction services from related parties were $451 million, $206 million and $389 million for the years ended December 31, 2003, 2002 and 2001, respectively.

Other purchases from related parties were $99 million, $64 million and $128 million for the years ended December 31, 2003, 2002 and 2001, respectively.

Purchases of insurance services from related parties were $200 million, $161 million and $214 million during the years ended December 31, 2003, 2002 and 2001, respectively.

Amounts receivable from related parties, including loans and advances, were $243 million and $267 million as of December 31, 2003 and 2002, respectively. Amounts payable to related parties were $128 million and $99 million as of December 31, 2003 and 2002, respectively.

As of December 31, 2003 and 2002 the Government of the Russian Federation owned 8% of the shares of the common stock of the Company. The Russian Federation also owns, controls, or has significant influence over the operations of many other companies and enterprises in the Russian Federation and has a significant influence on the operation of business and the economic environment. A significant part of the activity of Group companies is linked to companies belonging to or controlled by the Russian Federation. The Russian Federation is a customer and supplier of the Group through numerous affiliated and other related organizations. Management consider such trading relationships as part of the normal course of conducting business in the Russian Federation and consider that such relationships will remain for the foreseeable future. Accordingly, information on these transactions is not disclosed as related party transactions.

Note 22. Compensation plan

During 2003, the Company introduced a compensation plan available to certain members of management, which provides compensation based upon share appreciation rights on the Company's common stock. The number of shares, or rights, allocated to the plan is approximately 11 million shares. These rights vest in December 2006. In connection with the plan through December 31, 2003 a Group company purchased approximately 7 million treasury shares at a total cost of $138 million. The Group recorded approximately $3 million of compensation related to this plan in 2003. The Group also recorded compensation of $23 million during 2003 in relation to a previous existing plan that expired in 2003.

Note 23. Segment information

Presented below is information about the Group's operating and geographical segments for the years ended December 31, 2003, 2002 and 2001 in accordance with SFAS No. 131, *"Disclosures about Segments of an Enterprise and Related Information."*

The Group has four operating segments - exploration and production; refining, marketing and distribution; chemicals and other business segments. The Group previously included the chemicals segment within the refining, marketing and distribution segment. These segments have been determined based on the nature of their operations. Management on a regular basis assesses the performance of these operating segments. The exploration and production segment explores for, develops and produces primarily crude oil. The refining, marketing and distribution segment processes crude oil into refined products and purchases, sells and transports crude oil and refined petroleum products. The chemicals segment refines and sells chemical products. Activities of the other business operating segment include the development of businesses beyond the Group's traditional operations.

The segment information for the years ended December 31, 2002 and 2001 was restated to reflect the change in composition of the Group's operating segments.

For the years ended December 31, 2003, 2002 and 2001 the Group had one customer who accounted for 2.0%, 6.1% and 14.6% of total sales, respectively.

Geographical segments have been determined based on the area of operations and include three segments. They are Western Siberia, European Russia and International.

Operating segments

2003	Exploration and production	Refining, marketing and distribution	Chemicals	Other	Elimination	Consolidated
Sales						
Third parties	1,580	19,542	963	33	-	22,118
Inter-segment	5,702	285	8	46	(6,041)	-
Total sales	**7,282**	**19,827**	**971**	**79**	**(6,041)**	**22,118**
Operating expenses and total cost of purchases	2,349	11,323	808	25	(6,050)	8,455
Depreciation, depletion and amortization expense	606	304	4	6	-	920
Interest expense	66	199	3	84	(79)	273
Income tax expense	381	605	11	10	-	1,007
Net income	1,995	1,611	72	31	(8)	3,701
Total assets	15,851	13,894	282	1,723	(5,176)	26,574
Capital expenditures	1,784	1,175	39	20	-	3,018

2002	Exploration and production	Refining, marketing and distribution	Chemicals	Other	Elimination	Consolidated
Sales						
Third parties	1,264	13,466	581	23	-	15,334
Inter-segment	3,897	175	4	101	(4,177)	-
Total sales	**5,161**	**13,641**	**585**	**124**	**(4,177)**	**15,334**
Operating expenses and total cost of purchases	1,916	6,784	510	63	(4,177)	5,096
Depreciation, depletion and amortization expense	602	219	2	1	-	824
Interest expense	157	153	2	42	(132)	222
Income tax expense	256	465	4	14	-	739
Net income	220	1,700	20	53	(150)	1,843
Total assets	13,005	11,969	162	1,256	(4,391)	22,001
Capital expenditures	1,411	706	12	75	-	2,204

2001	Exploration and production	Refining, marketing and distribution	Chemicals	Other	Elimination	Consolidated
Sales						
Third parties	1,225	11,691	497	13	-	13,426
Inter-segment	4,153	300	13	66	(4,532)	-
Total sales	**5,378**	**11,991**	**510**	**79**	**(4,532)**	**13,426**
Operating expenses and total cost of purchases	2,031	6,697	447	30	(4,534)	4,671
Depreciation, depletion and amortization expense	606	278	2	-	-	886
Interest expense	74	189	1	27	(34)	257
Income tax expense	52	598	8	16	-	674
Net income (loss)	911	1,169	(9)	11	27	2,109
Total assets	12,024	10,046	79	777	(2,984)	19,942
Capital expenditures	1,789	809	4	15	-	2,617

Geographical segments

	2003	2002	2001
Sales of crude oil within Russia	374	469	992
Export of crude oil and sales of crude oil by foreign subsidiaries	6,844	4,336	3,951
Sales of petroleum products within Russia	3,450	2,883	2,595
Export of petroleum products and sales of petroleum products by foreign subsidiaries	9,480	6,225	4,690
Sales of chemicals within Russia	251	134	159
Export of chemicals and sales of chemicals by foreign subsidiaries	671	392	334
Other sales within Russia	568	554	435
Other export sales and other sales of foreign subsidiaries	480	341	270
Total sales	**22,118**	**15,334**	**13,426**

2003	Western Siberia	European Russia	International	Elimination	Consolidated
Sales					
Third parties	512	5,346	16,260	-	22,118
Inter-segment	3,212	7,572	22	(10,806)	-
Total sales	**3,724**	**12,918**	**16,282**	**(10,806)**	**22,118**
Operating expenses and total cost of purchases	1,023	4,836	13,414	(10,818)	8,455
Depletion, depreciation and amortization	314	476	130	-	920
Interest expense	13	233	70	(43)	273
Income taxes	172	773	62	-	1,007
Net income	584	1,761	1,376	(20)	3,701
Total assets	6,721	15,912	7,247	(3,306)	26,574
Capital expenditures	543	1,953	522	-	3,018

2002	Western Siberia	European Russia	International	Elimination	Consolidated
Sales					
Third parties	365	4,331	10,638	-	15,334
Inter-segment	2,078	6,350	67	(8,495)	-
Total sales	**2,443**	**10,681**	**10,705**	**(8,495)**	**15,334**
Operating expenses and total cost of purchases	979	3,967	8,644	(8,494)	5,096
Depletion, depreciation and amortization	335	367	122	-	824
Interest expense	28	162	42	(10)	222
Income taxes	177	571	(9)	-	739
Net (loss) income	(133)	1,802	310	(136)	1,843
Total assets	5,565	13,079	5,354	(1,997)	22,001
Capital expenditures	399	1,362	443	-	2,204

2001	Western Siberia	European Russia	International	Elimination	Consolidated
Sales					
Third parties	379	4,389	8,658	-	13,426
Inter-segment	2,329	5,204	73	(7,606)	-
Total sales	**2,708**	**9,593**	**8,731**	**(7,606)**	**13,426**
Operating expenses and total cost of purchases	1,220	3,450	7,610	(7,609)	4,671
Depletion, depreciation and amortization	325	404	157	-	886
Interest expense	19	168	73	(3)	257
Income taxes	(66)	714	26	-	674
Net income	477	1,482	141	9	2,109
Total assets	5,400	11,883	3,991	(1,332)	19,942
Capital expenditures	667	1,579	371	-	2,617

Note 24. Subsequent events

Business combinations

On January 26, 2004, a Group company entered into an agreement with ConocoPhillips to purchase 308 gas stations and contracts to supply petroleum products to an additional 471 gas stations in the Northeast of the United States of America for $270 million. The transaction was finalized in May 2004.

Capital commitment

In March 2004, a Group company entered into an agreement for exploration, development and production of non-associated gas and condensate in Saudi Arabia. In respect of this agreement, a Group company has minimum exploration commitments of $215 million over the next 5 years.

OAO LUKOIL
Supplementary Information on Oil and Gas Exploration and Production Activities (Unaudited)

(Millions of US dollars, except as indicated)

This section provides unaudited supplemental information on oil and gas exploration and production activities in accordance with SFAS No. 69, *"Disclosures About Oil and Gas Producing Activities"* in six separate tables:

I. Capitalized costs relating to oil and gas producing activities

II. Costs incurred in oil and gas property acquisition, exploration, and development activities

III. Results of operations for oil and gas producing activities

IV. Reserve quantity information

V. Standardized measure of discounted future net cash flows

VI. Principal sources of changes in the standardized measure of discounted future net cash flows

Amounts shown for equity companies represent the Group's share in its exploration and production affiliates, which are accounted for using the equity method of accounting.

I. Capitalized costs relating to oil and gas producing activities

As of December 31, 2003	International	Russia	Total consolidated companies	Group's share in equity companies	Total
Unproved oil and gas properties	127	508	635	23	658
Proved oil and gas properties	906	22,730	23,636	680	24,316
Accumulated depreciation, depletion, and amortization	(71)	(12,071)	(12,142)	(103)	(12,245)
Capitalised cost related to asset retirement obligation	2	36	38	1	39
Accumulated depreciation of capitalized cost related to asset retirement obligation	-	(5)	(5)	-	(5)
Net capitalized costs	964	11,198	12,162	601	12,763

As of December 31, 2002	*International*	*Russia*	*Total* consolidated companies	*Group's* share in equity companies	*Total*
Unproved oil and gas properties	-	310	310	41	351
Proved oil and gas properties	1,103	20,657	21,760	625	22,385
Accumulated depreciation, depletion, and amortization	(155)	(12,097)	(12,252)	(194)	(12,446)
Net capitalized costs	948	8,870	9,818	472	10,290

As of December 31, 2001	International	Russia	Total consolidated companies	Group's share in equity companies	Total
Unproved oil and gas properties	-	354	354	31	385
Proved oil and gas properties	868	19,855	20,723	426	21,149
Accumulated depreciation, depletion, and amortization	(141)	(11,868)	(12,009)	(131)	(12,140)
Net capitalized costs	727	8,341	9,068	326	9,394

II. Costs incurred in oil and gas property acquisition, exploration, and development activities

Year ended December 31, 2003	International	Russia	Total consolidated companies	Group's share in equity companies	Total
Acquisition of properties - proved	-	485	485	2	487
Acquisition of properties - unproved	2	311	313	1	314
Exploration costs	121	135	256	3	259
Development costs	128	1,400	1,528	249	1,777
Total costs incurred	**251**	**2,331**	**2,582**	**255**	**2,837**

Year ended December 31, 2002	International	Russia	Total consolidated companies	Group's share in equity companies	Total
Acquisition of properties - proved	-	24	24	-	24
Acquisition of properties - unproved	-	11	11	-	11
Exploration costs	15	74	89	3	92
Development costs	322	1,000	1,322	158	1,480
Total costs incurred	**337**	**1,109**	**1,446**	**161**	**1,607**

Year ended December 31, 2001	International	Russia	Total consolidated companies	Group's share in equity companies	Total
Acquisition of properties - proved	-	445	445	22	467
Acquisition of properties - unproved	-	310	310	7	317
Exploration costs	-	144	144	6	150
Development costs	246	1,399	1,645	79	1,724
Total costs incurred	**246**	**2,298**	**2,544**	**114**	**2,658**

Approximately $21 million relating to the cumulative effect of the adoption of SFAS No.143 is excluded from 2003 costs incurred.

III. Results of operations for oil and gas producing activities

The Group's results of operations for oil and gas producing activities are presented below. In accordance with SFAS No. 69, sales and transfers to Group companies are based on market prices. Income taxes are based on statutory rates for the year adjusted for applicable tax credits and allowances relating to oil and gas producing activities. The results of operations exclude corporate overhead and interest costs.

Year ended December 31, 2003	International	Russia	Total consolidated companies	Group's share in equity companies	Total
Revenue					
Sales	102	5,606	5,708	339	6,047
Transfers	3	2,638	2,641	28	2,669
Total revenues	105	8,244	8,349	367	8,716
Production costs (excluding production taxes)	(26)	(1,432)	(1,458)	(69)	(1,527)
Exploration expense	(15)	(121)	(136)	(4)	(140)
Depreciation, depletion, and amortization	(16)	(590)	(606)	(31)	(637)
Accretion expense	-	(11)	(11)	-	(11)
Taxes other than income taxes	-	(3,230)	(3,230)	(69)	(3,299)
Related income taxes	(8)	(686)	(694)	(53)	(747)
Total results of operations for producing activities	**40**	**2,174**	**2,214**	**141**	**2,355**

Year ended December 31, 2002	International	Russia	Total consolidated companies	Group's share in equity companies	Total
Revenue					
Sales	176	5,026	5,202	222	5,424
Transfers	5	2,847	2,852	124	2,976
Total revenues	181	7,873	8,054	346	8,400
Production costs (excluding production taxes)	(28)	(1,327)	(1,355)	(69)	(1,424)
Exploration expense	(15)	(74)	(89)	(3)	(92)
Depreciation, depletion, and amortization	(27)	(575)	(602)	(37)	(639)
Taxes other than income taxes	-	(2,196)	(2,196)	(56)	(2,252)
Related income taxes	(27)	(888)	(915)	(77)	(992)
Total results of operations for producing activities	**84**	**2,813**	**2,897**	**104**	**3,001**

Year ended December 31, 2001	International	Russia	Total consolidated companies	Group's share in equity companiesl	Total
Revenue					
Sales	142	4,753	4,895	125	5,020
Transfers	-	3,019	3,019	104	3,123
Total revenues	142	7,772	7,914	229	8,143
Production costs (excluding production taxes)	(11)	(1,400)	(1,411)	(59)	(1,470)
Exploration expense	-	(144)	(144)	(6)	(150)
Depreciation, depletion, and amortization	(49)	(557)	(606)	(17)	(623)
Taxes other than income taxes	-	(1,751)	(1,751)	(29)	(1,780)
Related income taxes	(22)	(1,333)	(1,355)	(39)	(1,394)
Total results of operations for producing activities	**60**	**2,587**	**2,647**	**79**	**2,726**

IV. Reserve quantity information

Proved reserves are the estimated quantities of oil and gas reserves which geological and engineering data demonstrate will be recoverable with reasonable certainty in future years from known reservoirs under existing economic and operating conditions. Proved reserves do not include additional quantities of oil and gas reserves that may result from extensions of currently proved areas or from applying secondary or tertiary recovery processes not yet tested and determined to be economic.

Proved developed reserves are the quantities of reserves expected to be recovered through existing wells with existing equipment and operating methods.

Due to the inherent uncertainties and the necessarily limited nature of reservoir data, estimates of reserves are subject to change as additional information becomes available.

Management has included within proved reserves quantities which the Group expects to produce after the expiry dates of its current production licenses. These licenses expire between 2011 and 2026, with the most significant expiring between 2011 and 2014. Management believes the licenses will be extended to produce subsequent to their current expiry dates. The Group is in the process of extending all of its production licenses in the Russian Federation. The Group has already extended a portion of these licenses and expects to extend the remaining licenses for indefinite periods. To date there have been no unsuccessful license renewal applications.

Estimated net proved oil and gas reserves and changes thereto for the years 2003, 2002 and 2001 are shown in the table set out below.

Millions of barrels	Consolidated subsidiaries			Group's share in equity companies	Total
	International	Russia	Total		
Crude oil					
January 1, 2001	364	12,078	12,442	453	12,895
Revisions of previous estimates	1	(66)	(65)	16	(49)
Purchase of hydrocarbons in place*	-	1,650	1,650	44	1,694
Extensions and discoveries	3	570	573	41	614
Production	(8)	(507)	(515)	(27)	(542)
December 31, 2001	360	13,725	14,085	527	14,612
Revisions of previous estimates	(24)	835	811	62	873
Purchase of hydrocarbons in place*	1	35	36	-	36
Extensions and discoveries	-	307	307	1	308
Production	(10)	(512)	(522)	(42)	(564)
Sales of reserves	-	(4)	(4)	(3)	(7)
December 31, 2002	327	14,386	14,713	545	15,258
Revisions of previous estimates	15	493	508	97	605
Purchase of hydrocarbons in place*	-	571	571	(206)	365
Extensions and discoveries	-	420	420	-	420
Production	(8)	(552)	(560)	(32)	(592)
Sales of reserves	(79)	-	(79)	-	(79)
December 31, 2003	**255**	**15,318**	**15,573**	**404**	**15,977**
Proved developed reserves					
December 31, 2001	87	8,689	8,776	418	9,194
December 31, 2002	107	9,041	9,148	359	9,507
December 31, 2003	**143**	**9,792**	**9,935**	**272**	**10,207**

*) Purchase of hydrocarbons in place for equity companies includes transfers of reserves to the consolidated group upon those equity companies becoming subject to consolidation.

The minority interest share included in the above total proved reserves was 256 million barrels, 1,089 million barrels and 951 million barrels as of December 31, 2003, 2002 and 2001, respectively. The minority interest share included in the above proved developed reserves was 133 million barrels, 411 million barrels and 343 million barrels as of December 31, 2003, 2002 and 2001, respectively. All minority interests relate to the reserves in the Russian Federation.

Billions of cubic feet	Consolidated subsidiaries			Group's share in equity companies	Total
	International	Russia	Total		
Natural gas					
January 1, 2001	1,763	1,704	3,467	158	3,625
Revisions of previous estimates	(75)	315	240	31	271
Purchase of hydrocarbons in place*	-	8,299	8,299	78	8,377
Extensions and discoveries	-	1,028	1,028	25	1,053
Production	(20)	(85)	(105)	(11)	(116)
December 31, 2001	1,668	11,261	12,929	281	13,210
Revisions of previous estimates	(44)	809	765	(53)	712
Purchase of hydrocarbons in place*	-	4,967	4,967	-	4,967
Extensions and discoveries	-	5,401	5,401	-	5,401
Production	(43)	(76)	(119)	(7)	(126)
December 31, 2002	1,581	22,362	23,943	221	24,164
Revisions of previous estimates	602	(269)	333	13	346
Purchase of hydrocarbons in place*	-	98	98	(59)	39
Extensions and discoveries	-	57	57	-	57
Production	(28)	(96)	(124)	(9)	(133)
December 31, 2003	**2,155**	**22,152**	**24,307**	**166**	**24,473**
Proved developed reserves:					
December 31, 2001	570	1,503	2,073	179	2,252
December 31, 2002	574	1,656	2,230	110	2,340
December 31, 2003	**1,070**	**1,722**	**2,792**	**122**	**2,914**

*) Purchase of hydrocarbons in place for equity companies includes transfers of reserves to the consolidated group upon those equity companies becoming subject to consolidation.

The minority interest share included in the above total proved reserves was 21 billion cubic feet, 5,621 billion cubic feet and 3,355 billion cubic feet as of December 31, 2003, 2002 and 2001, respectively. The minority interest share included in the above proved developed reserves was 16 billion cubic feet, 64 billion cubic feet and 56 billion cubic feet as of December 31, 2003, 2002 and 2001, respectively. All minority interests relate to the reserves in the Russian Federation.

V. Standardized measure of discounted future net cash flows

The standardized measure of discounted future net cash flows, related to the above oil and gas reserves, is calculated in accordance with the requirements of SFAS No. 69. Estimated future cash inflows from production are computed by applying year-end prices for oil and gas to year-end quantities of estimated net proved reserves. Adjustment in this calculation for future price changes is limited to those required by contractual arrangements in existence at the end of each reporting year. Future development and production costs are those estimated future expenditures necessary to develop and produce year-end estimated proved reserves based on year-end cost indices, assuming continuation of year-end economic conditions. Estimated future income taxes are calculated by applying appropriate year-end statutory tax rates. These rates reflect allowable deductions and tax credits and are applied to estimated future pre-tax net cash flows, less the tax bases of related assets. Discounted future net cash flows have been calculated using a ten percent discount factor. Discounting requires a year-by-year estimate of when future expenditures will be incurred and when reserves will be produced.

The information provided in the tables set out below does not represent management's estimate of the Group's expected future cash flows or of the value of the Group's proved oil and gas reserves. Estimates of proved reserve quantities are imprecise and change over time as new information becomes available. Moreover, probable and possible reserves, which may become proved in the future, are excluded from the calculations. The arbitrary valuation prescribed under SFAS No. 69 requires assumptions as to the timing and amount of future development and production costs. The calculations should not be relied upon as an indication of the Group's future cash flows or of the value of its oil and gas reserves.

	International	Russia	Total consolidated companies	Group's share in equity companies	Total
As of December 31, 2003					
Future cash inflows	6,376	261,575	267,951	6,445	274,396
Future production and development costs	(3,476)	(149,526)	(153,002)	(3,117)	(156,119)
Future income tax expenses	(586)	(26,071)	(26,657)	(824)	(27,481)
Future net cash flows	2,314	85,978	88,292	2,504	90,796
Discount for estimated timing of cash flows (10% p.a.)	(1,392)	(55,642)	(57,034)	(1,389)	(58,423)
Discounted future net cash flows	**922**	**30,336**	**31,258**	**1,115**	**32,373**
Minority share in discounted future net cash flows	-	537	537	-	537

Included as a part of the $156 billion of future development costs are $2 billion of future dismantlement, abandonment and rehabilitation costs.

	International	Russia	Total consolidated companies	Group's share in equity companies	Total
As of December 31, 2002					
Future cash inflows	5,975	205,622	211,597	7,571	219,168
Future production and development costs	(2,117)	(123,967)	(126,084)	(3,686)	(129,770)
Future income tax expenses	(796)	(18,857)	(19,653)	(855)	(20,508)
Future net cash flows	3,062	62,798	65,860	3,030	68,890
Discount for estimated timing of cash flows (10% p.a.)	(1,674)	(42,104)	(43,778)	(1,665)	(45,443)
Discounted future net cash flows	**1,388**	**20,694**	**22,082**	**1,365**	**23,447**
Minority share in discounted future net cash flows	-	1,842	1,842	-	1,842

	International	Russia	Total consolidated companies	Group's share in equity companies	Total
As of December 31, 2001					
Future cash inflows	5,410	163,720	169,130	5,816	174,946
Future production and development costs	(2,180)	(97,755)	(99,935)	(2,766)	(102,701)
Future income tax expenses	(766)	(14,909)	(15,675)	(652)	(16,327)
Future net cash flows	2,464	51,056	53,520	2,398	55,918
Discount for estimated timing of cash flows (10% p.a.)	(1,743)	(34,337)	(36,080)	(1,353)	(37,433)
Discounted future net cash flows	**721**	**16,719**	**17,440**	**1,045**	**18,485**
Minority share in discounted future net cash flows	-	1,362	1,362	-	1,362

VI. Principal sources of changes in the standardized measure of discounted future net cash flows

Consolidated companies	2003	2002	2001
Discounted present value as at January 1	22,082	17,440	20,235
Net changes due to purchases and sales of minerals in place	16	448	4,169
Sales and transfers of oil and gas produced, net of production costs	(3,525)	(4,414)	(4,608)
Net changes in prices and production costs estimates	8,978	4,687	(12,686)
Extensions, discoveries, and improved recovery, less related costs	1,049	521	1,045
Development costs incurred during the period	1,528	1,680	1,011
Revisions of previous quantity estimates	1,163	1,781	(295)
Net change in income taxes	(2,867)	(2,052)	5,334
Other changes	(115)	(334)	160
Accretion of discount	2,949	2,325	3,075
Discounted present value at December 31	**31,258**	**22,082**	**17,440**

Group's share in equity companies	2003	2002	2001
Discounted present value as at January 1	1,365	1,045	1,235
Net changes due to purchases and sales of minerals in place	(457)	(2)	194
Sales and transfers of oil and gas produced, net of production costs	(225)	(218)	(135)
Net changes in prices and production costs estimates	158	290	(518)
Extensions, discoveries, and improved recovery, less related costs	-	-	101
Development costs incurred during the period	127	69	44
Revisions of previous quantity estimates	218	162	54
Net change in income taxes	(121)	(121)	203
Other changes	(67)	15	(153)
Accretion of discount	117	125	20
Discounted present value at December 31	**1,115**	**1,365**	**1,045**

Total	2003	2002	2001
Discounted present value as at January 1	23,447	18,485	21,470
Net changes due to purchases and sales of minerals in place	(441)	446	4,363
Sales and transfers of oil and gas produced, net of production costs	(3,750)	(4,632)	(4,743)
Net changes in prices and production costs estimates	9,136	4,977	(13,204)
Extensions, discoveries, and improved recovery, less related costs	1,049	521	1,146
Development costs incurred during the period	1,655	1,749	1,055
Revisions of previous quantity estimates	1,381	1,943	(241)
Net change in income taxes	(2,988)	(2,173)	5,537
Other changes	(182)	(319)	7
Accretion of discount	3,066	2,450	3,095
Discounted present value at December 31	**32,373**	**23,447**	**18,485**

Reference Information

More information about the Company is available at LUKOIL's website at www.lukoil.ru (Russian version) or www.lukoil.com (English version).

By visiting our site you can find out more about LUKOIL's main businesses and Company results, as well as staying informed of current Company news across the spectrum of LUKOIL activities. The site also provides information about Company policy and involvement in social and environmental affairs.

A section of the site for investors and shareholders provides the Company's financial results, history of dividend payments, share prices and accounts. A number of presentations for the investment community are also available through his section of the site.

Legal Address and Central Office
11, Sretensky Bulvar, Moscow, Russia 101 000

Central Information Service
Tel: +7 (095) 927-44-44, 928-98-41
Fax: +7 (095) 916-00-20
Telex: 612 553 LUK SU

Shareholder Relations Department
Tel: +7 (095) 927-48-84, 933-98-55
Fax: +7 (095) 927-48-11
Email: shareholder@lukoil.com

Investor Relations Department
Tel: + 7 (095) 927-16-96
Fax: + 7 (095) 933-92-88
Email: investor@lukoil.com

Press Service
Tel: +7 (095) 927-16-77
Fax: 7 (095) 927-16-53
Email: pr@lukoil.com

LUKOIL Stock & Consulting Center
24, Ulitsa Petrovka, Moscow, Russia 127 051
Tel: + 7 (095) 927-43-80, 933-99-18

NIKOIL Registrar Company
28, 3rd Ulitsa Yamskovo Polya, Moscow, Russia 125 124
Tel/fax: + 7 (095) 755-90-77

LUKOIL Publications
Electronic versions of the following financial reports for 2003 are available at the Investor Center section of the Company website (www.lukoil.com/ir).

1. Annual Report.
2. Consolidated Financial Accounts.
3. Quarterly Consolidated Financial Accounts.
4. Management Discussion of Company Performance.

Annual Meeting of Shareholders

The Annual Meeting of Shareholders will be held at 11a.m. on 24 June, 2003 at: 11, Sretensky blvd, Moscow (Conference hall of the Vega Building, access from Kostyansky Pereulok).
Registration starts at 9:30am.

Concepts and Terms Used in the Document

The references to LUKOIL, LUKOIL Group, 'the Company', 'we' and 'our' in this document all refer to LUKOIL and/or its subsidiary enterprises, depending upon the context, in which the terms are used.

The average rouble/dollar exchange rate for 2003 (30.69 roubles/dollar) is used in conversion of rouble figures for expression in dollars, unless otherwise indicated.